CBIZ

THE POWER OF MANY COMING TOGETHER AS ONE TO ACCELERATE GROWTH.

ANNUAL REPORT 2022

CBIZ, INC.

Core Values



We do the
right thing.



Our people
matter.



We are dedicated
to the success
of our clients.



We expect
to win.



We are
OneCBIZ.

Corporate Profile

CBIZ, Inc. is a leading national provider of financial, insurance and advisory services **DESIGNED TO HELP OUR CLIENTS** and their businesses **GROW AND SUCCEED**. Founded on the simple idea that growing businesses of all sizes wanted and needed access to **BEST-IN-CLASS PROFESSIONAL SERVICES** with a personalized, local approach, CBIZ is now one of the largest professional services providers in the country. Our services include accounting, tax and advisory services as well as group health benefits, human capital management, payroll, property and casualty insurance and retirement investment planning services. Over our 26-year history, CBIZ has grown to a team of **MORE THAN 6,500 PROFESSIONALS** working through **MORE THAN 120 OFFICES** located across the country. Shares of our common stock are traded on the New York Stock Exchange ("NYSE") under the symbol "CBZ."

Mission Statement

To provide exceptional advice and solutions that help our clients achieve their goals.

Vision Statement

To be recognized by our clients as the premier provider of accounting, insurance and other professional business services and by our team members as their employer of choice.

Table of Contents

FINANCIAL HIGHLIGHTS
FIVE YEAR GROWTH

Revenue
(in millions)

$1,412M

$922.0M in 2018

△ 53.1%
total growth

↗ 11.2%
CAGR

Adjusted Pre-Tax Margin

10.6%

8.7% in 2018

△ 190 bps
total growth

↗ 48 bps
avg. per year

Adjusted Diluted Earnings Per Share
from continuing operations (in dollars)

$2.13

$1.09 in 2018

△ 95.4%
total growth

↗ 18.2%
CAGR

Adjusted EBITDA
(in millions)

$190.1M

$109.1M in 2018

△ 74.2%
total growth

↗ 14.9%
CAGR

All non-GAAP measures have been reconciled to the comparable GAAP measures
within the tables immediately following the Company's Form 10-K.

DEAR FELLOW SHAREHOLDERS,

You may have noticed that this 2022 Annual Report features a new look for our CBIZ logo, combining elements from our history with a bold eye to the future. Since our founding, the CBIZ vector has been a fundamental part of our identity. The vector symbolizes the **power of many coming together as one to accelerate growth**. It represents our history of growth through the acquisition of best-in-class professional services firms. It also represents our ability to support the growth of our clients by offering them a breadth of services and depth of expertise unmatched in our industries. It also represents our commitment to supporting the growth and development of our team members, now over 6,500 strong, throughout their careers.

As we start a new year and launch our new look, we continue to demonstrate what is possible when we come together and focus on growth and opportunity. With this in mind, I am pleased to reflect on our performance for 2022 and our outlook for the future.

2022 was a record year for CBIZ with revenue growing by 27.8%, organic revenue growing by 10.9%, Adjusted Earnings Per Share growth of 28.3%, and Adjusted EBITDA improving by 28.1%. Our strong performance throughout the year was reflected in our stock price increasing by nearly 20%. These results are the product of the strategic vision we set for our business over five years ago and our success further demonstrates the power of many coming together as one to accelerate growth.

As strong as our 2022 results were, our performance over the past five years is even more impressive. Since 2017, our total shareholder return more than tripled, far outpacing our peer group as well as the S&P 500 and the Russell 2000 indices.

Overall Performance

Our Financial Services division had an especially strong year with a record 37.6% increase in total revenue. This double-digit growth was driven by strong demand

Comparison of 5-Year Cumulative Total Return*


$350
$300
$250
$200
$150
$100
$50
$0
Dec. 17
Dec. 18
Dec. 19
Dec. 20
Dec. 21
Dec. 22
203%
89%
57%
22%
CBIZ, Inc.
S&P 500
Russell 2000
Peer Group

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

for all three major service lines: Accounting and Tax services, Advisory services, and Government Health Care consulting services.

Our growth within this division also reflects our success in improving pricing with our clients. We saw remarkable traction with many of the custom services we offer– for example, our work to assist clients in securing the Employee Retention Tax Credit (ERTC). As we demonstrated throughout the early days of the pandemic, our teams are always proactively identifying new ways to support our clients and guide them through emerging opportunities.

Our Advisory services experienced strong demand for our more discretionary and project-based services, which created opportunities to drive rate increases and value billing. Our Government Health Care consulting business experienced growth through both new project work and the expansion of existing projects.

We experienced similar strong growth with our Benefits and Insurance division with organic revenue growth of 8.3% for the full year. Among the key drivers of growth were strong sales and continued favorable client retention rates.

Stronger Together

We started 2022 with one of the strongest M&A opportunity pipelines in our recent history. During the year, we completed two sizable and strategic acquisitions. The first was Marks Paneth, a leading accounting and tax firm with multiple locations in the metro New York area, and with offices in Philadelphia, Boca Raton and Washington, DC. The second was Stinnett and Associates, a risk and advisory services firm that provides consulting services in areas such as cybersecurity and SOX compliance. Stinnett brought offices in Tulsa and Oklahoma City, as well as a presence and capacity in Dallas, Houston, San Antonio, and Denver. Combined, these two acquisitions added almost 700 professionals to our team and annualized revenue of approximately $154 million.

In addition to the acquisitions completed in 2022, we were able to build on this momentum with two acquisitions in early 2023. The first was Danenhauer & Danenhauer,

a small firm located in Irvine, California with a focus on forensics that complements our litigation support practice. The second was Somerset CPAs and Advisors, an accounting, tax and advisory services firm headquartered in Indianapolis with offices in Fort Wayne and Michigan City, Indiana and Nashville, Tennessee. Somerset brings 250 professionals and approximately $55 million in annualized revenue to CBIZ and allows us to enter another growing and attractive geographic market.

Each of these acquisitions brings strategic value to CBIZ and strengthens the breadth of our services and depth of expertise that differentiates us within the markets we serve.

The Power Of Many



Beyond the exceptional performance of our business, it was an exciting year as we continued to strengthen our values-based culture and engage our team. In 2022, CBIZ was awarded **84** workplace awards including being named a Great Place to Work (for the seventh consecutive year), one of America's Best Midsize Employers by Forbes, a Top 100 Firm by Accounting Today, and a Best Place to Work in Insurance (for the eighth consecutive year).

CBIZ Cares, our effort to engage with the communities where we live and serve, also had a record year as many of our teams and offices returned to in-person volunteering and community service after a break due to the pandemic. As a global corporate partner for Dress for Success, we raised over $100,000 for affiliates nationwide through our CBIZ Women's Advantage (CWA) employee resource group. Once again, our annual food drive surpassed its goal of one million pounds of food with dollars raised and food donated going to support food banks in all our markets. Our CBIZ team also rallied to respond to the war in Ukraine by donating more than $100,000 to refugee relief efforts through the International Red Cross and UNICEF.

Our efforts to advance diversity and inclusion focused on expanding our employee resource groups (ERGs) this year as we built on the success of CBIZ Women's Advantage (CWA) and CBIZ Young Professionals (CYP), and we launched

2022 Workplace Awards

2022
America's Best
Midsize Employers
by Forbes

FIFTH TIME

Top Workplaces
USA 2022

SECOND TIME

Vault
Accounting
25

FIFTH TIME

Best Places
to Work in
Insurance by
Business Insurance

EIGHTH TIME

2022
Best and Brightest
Companies in the Nation
Top 101 by National
Association of Business
Resources ("NABR")

SEVENTH TIME

2022
Best and Brightest
in Wellness by
NABR

SIXTH TIME

Top Workplaces
Culture Excellence
Awards 2022

SECOND TIME

two new ERGs: BIPOC (Black, Indigenous, and People of Color) and CBIZ Pride, supporting our LGBTQ+ population. As a signatory to the CEO Action for Diversity and Inclusion pledge, we also launched our "Days of Understanding" initiative to encourage our leaders and teams to engage in open dialogue on issues of diversity and inclusion.

Looking Ahead

2022 was a remarkable year and our results were another reminder of what is possible when our team comes together to focus on a shared vision and executes toward a common goal. Our exceptional growth during the year demonstrates the impact of several multi-year investments we have been making to improve our processes, tools, and training aimed at enhancing client and team member experience and maximizing profitability. As we look ahead in 2023, we will build on these efforts with a keen focus on innovation, including accelerating our use of technology to expand capacity and better serve our clients. We remain confident in our strategy and the resilience of both our business and our clients.

On behalf of our entire team, thank you to our clients for trusting us to help you grow and succeed, to our shareholders for your confidence and engagement, and to our Board of Directors for your thoughtful guidance and support. I also want to thank our over 6,500 team members. At our core, CBIZ is a people business, and our results are due to the hard work and dedication of our team.

We hope you share our excitement on the launch of our new logo and how this new look captures our approach to our business and our future. As we look ahead, we will build upon our historic performance in 2022 and continue to demonstrate the **power of many coming together as one to accelerate growth.**

Sincerely,

Jerome P. Grisko Jr.
President and Chief Executive Officer

SERVICES & LOCATIONS

Financial Services

Accounting & Tax

Financial Advisory

Valuation

Risk & Advisory Services

Government Health Care Consulting


Financial & Accounting
CLIENT
Benefits & Insurance

Benefits & Insurance Services

Group Health Benefits Consulting

Payroll/Human Capital Management

Property & Casualty

Retirement & Investment Services

National Resources & Personal Service


Seattle
San Francisco
Salt Lake City
Denver
Los Angeles
San Diego
Phoenix/ Tucson
Minneapolis
Kansas City
Chicago
St. Louis
Indianapolis
Cleveland
Memphis
Atlanta
Boston
New York
Philadelphia
Mid-Atlantic
Tampa Bay
South Florida
Major Markets

6,500+	120+	21
Team Members	Offices	Major Markets

IN MEMORIAM

Steven L. Gerard
1945-2022

Chairman of the Board
2002 – 2022

CBIZ Chief Executive Officer and Director
2000 – 2016

Steve Gerard's vision for CBIZ set us on a path to be the successful and growing professional services company we are today. During Steve's tenure as CEO, CBIZ achieved continuous revenue growth and delivered extraordinary value to our shareholders. Steve's impact on our culture was even greater. Steve held a deep commitment to building a culture based on shared values with a strong focus on people. He was a passionate champion for the professional growth of our team members and established numerous innovative learning initiatives during his tenure including the CBIZ Women's Advantage program. Steve will be remembered as an exemplary leader who inspired those around him. Steve's legacy lives on through the annual Steven L. Gerard Award which honors a CBIZ team member who most embodies our core values.



Michael G. DeGroote
1933-2022

CBIZ Founder

Chairman of the Board
1996 – 2002

Chief Executive Officer
1996 – 2000

Mike DeGroote was an innovative business leader who built numerous successful companies throughout his career. With the founding of CBIZ in 1996, Mike pioneered the concept of a national, comprehensive outsourced business services provider for small and middle market businesses. His original idea, that small and middle market growing businesses need access to a broad variety of best-in-class professional services supported by seasoned professionals, remains a key pillar of our mission today. Mike DeGroote was the first leader of our company, and he will always serve as a model for what is best in CBIZ including his lifelong commitment to engaging and supporting the communities where we live and serve.



To supplement the consolidated financial statements presented in accordance with U.S. GAAP in this Annual Report on Form 10-K, certain non-GAAP financial measures as defined by SEC rules are used. The non-GAAP financial measures included in this Annual Report have been reconciled to the comparable U.S. GAAP measures within the tables shown on the following pages.

ADJUSTED EPS RECONCILIATION

Reconciliation of GAAP Income from Continuing Operations and Earnings Per Diluted Share[1]

(In thousands, except per share data)

	Year Ended December 31,									
	2022	EPS	2021	EPS	2020	EPS	2019	EPS	2018	EPS
Income from continuing operations	$105,372	$ 2.01	$ 70,911	$ 1.32	$ 78,347	$ 1.42	71,049	$ 1.27	$ 61,573	$ 1.09
Adjustment										
Gain on sale of operations, net	-	-	(6,311)	(0.12)	-	-	-	-	-	-
Gain on sale of assets, net[2]	(2,391)	(0.05)	-	-	-	-	-	-	-	-
Legal settlement, net	-	-	30,468	0.57	-	-	-	-	-	-
Transaction costs related to Marks Paneth[3]	1,329	0.03	-	-	-	-	-	-	-	-
Integration and retention costs related to Marks Paneth[3]	9,191	0.18	-	-	-	-	-	-	-	-
Income tax effect related to adjustments	(2,075)	(0.05)	(5,746)	(0.11)	-	-	-	-	-	-
Adjusted income from continuing operations	$111,426	$ 2.13	$ 89,322	$ 1.66	$ 78,347	$ 1.42	71,049	$ 1.27	$ 61,573	$ 1.09
Diluted weighed average common shares outstanding	52,388		53,723		55,359		55,895		56,487	

[1] CBIZ reports its financial results in accordance with GAAP. This table reconciles Adjusted Income and Adjusted EPS to the most directly comparable GAAP financial measures, "Income from continuing operations" and "Diluted earnings per share from continuing operations." Adjusted Income and Adjusted EPS are not defined by GAAP and should not be regarded as an alternative or replacement to any measurement of performance under GAAP. Adjusted Income and Adjusted EPS, which excludes significant non-operating related gains and losses, are used by the Company for its shareholders and debt holders as a performance measure to valuate, assess and benchmark the Company's operational results.

[2] This gain is related to a scale of a book of business in CBIZ's property and casualty line of service, and is recorded in Other income (expense), net.

[3] These costs include, but are not limited to, certain consulting, technology, personnel, as well as other first-year operating and general administrative costs that are non-recurring in nature.

ADJUSTED PRE-TAX INCOME AND MARGIN RECONCILIATION

Pre-tax Income to Adjusted Pre-tax Income[1]

(In thousands)

	2022		2021		2020		2019		2018	
Income from continuing operations	**Amounts**	**% of Revenue**	**Amounts**	**% of Revenue**	**Amounts**	**% of Revenue**	**Amounts**	**% of Revenue**	**Amounts**	**% of Revenue**
before income tax expense	**$141,493**	**10.0%**	**$ 93,040**	**8.4%**	**$ 103,488**	**10.7%**	**$ 92,889**	**9.8%**	**$ 79,840**	**8.7%**
Adjustments:										
Gain on sale of operations, net	-	-	(6,311)	-0.6%	-	-	-	-	-	-
Gain on sale of assets, net[2]	(2,391)	-0.2%	-	-	-	-	-	-	-	-
Legal settlement, net	-	-	30,468	2.8%	-	-	-	-	-	-
Transaction costs related to Marks Paneth[3]	1,329	0.1%	-	-	-	-	-	-	-	-
Integration and retention costs related to Marks Paneth[3]	9,191	0.7%	-	-	-	-	-	-	-	-
Adjusted income from continuing operations before income tax expense	**$ 149,622**	**10.6%**	**$117,197**	**10.6%**	**$ 103,488**	**10.7%**	**$ 92,889**	**9.8%**	**$ 79,840**	**8.7%**

[1] CBIZ reports its financial results in accordance with GAAP. This table reconciles Adjusted Income and Adjusted EPS to the most directly comparable GAAP financial measures, "Income from continuing operations" and "Diluted earnings per share from continuing operations." Adjusted Income and Adjusted EPS are not defined by GAAP and should not be regarded as an alternative or replacement to any measurement of performance under GAAP. Adjusted Income and Adjusted EPS, which excludes significant non-operating related gains and losses, are used by the Company for its shareholders and debt holders as a performance measure to valuate, assess and benchmark the Company's operational results.

[2] This gain is related to a scale of a book of business in CBIZ's property and casualty line of service, and is recorded in Other income (expense), net.

[3] These costs include, but are not limited to, certain consulting, technology, personnel, as well as other first-year operating and general administrative costs that are non-recurring in nature.

ADJUSTED EBITDA RECONCILIATION

Reconciliation of GAAP Income from Continuing Operations to Adjusted EBITDA[1]

(In thousands)

	Year Ended December 31,				
	2022	2021	2020	2019	2018
Income from continuing operations	$ 105,372	$ 70,911	$ 78,347	$ 71,049	$ 61,573
Interest expense	8,039	3,868	4,983	5,765	6,645
Income tax expense	36,121	22,129	25,141	21,840	18,267
(Gain) loss on sale of operations, net	(413)	(5,995)	509	(417)	(1,025)
Gain on sale of assets, net[2]	(2,391)	-	-	-	-
Legal settlement, net	-	30,468	-	-	-
Transaction costs related to Marks Paneth[3]	1,329	-	-	-	-
Integration and retention costs related to Marks Paneth[3]	9,191	-	-	-	-
Depreciation	11,231	10,781)	9,568	8,283	6,140
Amortization	21,664	16,297	13,571	14,062	17,535
Adjusted EBITDA[2]	$ 190,143	$ 148,459	$ 132,119	$ 120,582	$ 109,135
Adjusted EBITDA Margin	13.5%	13.4%	13.7%	12.8%	11.8%

[1] CBIZ reports its financial results in accordance with GAAP. This table reconciles Non-GAAP financial measures to the nearest GAAP financial measure, "Income from continuing operations." Adjusted EBITDA is not defined by GAAP and should not be regarded as an alternative or replacement to any measurement of performance or cash flow under GAAP. Adjusted EBITDA is commonly used by the Company, its shareholders and debt holders to evaluate, assess and benchmark the Company's operational results and to provide an additional measure with respect to the Company's ability to meet future debt obligations.

[2] This gain is related to a scale of a book of business in CBIZ's property and casualty line of service, and is recorded in Other income (expense), net.

[3] These costs include, but are not limited to, certain consulting, technology, personnel, as well as other first-year operating and general administrative costs that are non-recurring in nature.

CBIZ, INC.

Board of Directors

Rick L. Burdick – *Chairman*

Michael H. DeGroote

Joseph S. DiMartino

Gina D. France

Jerome P. Grisko Jr.

Sherrill W. Hudson

Richard T. Marabito

A. Haag Sherman

Todd J. Slotkin

Benaree Pratt Wiley

Rodney A. Young

Executive Team

Jerome P. Grisko Jr.
President and Chief Executive Officer

John A. Fleischer
Senior Vice President and Chief Information Officer

Michael W. Gleespen
Secretary and General Counsel

Ware H. Grove
Senior Vice President and Chief Financial Officer

Michael P. Kouzelos
President, Benefits and Insurance Services

Elizabeth A. Newman
Senior Vice President, Chief Administrative Officer, and Chief Human Resources Officer

Chris Spurio
President, Financial Services

Mark M. Waxman
Senior Vice President and Chief Marketing Officer

Security Markets

Shares of CBIZ, Inc. are listed on the New York Stock Exchange under the ticker symbol "CBZ."

Stock Transfer Agent and Registrar

Computershare Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

1.888.726.8085 (U.S., Canada, Puerto Rico)
1.781.575.3120 (non-U.S.)
Investor Portal: www.computershare.com/investor

Courier Mail:
Computershare Shareholder Services
150 Royall Street Suite 101
Canton, MA 02021

Shareholder Information

Copies of reports filed with the Securities and Exchange Commission are available online at www.sec.gov, www.cbiz.com or by written request to:

CBIZ, Inc.
Attn: Investor Relations
6801 Brecksville Rd., Door N
Cleveland, OH 44131

Annual Meeting

Wednesday, May 10, 2023, 8:00 a.m.
6801 Brecksville Rd., Door N
Cleveland, OH 44131

Independent Public Accountants

KPMG, LLP



Temporary Corporate Office

6801 BRECKSVILLE RD., DOOR N | CLEVELAND, OH 44131
216.447.9000 | www.cbiz.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number 1-32961

CBIZ, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-2769024
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6801 Brecksville Rd., Door N. Independence Ohio	**44131**
(Address of principal executive offices)	(Zip Code)

(216) 447-9000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	**CBZ**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued the audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the last sales price of such common stock as of the closing of trading on June 30, 2022, was approximately $2.00 billion.

The number of outstanding shares of the registrant's common stock is 50,380,328 as of February 17, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant incorporates by reference in Part III hereof portions of its definitive Proxy Statement for its 2023 Annual Meeting of Stockholders.

CBIZ, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 ("the Exchange Act"). All statements other than statements of historical fact included in this Annual Report on Form 10-K including, without limitation, "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our financial position, business strategy and plans and objectives for future performance are forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are commonly identified by the use of such terms and phrases as "will," "could," "can," "may," "strive," "hope," "intend," "believe," "estimate," "continue," "plan," "expect," "project," "anticipate," "outlook," "foreseeable future," "seek" and words or phrases of similar import in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance or results of current and anticipated services, sales efforts, expenses, and financial results.

From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this Annual Report on Form 10-K and in any other public statements that we make, are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in "Item 1A. Risk Factors" will be important in determining future results. Should one or more of these risks or assumptions materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in the quarterly, periodic and annual reports we file with the United States Securities and Exchange Commission (the "SEC"). Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses as discussed in Item 1 and Item 1A. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those described here could also adversely affect operating or financial performance.

The following text is qualified in its entirety by reference to the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Annual Report on Form 10-K. Unless the context otherwise requires, references in this Annual Report to "we," "our," "us," "CBIZ" or the "Company" shall mean CBIZ, Inc., a Delaware corporation, and its wholly-owned subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year which ends on December 31.

PART I

ITEM 1. BUSINESS

Overview

CBIZ, Inc. is a leading national provider of financial, insurance and advisory services designed to help our clients and their businesses grow and succeed. Founded on the simple idea that growing businesses of all sizes wanted and needed access to best in class professional services with a personalized, local approach, CBIZ is now one of the largest accounting, insurance brokerage, financial and advisory services providers in the country. Over 27 years, CBIZ has grown to a team of more than 6,500 professionals working through more than 120 offices located in 33 states and the District of Columbia. Shares of our common stock are traded on the New York Stock Exchange ("NYSE") under the symbol "CBZ."

Business Strategy

Since our founding in 1996, CBIZ set out to build a company that would provide a breadth of services and depth of expertise that is unmatched in our industries to assist our clients' with their most pressing needs and greatest opportunities. CBIZ pursued this vision by establishing a national platform of core services that our clients rely on to support their day-to-day business. Our core services include accounting, tax, government health care consulting, employee benefits, property and casualty insurance, payroll, human capital management, retirement plan services and a host of similar services. Over time, CBIZ strengthened this model by adding advisory services that help our clients with specialized needs they may have from time to time. These services include financial advisory, transaction advisory, risk advisory, valuation, technical accounting, litigation support, preparation for IPO, actuarial, executive search and compensation consulting services. This combination of the core essential services our clients rely on us to provide on a regular basis and the more specialized advisory services that our clients need from time to time are fundamental to our ability to perform well in both favorable and less favorable business climates.

Acquisitions are a key part of our growth strategy. We pursue acquisitions to: enter attractive geographic markets, strengthen our presence in an existing market, add services or deepen our expertise for our existing offerings, expand into higher growth industries and service niches and access top talent. We seek to acquire the most highly regarded, best in class financial, insurance, and advisory firms that demonstrate a desire for a greater national platform and enhanced client service capabilities, possess strong leadership, cultural fit and a client base with cross-serving potential.

Available Information — Our principal executive office is located at 6801 Brecksville Road, Door N, Independence, Ohio 44131, and our telephone number is (216) 447-9000. Our website is located at *https://www.cbiz.com*. We make available, free of charge on our website, through our investor relations page, our annual reports on Form 10- K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after we file (or furnish) such reports with the SEC. In addition, the SEC maintains an Internet Website that contains reports, proxy and information statements and other information about us at *https://www.sec.gov*. Our corporate code of conduct and ethics and the charters of the Audit Committee, the Compensation and Human Capital Committee and the Nominating and Governance Committee of the Board of Directors are available on the investor relations page of our website, referenced above, and in print to any shareholder who requests them.

Business Services — We deliver our services through the following three practice groups: Financial Services, Benefits and Insurance Services, and National Practices. A general description of the services provided by each practice group is presented in the table below.

Financial Services	Benefits and Insurance Services	National Practices
Accounting and Tax	Employee Benefits Consulting	Information Technology Managed
Financial Advisory	Payroll / Human Capital Management	Networking and Hardware Services
Valuation	Property and Casualty Insurance	Healthcare Consulting
Risk and Advisory Services	Retirement and Investment Services	
Government Healthcare Consulting		

Financial Services

Financial Services is comprised of core accounting services including traditional accounting, tax compliance, advisory, and specialty services, like transaction and risk advisory services, litigation support, valuation, and federal and state government health care compliance and consulting. The leader of each service line reports to the President of Financial Services.

Restrictions imposed by independence requirements and state accountancy laws and regulations preclude us from rendering audit and attest services (other than internal audit services). As such, we maintain joint-referral relationships and administrative service agreements ("ASAs") with independent licensed Certified Public Accounting ("CPA") firms (the "CPA firms") under which audit and attest services may be provided to our clients by such CPA firms. At December 31, 2022, we maintained ASAs with four CPA firms. Most of the members and/or stockholders of those CPA firms are also our team members, and we render services to the CPA firms as an independent contractor. One of our ASAs is with Mayer Hoffman McCann, P.C. ("Mayer Hoffman"), an independent national CPA firm headquartered in Kansas City, Missouri. Mayer Hoffman has 201 stockholders. Mayer Hoffman maintains a nine member Board of Directors. There are no board members of Mayer Hoffman who hold senior officer positions at CBIZ. Our association with Mayer Hoffman offers clients access to the multi-state resources and expertise of a national CPA firm. We also have an ASA with Myers and Stauffer LC ("MSLC"), an independent national governmental health care consulting firm headquartered in Kansas City, Missouri. MSLC has fourteen equity members, all of whom are also our team members. MSLC maintains a five-member executive committee, none of whom hold senior officer positions at CBIZ. Although the ASAs do not constitute control, we are one of the beneficiaries of the agreements and may bear certain economic risks. As such, the CPA firms with which we maintain ASAs qualify as variable interest entities.

The ASAs have terms ranging up to 22 years, are renewable upon agreement by both parties, and have certain rights of extension and termination. Under these ASAs, we provide a range of services to the CPA firms, including (but not limited to): administrative functions such as office management, bookkeeping and accounting; preparing marketing and promotional materials; providing office space, computer equipment, systems support and administrative and professional staff. Services are performed in exchange for a fee. Fees earned by us under the ASAs are recorded as revenue in the accompanying Consolidated Statements of Comprehensive Income and totaled approximately $235.4 million, $174.8 million and $159.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, a majority of which is related to services rendered to privately-held clients and governmental agencies. In the event that accounts receivable and unbilled work in process become uncollectible by the CPA firms, the service fee due to us is typically reduced on a proportional basis. Refer to Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements for further discussion.

Benefits and Insurance Services

Benefits and Insurance Services provides brokerage and consulting expertise for group health benefits and property and casualty insurance in addition to retirement plan advisory and investment services, payroll, human capital management, and other related services. The leader for each service line reports to the President of Benefits and Insurance Services.

The Benefits and Insurance Services practice group maintains relationships with many different insurance carriers. We do not assume underwriting risk. Some of these carriers have compensation arrangements with us whereby some portion of payments due to the Company may be contingent upon meeting certain performance goals, or upon our providing client services that would otherwise be provided by the carriers. These compensation arrangements are provided to us as a result of our performance and expertise, and may result in enhancing our ability to access certain insurance markets and services on behalf of our clients. The aggregate compensation related to these arrangements received during the years ended December 31, 2022, 2021 and 2020 was less than 2% of consolidated CBIZ revenue for the respective periods.

National Practices

Our National Practices group provides two services: information technology focusing on managed networking and hardware services and healthcare consulting. The information technology business has been serving one client in the United States and Canada for more than 20 years.

The healthcare consulting business, with expertise in revenue management, reimbursement optimization and managed care contracting, serves hospitals and other healthcare providers.

Revenue

Revenue by practice group for the years ended December 31, 2022, 2021 and 2020 is provided in the table below (in thousands) along with a discussion of certain external relationships and regulatory factors that currently impact those segments.

	Year End December 31,					
	2022		**2021**		**2020**	
Financial Services	$1,010,068	71.5%	$ 734,026	66.4%	$629,778	65.3%
Benefits and Insurance Services	358,007	25.4%	332,323	30.1%	297,758	30.9%
National Practices	43,904	3.1%	38,576	3.5%	36,361	3.8%
Total CBIZ revenue	$1,411,979	100.0%	$1,104,925	100.0%	$963,897	100.0%

Our revenue growth model includes three components: internal organic growth, cross-serving additional services to our existing clients, and strategic acquisitions.

- We capitalize on organic growth opportunities by creating value for our clients to help them achieve their goals, take advantage of their greatest opportunities or address their biggest challenges. We focus on building long-term relationships with our clients. We do this by offering our clients a personalized service experience that is backed by national resources. This approach enables our clients to access a breadth of services and depth of expertise typically not available through smaller, regional professional services providers but with a more tailored client experience than what is delivered by many national firms. Our ability to coordinate services and offer more comprehensive solutions enables us to provide additional value to our clients.

- Cross-serving provides us with the opportunity to offer and deliver multiple services to our existing clients. Cross-serving opportunities are identified by our professionals and then through internal coordination, we can offer a more comprehensive solution that may engage different business service lines. Being our clients' preferred partner allows us the opportunity to respond to our clients' needs with diverse and integrated services and solutions.

- From the time of our founding, we have pursued growth through strategic acquisitions. We pursue acquisitions to enter attractive geographic markets, strengthen our presence in an existing market, add services or deepen our expertise for our existing offerings, expand into higher growth industries and services niches and access top talent. Using clear criteria, we seek to identify, cultivate and pursue acquisitions of the most highly regarded, best in class financial, insurance, and advisory firms that demonstrate a desire for a greater national platform and enhanced client service capabilities, possess strong leadership, positive market reputation, cultural fit, commitment to exceptional client service, and a client base with cross-serving potential. In 2022, we completed two business acquisitions. From time to time, we divest, through sale or closure, business operations that do not contribute to our long-term objectives for growth or are not critical to our service offerings or markets. In 2022, we sold a small book of business in the Benefits and Insurance Services practice group. For further discussion regarding acquisitions and divestitures, refer to Note 18, Business Combinations, to the accompanying consolidated financial statements.

Clients

We provide multi-disciplinary and comprehensive solutions and professional services to over 100,000 clients across 25 industries. Our client base is made up of approximately 60,000 business clients and 40,000 individual clients. Our business client base is geographically dispersed across the country and includes small, middle market, and large businesses and organizations ranging from less than 10 to more than 10,000 employees. Our largest client comprised approximately 2.4% of our consolidated revenue in 2022 and is included in the National Practices group. Management believes that the diversity of our client base helps insulate us from a downturn in a particular industry or geographic market. Nevertheless, economic conditions among select clients and groups of clients may have an impact on the demand for the services that we provide.

Regulation

Our operations are subject to regulation by federal, state, local and professional governing bodies. Accordingly, our business services may be impacted by legislative changes by these bodies, particularly with respect to provisions relating to payroll, benefits administration and insurance services, pension plan administration and tax and accounting. We remain abreast of regulatory changes affecting our business, as these changes often affect clients' activities with respect to employment, taxation, benefits, and accounting. For instance, changes in income, estate, or property tax laws may require additional consultation with clients subject to these changes to assist these clients to comply with revised regulations.

We are subject to industry regulation and changes, including changes in laws, regulations, and codes of ethics governing our accounting, insurance, registered investment advisory and broker-dealer operations, as well as in other industries, the interpretation of which may impact our operations.

We are subject to certain privacy and information security laws and regulations, including, but not limited to those under the Health Insurance Portability and Accountability Act of 1996, Financial Modernization Act of 1999 (the Gramm-Leach-Bliley Act), the Health Information Technology for Economic and Clinical Health Act, and other provisions of federal and state laws which may restrict our operations and give rise to expenses related to compliance.

As a public company, we are subject to the provisions of the Sarbanes-Oxley Act of 2002 to reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors.

With respect to CPA firm clients that are required to file audited financial statements with the SEC, the SEC staff views us and the CPA firms with which we have contractual relationships as a single entity in applying independence rules established by the accountancy regulators and the SEC. Accordingly, we do not hold any financial interest in an SEC-reporting attest client of an associated CPA firm, enter into any business relationship with an SEC-reporting attest client that the CPA firm performing an audit could not maintain, or sell any non-audit services to an SEC-reporting attest client that the CPA firm performing an audit could not sell, under the auditor independence limitations set out in the Sarbanes-Oxley Act of 2002 and other professional accountancy independence standards. Applicable professional standards generally permit us to provide additional services to privately-held companies in addition to those services which may be provided to SEC-reporting attest clients of an associated CPA firm. We and the CPA firms with which we are associated have implemented policies and procedures designed to enable us and the CPA firms to maintain independence and freedom from conflicts of interest in accordance with applicable standards. Given the policies set by us on our relationships with SEC- reporting attest clients of associated CPA firms, and the limited number and size of such clients, the Sarbanes- Oxley Act of 2002 independence limitations do not, and are not expected to, materially affect our revenues.

The CPA firms with which we maintain ASAs may operate as limited liability companies, limited liability partnerships or professional corporations. The firms are separate legal entities with separate governing bodies and officers. Neither the existence of the ASAs nor the providing of services thereunder constitutes control of the CPA firms by us. The Company and the CPA firms maintain their own respective liability and risk of loss in connection with the performance of their respective services. Attest services are not permitted to be performed by any individual or entity that is not licensed to do so. We are not permitted to perform audits, reviews, compilations, or other attest services, do not contract to perform them and do not provide the associated attest reports. Given this legal prohibition and course of conduct, we do not believe it is likely that we would bear the risk of litigation losses related to attest services provided by the CPA firms. Although the ASAs do not constitute control, we are one of the beneficiaries of the agreements and may bear certain economic risks. As such, the CPA firms with which we maintain ASAs qualify as variable interest entities. Refer to Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements for further discussion.

As of December 31, 2022, we are in compliance with all governmental and professional organizations regulations relevant to the services we provide.

Liability Insurance

We carry insurance policies, including those for commercial general liability, automobile liability, property, crime, professional liability, directors' and officers' liability, fiduciary liability, cyber liability, employment practices liability and workers' compensation, subject to prescribed state mandates. Excess liability coverage is carried over the underlying limits provided by the commercial general liability, directors' and officers' liability, professional liability, cyber liability, and automobile liability policies.

Seasonality

Core financial services (traditional tax and accounting services) are impacted by seasonality given the nature of tax season due to a heavier volume of activity during the first four months of the year. Seasonality is most evident in the quarterly earnings per share ("EPS") as most of the annual EPS is earned during the first half of the year. Like most professional service companies, a large portion of our operating costs are relatively fixed in the short term, which generally results in higher operating margins in the first half of the year.

Competition

The professional business services industry is highly fragmented and competitive. We compete with national, regional and local professional services firms including accounting and tax firms, insurance brokers, payroll advisors and consulting firms. While many of our competitors tend to be mono-line in their offerings, we offer multi- disciplinary, holistic solutions that are comprehensive and provide higher value to our clients while eliminating the need for coordination between multiple service providers. We are also embedded in local and regional markets and build meaningful relationships to foster deeper understanding of our clients' business and industry.

We believe that our strong client relationships, breadth of professional service offerings, and depth of expertise, as well as our ability to provide national expertise on a local level give us a competitive advantage.

Human Capital

At CBIZ, our value proposition to our clients is the breadth of our services and the depth of our expertise, including our unique ability to provide multi-disciplinary, coordinated solutions that respond to the complexity and uncertainty of today's business environment. CBIZ brings value because of the talent, expertise and commitment of the over 6,500 professionals that make up our team nationwide.

We are diligent in our efforts to attract, retain and develop talent. Recruitment is managed at the national level and supported by national and local resources based on a process that consistently and fairly utilizes best practices and various recruiting tools to source top talent. CBIZ recruiters cultivate relationships to establish strong networks of candidates, and are full life-cycle recruiters who stay with their candidates from first contact through their first 60 days as a CBIZ team member. Our recruitment team sources candidates through proactive research across multiple channels including professional associations, career websites, community organizations and social media networks, as well as schools, universities and institutions with a special emphasis on those entities that attract a diverse population.

CBIZ is an equal opportunity employer and does not discriminate in hiring or employment in accordance with the requirements of all applicable state and federal laws, including race, religion, national origin, ancestry, age, gender identity, marital status, military status, sexual orientation, disability, or medical condition. The CBIZ Human Rights Policy demonstrates our commitment to respecting human rights throughout CBIZ. We believe the protection of human rights is fundamental to conducting great business, and believe we have both the ability and responsibility to drive positive change through our culture and business practices.

CBIZ is proud of its efforts to be a learning organization that provides opportunities for education, technical training, professional development, leadership development, coaching, and mentoring at every step in a team member's career. These opportunities are offered through in-person, virtual and on-demand programs. Most recently, CBIZ expanded our mentoring program to provide opportunities to team members.

At the foundation of our culture and approach to employee experience and engagement is our core values. We recognize that our uncompromising commitment to our values starting with 'we do the right thing' is important to our team. CBIZ views our commitment to advancing diversity and inclusion as an extension of our core values. At CBIZ, diversity and inclusion are a business imperative as we strive to become an employer of choice for attracting, retaining and developing diverse talent.

CBIZ has been honored with numerous workplace awards based on feedback gathered directly from our team members. In 2022, CBIZ was awarded 84 workplace awards. A sample of the awards won include:

- **2022 America's Best Midsize Employers by Forbes —** This is the fifth time we have received this award. 50,000 Americans working for businesses with at least 1,000 employees were surveyed to rate, on a scale of zero to 10, how likely they would be to recommend their employer to others. They were also asked to nominate organizations in industries outside their own.

- **2022 Top Workplaces USA by Energage —** This award celebrates nationally recognized companies that make the world a better place to work together by prioritizing a people-centered culture and giving employees a voice. This award is based entirely on feedback from our team members.

- **Vault Accounting 50 —** CBIZ ranked in the Top 10 based on survey results and feedback from those who are CPAs in Financial Services.

- **Best Places to Work in Insurance —** We were selected and honored for the eighth consecutive year as a "Best Places to Work in Insurance" by Business Insurance magazine based on our commitment to attracting, developing and retaining great talent through employee benefits and other programs. We were recognized for this award based on core focus areas such as leadership and planning, corporate culture, communications, work environment and overall engagement.

- **2022 Best and Brightest Companies in the Nation Top 101 —** For the seventh year in a row, we were honored as a "Best and Brightest Company" by National Association of Business Resources ("NABR") based on our commitment to human resource practices and employee enrichment.

- **2022 Best and Brightness in Wellness** — We were honored by NABR, for the sixth consecutive time, as an organization that promotes a culture of wellness.

- **2022 Top Workplaces Culture Excellence Awards for Appreciation, Clue-in Leaders, Employee Value Proposition, Employee Wellbeing, Empowering Employees, Formal Training, Professional Development, Work-Life Flexibility by Energage** — These second-time awards recognize outstanding organizations across business-relevant culture categories.

ITEM 1A. RISK FACTORS.

The following factors may affect our actual operating and financial results and could cause results to differ materially from those in any forward-looking statements. You should carefully consider the following information.

Risk Factors Related to Our Business and Industry

Payments on accounts receivable may be slower than expected, or amounts due on receivables or notes may not be fully collectible. Professional services firms often experience higher average accounts receivable days outstanding compared to many other industries, which may be magnified if the general economy worsens. If our collections become slower, our liquidity may be adversely impacted. We monitor the aging of receivables regularly and make assessments of the ability of customers to pay amounts due. We provide for potential bad debts and recognize additional reserves against bad debts as we deem it appropriate. Notwithstanding these measures, our customers may face unexpected circumstances that adversely impact their ability to pay their trade receivables or note obligations to us and we may face unexpected losses as a result.

We are dependent on the services of our executive officers, other key employees, and our staff, the loss of any of whom may have a material adverse effect on our business, financial condition and results of operations. Our success depends in large part upon the abilities and continued services of our executive officers, our business unit presidents, other key employees, and our staff members. In the course of business operations, employees may retire, resign and seek employment elsewhere, particularly in the current employment environment, given wage pressures and worker shortages. While most employees are bound in writing to agreements containing non-compete, non-solicit, confidentiality, and other restrictive covenants barring competitive employment, client acceptance, and solicitation of employees for a period of between one and ten years following their resignation, not all employees are subject to such restrictions, especially in jurisdictions that disfavor restrictive employment covenants. Moreover, courts outside of such jurisdictions are at times reluctant to enforce such covenants. In light of the competitive employment environment and risks related to the enforcement of restrictive covenants, we cannot assure you that we will be able to retain the services of such personnel. If we cannot retain the services of these personnel, there could be a material adverse effect on our business, financial condition and results of operations. In order to support our growth, we intend to continue to effectively recruit, hire, train and retain additional qualified personnel. Our inability to attract and retain necessary personnel to support our growth could have a material adverse effect on our business, financial condition and results of operations.

Restrictions imposed by independence requirements and conflict of interest rules, as well as the nature and terms of the ASAs, may limit our ability to provide services to clients of the attest firms with which we have contractual relationships and the ability of such attest firms to provide attestation services to our clients. Restrictions imposed by independence requirements and state accountancy laws and regulations preclude us from rendering audit and other attest services (other than internal audit services). As such, we and our subsidiaries maintain joint-referral relationships and ASAs with independent licensed CPA firms under which audit and other attest services may be provided to our clients by such CPA firms. The CPA firms are owned by licensed CPAs, a vast majority of whom are employed by us.

Under these ASAs, we provide a range of services to the CPA firms, including: administrative functions such as professional staff, office management, bookkeeping, and accounting; preparing marketing and promotion materials; and providing office space, computer equipment, systems support and administrative support. Services are performed in exchange for a fee. Fees earned by us under the ASAs are recorded as revenue in the accompanying Consolidated Statements of Comprehensive Income. In the event that accounts receivable and unbilled work in process become uncollectible by the CPA firms, the service fee due to us is typically reduced on a proportional basis.

The ASAs do not provide us with control over the associated CPA firms, which are independent parties. As such, the continuation of the associations with these is subject to the terms and lengths of the various ASAs, and the ability of the parties to work cooperatively together. Our ability to provide non-attest services to clients that receive attest services from the associated CPA firms may be contingent on our ability to extend the ASAs as they expire, and the ability and willingness of the firms to retain their attest clients.

With respect to CPA firm clients that are required to file audited financial statements with the SEC, the SEC staff views us and the CPA firms with which we have contractual relationships as a single entity in applying independence rules established by the accountancy regulators and the SEC. Accordingly, we do not hold any financial interest in, nor do we enter into any business relationship with, an SEC-reporting attest client that the CPA firm performing an audit could not maintain; further, we do not provide any non-audit services to an SEC-reporting attest client that the CPA firm performing an audit could not sell under the auditor independence limitations set out in the Sarbanes-Oxley Act of 2002 and other professional accountancy independence standards. SEC staff informed us that independence rules that apply to clients that receive attest services under SEC and Public Company Accounting Oversight Board ("PCAOB") standards from such CPA firms would prohibit such clients from holding any common stock of CBIZ. However, applicable professional standards generally permit us to provide additional services to privately-held companies, in addition to those services which may be provided to SEC-reporting attest clients of a CPA firm. We and the CPA firms have implemented policies and procedures designed to enable us to maintain independence and freedom from conflicts of interest in accordance with applicable standards. Given the pre-existing limits set by us on our relationships with SEC-reporting attest clients of associated CPA firms, and the limited number and size of such clients, the imposition of independence limitations under the Sarbanes-Oxley Act of 2002, SEC rule or interpretation, or PCAOB standards do not and are not expected to materially affect our revenues.

There can be no assurance that following the policies and procedures implemented by us and the CPA firms will enable us and the CPA firms to avoid circumstances that would cause us and them to lack independence from an SEC-reporting attest client; nor can there be any assurance that state, United States Government Accountability Office or United States Department of Labor accountancy authorities will not impose additional restrictions on the profession. To the extent that the CPA firms for whom we provide staffing, administrative and other services are affected, we may experience a decline in fee revenue from these businesses as well as expenses related to addressing independence concerns. To date, revenues derived from providing services in connection with attestation engagements of the attest firms performed for SEC-reporting clients have not been material.

Our goodwill and other intangible assets could become impaired, which could lead to material non-cash charges against earnings and a material impact on our results of operations and statement of financial

position. At December 31, 2022, the net carrying value of our goodwill and other intangible assets totaled $819.9 million and $131.8 million, respectively. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350, Intangibles—Goodwill and Other, we assess these assets, including client lists, to determine if there is any indication of impairment. Significant negative industry or economic trends, disruptions to our business, adverse changes resulting from new governmental regulations, divestitures and sustained market capitalization declines may result in recognition of impairments. Any impairment of goodwill or intangible assets would result in a non-cash charge against current earnings, which could lead to a material impact on our results of operations and statements of financial position.

Certain liabilities resulting from acquisitions are estimated and could lead to a material impact on our results of operations. Through our acquisition activities, we record liabilities for future contingent earnout payments that are settled in cash or through the issuance of common stock. The fair value of these liabilities is assessed on a quarterly basis and changes in assumptions used to determine the amount of the liability or a change in the fair value of our common stock could lead to an adjustment that may have a material impact, favorable or unfavorable, on our results of operations.

We may fail to realize the anticipated benefits of acquisitions, or they may prove disruptive and could result in the combined business failing to meet our expectations. The success of our acquisitions will depend, in part, on our ability to successfully integrate acquired businesses with current operations. If we are not able to successfully achieve this objective, the anticipated benefits of any acquisition may not be realized fully or at all or may take longer or cost more to realize than expected. The process of integrating operations may require a disproportionate amount of resources and management attention. Our management team may encounter unforeseen difficulties in managing integrations.

It is possible that the integration process could result in the loss of valuable employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures, practices, and policies that could adversely impact our operations. Any substantial diversion of management attention or difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

We will incur transaction, integration, and restructuring costs in connection with our acquisition program. We have incurred and will continue to incur significant costs in connection with our acquisition program, including fees of our attorneys, accountants, and financial advisors. If acquisitions are consummated, we expect to incur additional costs associated with transaction fees and other costs related to the acquisitions. If acquisitions are not consummated, such costs may adversely affect our revenues and ability to achieve operational, financial and strategic objectives.

Governmental regulations and interpretations are subject to changes, which could have a material adverse effect on our financial condition. Changes in laws and regulations, or the interpretation and application thereof, could result in changes in the amount or the type of business services required by businesses and individuals, as well as our operational obligations under such legal or regulatory changes, which could have a material adverse effect on our financial condition and our operational, financial and strategic objectives. We cannot be sure that future laws and regulations will provide the same or similar opportunities for us to provide business consulting and management services to businesses and individuals, or to meet our operational, financial and strategic objectives.

Changes in the United States healthcare environment, including new healthcare legislation, may adversely affect the revenue and margins in our healthcare benefit businesses. Our employee benefits business, specifically our group health consulting and brokerage businesses, receives commissions for brokering employer-sponsored healthcare policies with insurance carriers on behalf of the client. In many cases, these commissions consist of a ratable portion of the insurance premiums on those policies, based upon a sliding scale pertaining to the dollar volume of premiums and/or the number of participants in the plan.

Changes in the healthcare environment, including, but not limited to, any legislated changes in the United States' national healthcare system, that affect the methods by which insurance carriers remunerate brokers, could adversely impact our revenues and margins in this business. Specifically, legislation or other changes could afford our clients and their employees the ability to seek insurance coverage through other means, including, but not limited to, direct access with insurance carriers or other similar avenues, which could eliminate or adversely alter the remuneration brokers receive from insurance carriers for their services. Furthermore, statutory or regulatory changes may result in establishing alternatives to employer-sponsored healthcare insurance or replace it with government-sponsored health insurance programs. These changes could materially alter the healthcare in the United States and our ability to provide effective services in these areas may be substantially limited and adversely affect revenue and margins in our healthcare benefit business.

Higher rates of unemployment in the United States could result in a general reduction in the number of individuals with employer-sponsored healthcare coverage. This decline in employee participation in healthcare insurance plans at our clients could result in a reduction in the commissions we receive from insurance carriers for our brokerage services, which could have an adverse impact on revenues and margins in this business.

We are subject to risks relating to processing customer transactions for our payroll and other transaction processing businesses. The high volume of client funds and data processed by us, or by our out-sourced resources abroad, in our transaction related businesses entails risks for which we may be held liable if the accuracy or timeliness of the transactions processed is not correct. In addition, related to our payroll and employee benefits businesses, we store personal information about some of our clients and their employees for which we may be liable under the Health Insurance Portability and Accountability Act or other governmental regulations if the security of this information is breached. We could incur significant legal expense to defend any claims against us, even those claims without merit. While we carry insurance against these potential liabilities, we cannot be certain that circumstances surrounding such an error or breach of security would be entirely reimbursed through insurance coverage. We believe we have controls and procedures in place to address our fiduciary responsibility and mitigate these risks. However, if we are not successful in managing these risks, our business, financial condition and results of operations may be harmed.

Cyber-attacks or other security breaches involving our computer systems or the systems of one or more of our vendors could materially and adversely affect our business. Our systems, like others in the industries we serve, are vulnerable to cyber security risks, and we are subject to potential disruption caused by such activities. Corporations such as ours are subject to frequent attacks on their systems. Such attacks may have various goals, from seeking confidential information to causing operational disruption. Although to date such activities have not resulted in material disruptions to our operations or, to our knowledge, a material breach of any security or confidential information, no assurance can be provided that such material disruptions or a material breach will not occur in the future. Any significant violations of data privacy could result in the loss of business, litigation, regulatory investigations, penalties, ongoing expenses related to client credit monitoring and support, and other expenses, any of which could damage our reputation and adversely affect the growth of our business. While we have deployed resources that are responsible for maintaining appropriate levels of cyber security, and while we utilize third-party technology products and services to help identify, protect, and remediate our information technology systems and infrastructure against security breaches and cyber-incidents, our responsive and precautionary measures may not be adequate or effective to prevent, identify, or mitigate attacks by hackers, foreign governments, or other actors or breaches caused by employee error, malfeasance, or other disruptions. We are also dependent on security measures that some of our third-party vendors and customers are taking to protect their own systems and infrastructures. If our third-party vendors do not maintain adequate security measures, do not require their sub- contractors to maintain adequate security measures, do not perform as anticipated and in accordance with contractual requirements, or become targets of cyber-attacks, we may experience operational difficulties and increased costs, which could materially and adversely affect our business.

We are subject to risk as it relates to software that we license from third parties. We license software from third parties, much of which is integral to our systems and our business. The licenses are generally terminable if we breach our obligations under the license agreements. If any of these relationships were terminated or if any of these parties were to cease doing business or cease to support the applications we currently utilize, we may be forced to spend significant time and money to replace the licensed software. However, we cannot assure you that the necessary replacements will be available on reasonable terms, if at all.

We could be held liable for errors and omissions. All of our business services entail an inherent risk of malpractice and other similar claims resulting from errors and omissions. Therefore, we maintain errors and omissions insurance coverage. Although we believe that our insurance coverage is adequate, we cannot be certain that actual future claims, judgments, settlements, or related legal expenses would not exceed the coverage amounts. If such judgments, settlements, or related legal expenses exceed insurance coverage by a material amount, they could have a material adverse effect on our business, financial condition and operating results. In addition, we cannot be certain that the different insurance carriers which provide errors and omissions coverage for different lines of our business will not dispute their obligation to cover a particular claim. If we have a large claim, or a large number of claims, on our insurance, the rates for such insurance may increase, and amounts expended in defense or settlement of these claims prior to exhaustion of deductible or self-retention levels may become significant, but contractual arrangements with clients may constrain our ability to incorporate such increases into service fees. Insurance rate increases, disputes by carriers over coverage questions, payments by us within deductible or self-retention limits, as well as any underlying claims or settlement of such claims, could have a material adverse effect on our business, financial condition and results of operations.

We are not a CPA firm and we do not perform any attest services for clients. We do not maintain any ownership interest in or control over any CPA firm with which one of our subsidiaries may maintain an ASA. All of our administrative and professional staff who are provided to such CPA firms work under the sole direction, supervision and control of the particular CPA firm, and we do not control how attest work is conducted. For these reasons we do not believe we have liability to any party related to their receipt of attest services from such CPA firms. Nevertheless, from time to time we have been sued for attest work that we do not perform but which is performed by such CPA firms. While we have been successful to date in defending against such suits, it is possible that similar claims may be brought in the future. We will be required to defend against such claims, and may incur expenses related to such lawsuits and may not be successful in defending against such lawsuits. In the event that the CPA firms with which we maintain ASAs incur judgments and costs related to such suits that threaten the solvency of the CPA firms, we may incur expenditures related to such proceedings.

The business services industry is competitive and fragmented. If we are unable to compete effectively, our business, financial condition and results of operations may be negatively impacted. We face competition from a number of sources in the business services industry. Many of our competitors are large companies that may have greater financial, technical, marketing and other resources. Our principal competitors include financial and management consulting firms, the consulting practices of major accounting firms, local and regional business services companies, independent contractors, the in-house or former in-house resources of our clients, as well as new entrants into our markets. We cannot assure you that, as our industry continues to evolve, additional competitors will not enter the industry or that our clients will not choose to conduct more of their business services internally or through alternative business services providers. Although we monitor industry trends and respond accordingly, we cannot assure you that we will be able to anticipate and successfully respond to such trends in a timely manner. We cannot be certain that we will be able to effectively compete against current and future competitors, or that competitive pressure will not have a material adverse effect on our business, financial condition and results of operations.

Given our levels of share-based compensation, our tax rate may vary significantly depending on our stock price. We apply FASB ASC 718, Compensation - Stock Compensation under which the tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. In periods in which our stock price is higher than the grant date fair value of the share-based compensation vesting or exercises in that period, we will recognize excess tax benefits that will decrease our effective tax rate. In future periods in which our stock price is lower than the grant price of the share-based compensation vesting in that period, our effective tax rate may increase. The amount and value of share-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of share-based compensation on our effective tax rate. These tax effects are dependent on our stock price and exercise activity, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial results.

We may be subject to the actions of activist shareholders. Our Board of Directors and management team are committed to acting in the best interest of all of our shareholders. We value constructive input from investors and regularly engage in dialogue with our shareholders regarding strategy and performance. Activist shareholders who disagree with the composition of the Board of Directors, our strategy or management approach may seek to effect change through various strategies and channels. Responding to shareholder activism can be costly and time- consuming, disrupt our operations, and divert the attention of management and our employees from our strategic initiatives. Activist campaigns can create perceived uncertainties as to our future direction, strategy, or leadership and may result in the loss of potential business opportunities, harm our ability to attract new employees, investors, and customers, and cause our stock price to experience periods of volatility or stagnation.

Changes in accounting policies, standards, and interpretations could materially affect how we report our financial condition, results of operations, and cash flows. The FASB, regulatory agencies, and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of our consolidated financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB and the SEC) may change prior interpretations or positions on how these standards should be applied. These changes can be difficult to predict and can materially affect how we record and report our financial condition, results of operations, and cash flows. In unusual circumstances, we could be required to retroactively apply a new or revised standard, resulting in changes to previously reported financial results.

Rapid technological changes could significantly impact our competitive position, client relationships and operating results. The professional business services industry has been and continues to be impacted by significant technological changes and innovation, enabling companies to offer services competitive with ours. Those technological changes may (i) reduce demand for our services, (ii) enable the development of competitive products or services, or (iii) enable our current customers to reduce or bypass the use of our services. Additionally, rapid changes in artificial intelligence, block chain-based technology, automation and related innovations are increasing the competitiveness landscape. We may not be successful in anticipating or responding to these changes and demand for our services could be further reduced by advanced technologies being deployed by our competitors. The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses. In some cases, we depend on key vendors and partners to provide technology and other support. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

Climate change legislation or regulations restricting emissions of Greenhouse Gases could result in increased operating costs. In 2009, the Environmental Protection Agency ("EPA") published its findings that emissions of carbon dioxide, methane, and other greenhouse gases ("GHGs"), present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the existing Clean Air Act that would require a reduction in emissions of GHGs from motor vehicles and could trigger permit review for GHG emissions from certain stationary sources. In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption and implementation of any regulations imposing GHG reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to monitor and to reduce emissions of GHGs associated with our operations.

The widespread outbreak of a communicable illness or any other public health crisis could adversely affect our business, results of operations and financial condition. We may face risks related to public health threats or widespread outbreak of a communicable illness. A widespread outbreak of a communicable disease or a public health crisis could adversely affect the global and domestic economy and our business partners' ability to conduct business in the United States for an indefinite period of time. For example, in March 2020, the World Health Organization declared a new strain of coronavirus ("COVID-19") a pandemic. The global spread of COVID-19 has negatively impacted the global economy and disrupted both financial markets and international trade. The COVID-19 pandemic resulted in increased unemployment levels and significantly impacted global supply chain. In addition, federal, state, and local governments have implemented various mitigation measures, including travel restrictions, restrictions on public gatherings, shelter-in-place restrictions, and limitations on business activities. Although we are considered an essential business, some of these actions have adversely impacted the ability of our employees, contractors, suppliers, customers, and other business partners to conduct business activities, and could ultimately do so for an indefinite period of time. This could have a material adverse effect on our results of operations, financial condition, and liquidity, and will depend on numerous factors that we may not be able to predict, including, but not limited to, the duration and severity of the pandemic, governmental actions in response to the pandemic, the impact of business and economic disruptions on our clients and their demand for our services, and our clients' ability to pay for our services.

We are reliant on information processing systems and any failure or disruptions of these systems could have a material adverse effect on our business, financial condition and results of operations. Our ability to provide business services depends on our capacity to store, retrieve, process and manage significant databases, and expand and upgrade periodically our information processing capabilities. Interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure, or damage caused by extreme weather conditions, electrical power outage, geopolitical events, or other disruption could have a material adverse effect on our business, financial condition and results of operations. Although we have disaster recovery procedures in place and insurance to protect against such contingencies, we cannot be sure that insurance or these services will continue to be available, cover all our losses or compensate us for the possible loss of clients occurring during any period that we are unable to provide business services.

We may not be able to acquire and finance additional businesses which may limit our ability to pursue our business strategy. We acquired two businesses during 2022, and maintain a robust pipeline of potential businesses for acquisition. Strategic acquisitions are part of our growth strategy, and it is our intention to selectively acquire businesses or client lists that are complementary to existing service offerings in our target markets and/or new and attractive markets. However, we cannot be certain that we will be able to continue identifying appropriate acquisition candidates and acquire them on satisfactory terms, and we cannot be assured that such acquisitions, even if completed, will perform as expected or will contribute significant synergies, revenues or profits. In addition, we may also face increased competition for acquisition opportunities, which may inhibit our ability to complete transactions on terms that are favorable to us. As discussed above, there are certain provisions under the 2022 credit facility that may limit our ability to acquire additional businesses. In the event that we are not in compliance with certain covenants as specified in the 2022 credit facility, we could be restricted from making acquisitions, restricted from borrowing funds from the 2022 credit facility for other uses, or required to pay down the outstanding balance on the line of credit. However, management believes that funds available under the credit facility, along with cash generated from operations, will be sufficient to meet our liquidity needs, including planned acquisition activity in the foreseeable future. To the extent we are unable to find suitable acquisition candidates, an important component of our growth strategy may not be realized.

We require a significant amount of cash for interest payments on our debt and to expand our business as planned. At December 31, 2022, our debt consisted primarily of $265.7 million in principal amount outstanding under our $600 million unsecured credit facility (the "2022 credit facility" or the "credit facility"). Our debt requires us to dedicate a portion of our cash flow from operations to pay interest on our indebtedness, thereby reducing the funds available to use for acquisitions, capital expenditures and general corporate purposes. Our ability to make interest payments on our debt, and to fund acquisitions, will depend upon our ability to generate cash in the future. Insufficient cash flow could place us at risk of default under our debt agreements or could prevent us from expanding our business as planned. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under the 2022 credit facility in an amount sufficient to enable us to fund our other liquidity needs. Volatility in interest rates from monetary policy or economic conditions could increase expenses, cause uncertainty and impact our ability to pay interest on our indebtedness. Refer to Item 7A, Quantitative and Qualitative Disclosures about Market Risk, for further information regarding interest rate risk.

Terms of the 2022 credit facility may adversely affect our ability to run our business and/or reduce stockholder returns. The terms of the 2022 credit facility, as well as the guarantees of our subsidiaries, could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities. For example, the 2022 credit facility may (i) restrict our ability to repurchase or redeem our capital stock or debt, or merge or consolidate with another entity; (ii) limit our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions, investments and general corporate purposes; (iii) limit our ability to dispose of our assets, to create liens on our assets, to extend credit or to issue dividends to our stockholders; and (iv) make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions.

Our failure to satisfy covenants in our debt instruments could cause a default under those instruments. Our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants could result in a default under these instruments. An event of default would permit our lenders and other debt holders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If the lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our debt.

Risk Factors Related to Ownership of Our Common Stock

We may be more sensitive to revenue fluctuations than other companies, which could result in fluctuations in the market price of our common stock. A substantial majority of our operating expenses, such as personnel and related costs and occupancy costs, are relatively fixed in the short term. As a result, we may not be able to quickly reduce costs in response to any decrease in revenue. This factor could cause our quarterly results to be lower than expectations of securities analysts and stockholders, which could result in a decline in the price of our common stock.

The future issuance of additional shares could adversely affect the price of our common stock. Future sales or issuances of common stock, including those related to the uses described below, or the perception that sales could occur, could adversely affect the market price of our common stock and dilute the percentage ownership held by our stockholders. We have authorized 250.0 million shares of common stock, and have approximately 50.1 million shares of common stock outstanding at January 31, 2023. A substantial number of these shares have been issued in connection with acquisitions. As part of many acquisition transactions, shares are contractually restricted from sale for a one-year period, and as of January 31, 2023, approximately 12 thousand shares of our common stock were under lock-up contractual restrictions that expire by December 31, 2023. We cannot be sure when sales by holders of our stock will occur, how many shares will be sold or the effect that sales may have on the market price of our common stock.

Our principal stockholders may have substantial control over our operations. Our stockholders that beneficially own (within the meaning of Rule 13d-3 of the Exchange Act) significant percentages of our common stock relative to other individual stockholders may exert substantial influence over actions that require the consent of a majority of our outstanding shares, including the election of directors. Our share repurchase activities may result in increased ownership percentages of these individuals and therefore increase the influence they may exert, if they do not participate in these share repurchase transactions or otherwise dispose of their common stock.

There is volatility in our stock price. The market for our common stock has, from time to time, experienced price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in revenue, as well as the expectations of stockholders and securities analysts regarding the ability of our business to grow and achieve certain revenue or profitability targets, could cause the market price of our common stock to fluctuate significantly. In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance of companies such as ours. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 2.   PROPERTIES.

Our corporate headquarters are located at 6801 Brecksville Road, Door N, Independence, Ohio 44131, in leased premises. We lease more than 120 offices in 33 states and the District of Columbia and believe that our current facilities are sufficient for our current needs.

ITEM 3.   LEGAL PROCEEDINGS.

Refer to Note 11, Commitments and Contingencies, to the accompanying consolidated financial statements for information on legal proceedings, which is incorporated by reference herein.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information for Common Stock - Our common stock is traded on the NYSE under the trading symbol "CBZ."

Holders of Record — The number of holders of our common stock based on record ownership as of December 31, 2022 was approximately 2,287.

Dividends — Historically, we have not paid cash dividends on our common stock. Refer to Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements for information relating to restrictions on declaring or making dividend payments under our 2022 credit facility.

Recent Sales of Unregistered Securities — During the year ended December 31, 2022, we issued approximately 107 thousand shares of our common stock as payment for contingent consideration for current year and previous acquisitions. The above referenced shares were issued in transactions not involving a public offering in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act. The persons to whom the shares were issued had access to full information about the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restrictive legend advising that the shares may not be offered for sale, sold, or otherwise transferred without having first been registered under the Securities Act or pursuant to an exemption from the Securities Act.

Issuer Purchases of Equity Securities — Shares repurchased during the three months ended December 31, 2022 (reported on a trade-date basis) are summarized in the table below (in thousands, except per share data). Average price paid per share includes fees and commissions.

	Issuer Purchases of Equity Securities			
Fourth Quarter Purchases	**Total Number of Shares Purchased**	**Average Price Paid Per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plan**	**Maximum Number of Shares That May Yet Be Purchased Under the Plan**
October 1 – October 31, 2022	451	$45.91	451	3,046
November 1 – November 30, 2022	434	$48.40	434	2,612
December 1 – December 31, 2022	265	$49.31	265	2,347
	1,150	$47.63	1,150	

Refer to Note 13, Common Stock, to the accompanying consolidated financial statements for future discussion on the Share Repurchase Program.

Performance Graph — The graph below matches the cumulative five-year total return of holders of CBIZ, Inc.'s common stock with the cumulative total returns of the S&P 500 index, the Russell 2000 index and a customized peer group of five companies that includes: Brown & Brown, Inc., H & R Block, Inc., Paychex, Inc., Resources Connection, Inc. and Willis Towers Watson Plc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on December 31, 2017 and tracks it through December 31, 2022.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among CBIZ, Inc., the S&P 500 Index, the Russell 2000 Index, and a Peer Group



*$100 invested on December 31, 2017 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	2017	2018	2019	2020	2021	2022
CBIZ, Inc.	$100.00	$127.51	$174.50	$172.23	$253.20	$303.24
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89
Russell 2000	100.00	88.99	111.70	134.00	153.85	122.41
Peer Group	100.00	101.41	134.23	146.25	201.24	189.00

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Results of Operations relates to, and should be read in conjunction with, our consolidated financial statements included elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Please see the sections of this report entitled "Forward-Looking Statements" and "Risk Factors." This section generally discusses the results of operations for fiscal year 2022 compared to fiscal year 2021. For discussion related to the results of operations and changes in financial conditions for fiscal year 2021 compared to fiscal year 2020 refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the year ended December 31, 2021 as filed SEC on February 25, 2022.

EXECUTIVE SUMMARY

Financial Year in Review — Revenue of $1,412.0 million in 2022 grew $307.1 million, or 27.8%, from revenue of $1,104.9 million in 2021. Same-unit revenue increased by $119.9 million, or 10.9%, while acquisitions, net of divestitures, contributed $187.2 million to revenue, or 16.9%. A detailed discussion of revenue by practice group is included under "Operating Practice Groups." Income from continuing operations in 2022 increased $34.5 million, or 48.7%, to $105.4 million from $70.9 million in 2021. Refer to "Results of Operations — Continuing Operations" for a detailed discussion of the components of income from continuing operations. Earnings per diluted share from continuing operations were $2.01 in 2022, compared to $1.32 in 2021, with a fully diluted weighted average share count of 52.4 million shares in 2022, compared to 53.7 million shares in 2021.

Strategic Use of Capital — Our first priority for the use of capital is to make strategic acquisitions. We completed the following two acquisitions in 2022:

- Effective January 1, 2022, we acquired all of the non-attest assets of Marks Paneth LLP ("Marks Paneth"). Marks Paneth, based in New York City, is a provider of a full range of accounting, tax and consulting services to a wide range of industries. Marks Paneth is included as a component of our Financial Services practice group. Mayer Hoffman, with whom we maintain an ASA, acquired the attest assets from Marks Paneth in a separate transaction. Operating results are reported in the Financial Services practice group.

- Effective July 1, 2022, we acquired substantially all the assets of Stinnett & Associates, LLC ("Stinnett"). Stinnett, located in Tulsa, Oklahoma, is a professional advisory firm and certified Women's Business Enterprise providing internal audit, Sarbanes-Oxley compliance, cybersecurity reviews, business continuity and disaster recovery, and fraud investigations to businesses of all sizes including Fortune 1000 organizations in a variety of industries. Operating results are reported in the Financial Services practice group.

Refer to Note 18, Business Combinations, to the accompanying consolidated financial statements for further discussion on acquisitions.

We also have the financing flexibility and the capacity to actively repurchase shares of our common stock. We believe that repurchasing shares of our common stock is a prudent use of our financial resources, and that investing in our stock is an attractive use of capital and an efficient means to provide value to our shareholders. On February 7, 2023, the CBIZ Board of Directors authorized the purchase of up to 5.0 million shares of our common stock under our Share Repurchase Program (the "Share Repurchase Program"), which may be suspended or discontinued at any time and expires on March 31, 2024. The shares may be purchased (i) in the open market, (ii) in privately negotiated transactions, or (iii) under Rule 10b5-1 trading plans, which may include purchases from our employees, officers and directors, in accordance with SEC rules. CBIZ management will determine the timing and amount of the transaction based on its evaluation of market conditions and other factors.

Pursuant to previously authorized share repurchase programs, we repurchased 2.8 million shares of our common stock in the open market at a total cost of approximately $122.8 million in 2022 and 3.0 million shares at a total cost of approximately $96.4 million in 2021. Refer to Note 13, Common Stock, to the accompanying consolidated financial statements for further discussion on the Share Repurchase Program.

Recent Accomplishments and Other Events

Workplace Awards — In 2022, we were honored and recognized for 84 various national and local market awards. A sample of the awards won include:

- **2022 America's Best Midsize Employers by Forbes —** This was the fifth time we have received this award. 50,000 Americans working for businesses with at least 1,000 employees were surveyed to rate, on a scale of zero to 10, how likely they would be to recommend their employer to others. They were also asked to nominate organizations in industries outside their own.

- **2022 Top Workplaces USA by Energage —** This award celebrates nationally recognized companies that make the world a better place to work together by prioritizing a people-centered culture and giving employees a voice. This award is based entirely on feedback from our team members.

- **Vault Accounting 50 —** CBIZ ranked in the Top 10 based on survey results and feedback from those who are CPAs in Financial Services.

- **Best Places to Work in Insurance —** We were selected and honored for the eighth consecutive year as a "Best Places to Work in Insurance" by Business Insurance magazine based on our commitment to attracting, developing and retaining great talent through employee benefits and other programs. We were recognized for this award based on core focus areas such as leadership and planning, corporate culture, communications, work environment and overall engagement.

- **2022 Best and Brightest Companies in the Nation Top 101 —** For the seventh year in a row, we were honored as a "Best and Brightest Company" by NABR based on our commitment to human resource practices and employee enrichment.

- **2022 Best and Brightness in Wellness** — We were honored by NABR, for the sixth consecutive time, as an organization that promotes a culture of wellness.

- **2022 Top Workplaces Culture Excellence Awards for Appreciation, Clue-in Leaders, Employee Value Proposition, Employee Wellbeing, Empowering Employees, Formal Training, Professional Development, Work-Life Flexibility by Energage** — These second-time awards recognize outstanding organizations across business-relevant culture categories.

RESULTS OF OPERATIONS — CONTINUING OPERATIONS

We provide professional business services that help clients manage their finances and employees. We deliver our integrated services through the following three practice groups: Financial Services, Benefits and Insurance Services and National Practices. A description of these groups' operating results and factors affecting their businesses is provided below.

Same-unit revenue represents total revenue adjusted to reflect comparable periods of activity for acquisitions and divestitures. For example, for a business acquired on July 1, 2021, revenue for the period January 1, 2022 through June 30, 2022 would be reported as revenue from acquired businesses whereas revenue for the periods from July 1 through December 31 of both years would be reported as same-unit revenue. Divested operations represent operations that did not meet the criteria for treatment as discontinued operations. Those businesses that have met the requirements to be treated as a discontinued operation are eliminated from continuing operations for all periods presented below.

Revenue

The following table summarizes total revenue for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | | | |
	2022	Percent	2021	Percent
	(Amounts in thousands, except percentages)			
Financial Services	$1,010,068	71.5%	$ 734,026	66.4%
Benefits and Insurance Services	358,007	25.4%	332,323	30.1%
National Practices	43,904	3.1%	38,576	3.5%
Total CBIZ revenue	$1,411,979	100.0%	$1,104,925	100.0%

A detailed discussion of same-unit revenue by practice group is included under "Operating Practice Groups."

Non-qualified Deferred Compensation Plan — We sponsor a non-qualified deferred compensation plan ("NQDCP"), under which a CBIZ employee's compensation deferral is held in a rabbi trust and invested accordingly as directed by the employee. Income and expenses related to the deferred compensation plan are included in "Operating expenses," "Gross margin" and "Corporate General & Administrative expenses" and are directly offset by deferred compensation gains or losses in "Other (expense) income, net" in the accompanying Consolidated Statements of Comprehensive Income. The deferred compensation plan has no impact on "Income from continuing operations before income tax expense" or diluted earnings per share from continuing operations.

Income and expenses related to the deferred compensation plan for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
	(Amounts in thousands)	
Operating (income) expenses	$(17,252)	$17,317
Corporate general and administrative (income) expenses	$ (2,393)	$ 2,168
Other (expense) income, net	$(19,645)	$19,485

Excluding the impact of the above-mentioned income and expenses related to the deferred compensation plan, the operating results for the years ended December 31, 2022 and 2021:

	Year Ended December 31,				Year Ended December 31,			
	2022				2021			
	(Amounts in thousands, except percentages)							
	As Reported	NQDCP	Adjusted	% of Revenue	As Reported	NQDCP	Adjusted	% of Revenue
Gross margin	$223,367	$(17,252)	$206,115	14.6%	$159,290	$ 17,317	$176,607	16.0%
Operating income	168,344	(19,645)	148,699	10.5%	72,672	19,485	92,157	8.3%
Other (expense) income, net	(19,225)	19,645	420	—%	18,241	(19,485)	(1,244)	(0.1)%
Income from continuing operations before income tax expense	141,493	—	141,493	10.0%	93,040	—	93,040	8.4%

Operating Expenses

The following table presents our operating expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
	(Amounts in thousands, except percentages)	
Operating expenses	$1,188,612	$945,635
Operating expenses % of revenue	84.2%	85.6%
Operating expenses excluding deferred compensation	$1,205,864	$928,318
Operating expenses excluding deferred compensation % of revenue	85.4%	84.0%

Our operating expenses increased by $243.0 million. Operating expense as a percentage of revenue improved to 84.2% of revenue in 2022 as compared to 85.6% of revenue for the prior year. The non-qualified deferred compensation plan decreased operating expenses by $17.3 million in 2022, but increased operating expense by $17.3 million in 2021. Excluding the impact of the non-qualified deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes, operating expenses would have been $1,205.9 million, or 85.4% of revenue, in 2022 compared to $928.3 million, or 84.0% of revenue, in 2021.

The majority of our operating expenses relate to personnel costs, which includes (i) salaries and benefits, (ii) commissions paid to producers (iii) incentive compensation and (iv) share-based compensation. Excluding the impact of non-qualified deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes, operating expense increased by approximately $277.5 million in 2022 as compared to 2021.

Operating expense for the year ended December 31, 2022 included approximately $9.2 million non-recurring integration and retention costs related to the Marks Paneth acquisition. The increase in operating costs was driven by $224.9 million higher personnel cost (of which acquisitions contributed approximately $139.5 million), $12.2 million higher travel and entertainment costs, $12.1 million higher facility costs, $9.3 million higher computer and technology related costs, $5.6 million higher depreciation and amortization expense, $4.9 million higher professional fees, as well as $2.0 million higher marketing expense. Other discretionary spending increased by approximately $6.5 million to support the growth in business activities. Personnel costs and other operating expenses are discussed in further detail under "Operating Practice Groups."

Corporate General & Administrative Expenses

The following table presents our Corporate General & Administrative ("G&A") expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
	(Amounts in thousands, except percentages)	
G&A expenses	$55,023	$56,150
G&A expenses % of revenue	3.9%	5.1%
G&A expenses excluding deferred compensation	$57,416	$53,982
G&A expenses excluding deferred compensation % of revenue	4.1%	4.9%

Our G&A expenses decreased by approximately $1.1 million, or 2.0%, in 2022 compared to 2021, and decreased to 3.9% of revenue from 5.1% of revenue for the prior year. The non-qualified deferred compensation plan decreased G&A expenses by $2.4 million in 2022, and increased G&A expenses by $2.2 million in 2021.

Excluding the impact of the deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes, G&A expenses would have been $57.4 million, or 4.1% of revenue, in 2022 compared to $54.0 million, or 4.9% of revenue, in 2021. Excluding the impact of the non-qualified deferred compensation plan, which was recorded in "Corporate and Other" for segment purposes, G&A expense increased by $3.4 million in 2022 as compared to prior year, attributable to $3.0 million higher personnel costs, a $1.3 million non-recurring transaction and integration costs related to the Marks Paneth acquisition, $0.8 million higher travel and entertainment costs, $0.5 million higher marketing expense, offset by $2.2 million lower legal costs as compared to 2021.

Legal Settlement, net

On June 24, 2021, we reached a settlement agreement with University of Pittsburgh Medical Center pertaining a lawsuit filed in the U.S. District Court for the Western District of Pennsylvania. Under the terms of the settlement agreement, we paid a total settlement amount of $41.5 million and recorded a settlement loss of $30.5 million for the twelve months ended December 31, 2021.

Other (Expense) Income, net

The following table presents our Other (expense) income, net for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
	(Amounts in thousands)	
Interest expense	$ (8,039)	$ (3,868)
Gain on sale of operations, net	413	5,995
Other (expense) income, net [1]	(19,225)	18,241
Total other (expense) income, net	$(26,851)	$20,368

(1) Other (expense) income, net includes a net loss of $19.6 million in 2022 and a net gain of $19.5 million in 2021, associated with the value of investments held in a rabbi trust related to the deferred compensation plan, which was recorded in "Corporate and Other" for segment reporting purposes. The adjustments to the investments held in a rabbi trust related to the deferred compensation plan are offset by a corresponding increase or decrease to compensation expense, which is recorded as "Operating expenses" and "G&A expenses" in the accompanying Consolidated Statements of Comprehensive Income. The deferred compensation plan has no impact on "Income from continuing operations before income tax expense" or diluted earnings per share from continuing operations.

Interest Expense — Our primary financing arrangement is the 2022 credit facility. Interest expense was $8.0 million in 2022, compared to $3.9 million in 2021. Our average debt balance and weighted average interest rate was $267.0 million and 2.67%, respectively, in 2022, compared to $161.0 million and 1.88%, respectively, in 2021. Our debt is further discussed in Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements.

Gain on Sale of Operations, net — During the twelve months ended December 31, 2022, we recorded approximately $0.4 million additional gain related to a previously sold business as additional contingent proceeds were received. During the same period in 2021, we sold a small book of business and a business unit in the Benefit and Insurance practice group during 2021. Total proceeds from the sales were $9.7 million and net gain from such sales were approximately $6.0 million.

Other (Expense) Income, net — The majority of "Other (expense) income, net" consists of net gains and losses associated with the value of the non-qualified deferred compensation plan as discussed above, net adjustments to the fair value of our contingent purchase price liability related to prior acquisitions, as well as gains or losses related to the sale of assets. Other expense of $19.2 million in 2022 included a $19.6 million net loss related to the deferred compensation plan and $2.4 million net increase to the fair value of the contingent purchase price liability, partially offset by a $2.4 million gain related to the sale of a book of business as well as $0.4 million other miscellaneous income. Other income of $18.2 million in 2021 consisted of a net gain of $19.5 million related to the deferred compensation plan, partially offset by $2.4 million net increase to the fair value of the contingent purchase price liability due to $3.1 million net present value adjustment and $0.6 million stock price adjustment.

Income Tax Expense

The following table presents our income tax expense for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
	(Amounts in thousands, except percentages)	
Income tax expense	$36,121	$22,129
Effective tax rate	25.5%	23.8%

The increase in income tax expense from 2021 to 2022 was primarily driven by higher pre-tax income. The increase in the effective tax rate from 2021 to 2022 was primarily due to a higher state effective tax rate and higher non- deductible expenses in 2022 compared to 2021.

GAAP RECONCILIATION
Income from Continuing Operations to Non-GAAP Financial Measure (1)

	Year Ended December 31,	
	2022	**2021**
	(Amounts in thousands)	
Income from continuing operations	$105,372	$ 70,911
Interest expense	8,039	3,868
Income tax expense	36,121	22,129
Gain on sale of operations, net	(413)	(5,995)
Gain on sale of assets, net	(2,391)	—
Legal settlement, net	—	30,468
Transaction costs related to Marks Paneth (2)	1,329	—
Integration and retention costs related to Marks Paneth (2)	9,191	—
Depreciation	11,231	10,781
Amortization	21,664	16,297
Adjusted EBITDA	$190,143	$148,459

(1) We report our financial results in accordance with GAAP. This table reconciles Adjusted EBITDA, a Non-GAAP financial measure to the nearest GAAP financial measure, "Income from continuing operations." Adjusted EBITDA is not defined by GAAP, is not based on any comprehensive set of accounting rules or principles, and should not be considered in isolation from, or regarded as an alternative or replacement to, any measurement of performance or cash flow under GAAP. Adjusted EBITDA is commonly used by us, our shareholders, and debt holders to evaluate, assess, and benchmark our operating results and to provide an additional measure with respect to our ability to meet future debt obligations. Because of these limitations, Adjusted EBITDA should be considered alongside our financial results presented in accordance with GAAP.

(2) These costs include, but are not limited to, certain consulting, technology, personnel, as well as other first year operating and general administrative costs that are non-recurring in nature.

Operating Practice Groups

We deliver our integrated services through three practice groups: Financial Services, Benefits and Insurance Services and National Practices. A description of these groups' operating results and factors affecting their businesses is provided below.

Financial Services

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
	(Amounts in thousands, except percentages)			
Revenue				
Same-unit	$ 821,109	$734,026	$ 87,083	11.9%
Acquired businesses	188,959	—	188,959	
Total revenue	1,010,068	734,026	276,042	37.6%
Operating expenses	850,038	608,238	241,800	39.8%
Gross margin / Operating income	$ 160,030	$125,788	$ 34,242	27.2%
Total other income (expense), net	682	(26)	$ 708	N/M
Income from continuing operations before income tax expense	$ 160,712	$125,762	$ 34,950	27.8%
Gross margin percentage	15.8%	17.1%		

The Financial Services practice group revenue in 2022 grew by 37.6% to $1,010.1 million from $734.0 million in 2021. Same-unit revenue grew by $87.1 million, or 11.9%, across all service lines, driven by a $50.4 million increase from those units that provide traditional accounting and tax-related services, a $20.7 million increase in government healthcare compliance business, as well as a $16.0 million increase from those units that provide project-oriented advisory services. The impact of the acquired businesses, net of divestitures, contributed $189.0 million or 18.7%, of 2022 revenue. We provide a range of services to affiliated CPA firms under ASAs. Fees earned under the ASAs are recorded as revenue in the accompanying Consolidated Statements of Comprehensive Income and were $235.4 million and $174.8 million in 2022 and 2021, respectively.

Operating expenses increased by $241.8 million in 2022 as compared to 2021, primarily as a result of $183.1 million, or 35.6%, in higher personnel costs, of which acquisitions contributed approximately $139.5 million to the increase. Compared to the same period in 2021, facility costs, depreciation and amortization expenses, computer and technology related costs, professional services, recruiting, as well as marketing costs increased by $12.6 million, $6.7 million, $6.3 million, $4.9 million, $2.4 million, and $1.1 million, respectively, primarily due to the Marks Paneth acquisition. In addition, travel and entertainment costs increased by $8.0 million and other discretionary costs increased by approximately $16.7 million to support the business growth as well as the operation activities returning to the pre-pandemic level. Operating expense as a percentage of revenue increased to 84.2% in 2022 from 82.9% in 2021 primarily due to higher depreciation and amortization expenses and other fixed costs as a result of the Marks Paneth acquisition.

Benefits and Insurance Services

	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
	(Amounts in thousands, except percentages)			
Revenue				
Same-unit	$358,007	$330,580	$27,427	8.3%
Divested operation	—	1,743	(1,743)	
Total revenue	358,007	332,323	25,684	7.7%
Operating expenses	290,387	271,650	18,737	6.9%
Gross margin / Operating income	$ 67,620	$ 60,673	$ 6,947	11.4%
Total other income, net	$ 2,386	$ 7,111	$(4,725)	N/M
Income from continuing operations before income tax expenses	$ 70,006	$ 67,784	$ 2,222	3.3%
Gross margin percentage	18.9%	18.3%		

The Benefits and Insurance Services practice group revenue in 2022 grew by 7.7% to $358.0 million from $332.3 million in 2021. Same-unit revenue increased by $27.4 million, or 8.3% in 2022 when compared to the same period in 2021. The increase was across all service lines, particularly driven by $10.4 million increase in employee benefit and retirement benefit services lines, $10.1 million increase in property and casualty services, $2.8 million in payroll related services, as well as $4.5 million increase in other project-based services.

Operating expenses increased by $18.7 million in 2022 as compared to 2021, primarily driven by $16.1 million, or 7.7%, higher personnel costs, such as the timing and amount of annual merit increases, bonus accruals, and investment in new sales producers. Compared to 2021, travel and entertainment costs, computer and technology related costs, marketing and recruiting related costs, as well as direct costs increased by approximately $2.0 million, $0.9 million, $0.8 million, and $0.6 million respectively. In addition, other discretionary operating costs increased by approximately $1.1 million to support the business growth. The increase was offset by approximately $2.8 million decrease in bad debt expense primarily attributed to a $2.1 million direct write-off of certain commission receivables deemed uncollectible in 2021 which did not recur in 2022. Operating expense as a percentage of revenue decreased to 81.1% in 2022 from 81.7% in 2021.

National Practices

	Year Ended December 31,	
	2022	**2021**
	(Amounts in thousands, except percentages)	
Revenue		
Same-unit	$43,904	$38,576
Operating expenses	39,201	34,494
Gross margin / Operating income	$ 4,703	$ 4,082
Total other income, net	$ 10	$ 3
Income from continuing operations before income tax expenses	$ 4,713	$ 4,085
Gross margin percentage	10.7%	10.6%

Revenue growth in this practice group was primarily driven by our cost-plus contract with a single client, which has existed since 1999. The cost-plus contract is a five-year contract with the most recent renewal through

December 31, 2023. Revenues from this single client accounted for approximately 75% of the National Practice group's revenue. Operating expenses have increased mainly due to an increase in salaries and benefits.

Corporate and Other

Corporate and Other are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of certain health care costs, gains or losses attributable to assets held in our non-qualified deferred compensation plan, stock-based compensation, consolidation and integration charges, certain professional fees, certain advertising costs and other various expenses.

	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
	(Amounts in thousands, except percentages)			
Operating expenses	$ 8,986	$ 31,253	$(22,267)	(71.2)%
Corporate general and administrative expenses	55,023	56,150	$ (1,127)	(2.0)%
Legal settlement, net	—	30,468	$(30,468)	N/M
Operating loss	$(64,009)	$(117,871)	$ 53,862	(45.7)%
Total other (expense) income, net	(29,929)	13,280	$(43,209)	N/M
Loss from continuing operations before income taxes	$(93,938)	$(104,591)	$ 10,653	(10.2)%

Total operating expenses decreased by $22.3 million, or 71.2% in 2022 as compared to 2021. The non-qualified deferred compensation plan decreased operating expenses by $17.3 million in 2022, and increased operating expenses by $17.3 million in 2021. Excluding the non-qualified deferred compensation expenses, operating expense increased by approximately $12.3 million, driven by $10.4 million higher personnel costs due to increased healthcare costs and the headcount impact from the Marks Paneth acquisition. In addition, other operating costs, such as facility cost and marketing cost, increased by approximately $1.9 million to support business growth.

Total corporate general and administrative expenses decreased by $1.1 million, or 2.0% in 2022, as compared to 2021. The non-qualified deferred compensation plan increased corporate general and administrative expenses by $2.4 million in 2022, but decreased corporate general and administrative expenses by $2.2 million in 2021. Excluding the impact of the non-qualified deferred compensation plan, corporate general and administrative expenses increased by $3.4 million in 2022 as compared to the prior year, attributable to $3.0 million higher personnel costs, a $1.3 million non-recurring transaction and integration costs related to the Marks Paneth acquisition, $0.8 million higher travel and entertainment costs, $0.5 million higher marketing expense, offset by $2.2 million lower legal costs as compared to 2021.

On June 24, 2021, we reached a settlement agreement with University of Pittsburgh Medical Center pertaining a lawsuit filed in the U.S. District Court for the Western District of Pennsylvania. Under the terms of the settlement agreement, we paid a total settlement amount of $41.5 million and recorded a settlement loss of $30.5 million in 2021.

Total other (expense) income, net increased by $43.2 million to $29.9 million of expense from a net income of $13.3 million in 2021. Total other (expense) income, net includes a net loss of $19.6 million and a net gain of $19.5 million associated with the non-qualified deferred compensation plan in 2022 and 2021, respectively. Excluding the impact of the non-qualified deferred compensation plan, total other income, net would have been an expense of $10.3 million in 2022 and an expense of $6.2 million in 2021, a net increase in expense of approximately $4.1 million. The increase was driven by $4.2 million higher interest expense due to higher average debt balance as well as higher weighted average effective interest rate experienced in 2022 as compared to 2021, offset by $0.1 million decrease in other miscellaneous expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table is derived from our Consolidated Statements of Cash Flows (in thousands):

| | Year Ended December 31, | |
	2022	**2021**
Net cash provided by operating activities	$126,132	$131,154
Net cash used in investing activities	(99,118)	(82,010)
Net cash used in financing activities	(17,343)	(69,005)

We generate strong cash flows from operations and have access to a $600.0 million credit facility, which enables us to fund investments and operating projects that are designed to optimize shareholder return. Cash flows from operations and available capital resources allow us to make strategic acquisitions, repurchase shares of our common stock when accretive to shareholders, meet working capital needs, and service our debt. Generally, we maintain low levels of cash and apply any available cash to pay down our outstanding debt balance. Due to the seasonal nature of the Financial Services practice group's accounting and tax services in the first four months of the fiscal year, we historically generate much of our cash flows during the last three quarters of the fiscal year.

Our working capital management primarily relates to trade accounts receivable, accounts payable, incentive-based compensation and other assets, which consists of other receivables and prepaid assets typically related to activities in the normal course of our business operations. At any specific point in time, working capital is subject to many variables, including seasonality and the timing of cash receipts and payments, most notably in the timing of insurance premiums to the carriers within our Benefits and Insurance practice group. We have restricted cash on deposit from clients in connection with the pass-through of insurance premiums to the carrier with the related liability for these funds recorded in "Accounts payable" in the accompanying Consolidated Balance Sheets.

Accounts receivable balances increase in response to the increase in revenue generated by the Financial Services practice group during the first four months of the year. A significant amount of this revenue is billed and collected in subsequent quarters. Days sales outstanding ("DSO") from continuing operations represent accounts receivable and unbilled revenue (net of realization adjustments) at the end of the period, divided by trailing twelve months' daily revenue. DSO was 74 days as of December 31, 2022 and 71 days as of December 31, 2021. We provide DSO data because such data is commonly used as a performance measure by analysts and investors and as a measure of our ability to collect on receivables in a timely manner.

Cash Provided by Operating Activities

2022 compared to 2021 — Cash provided by operating activities was $126.1 million during 2022, contributed to net income of $105.4 million and certain non-cash items, such as depreciation and amortization expense of $32.9 million, share-based compensation expense of $14.7 million, deferred income tax of $13.9 million, bad debt expense of $1.2 million, adjustment to the fair value of contingent purchase consideration of $2.4 million, as well as $42.0 million of cash generated from working capital management.

Cash provided by operating activities was $131.2 million during 2021, primarily contributed to net income of $70.9 million and certain non-cash items, such as depreciation and amortization expense of $27.1 million, share-based compensation expense of $11.4 million, deferred income tax of $9.2 million, bad debt expense of $3.1 million, adjustment to the fair value of contingent purchase consideration of $2.4 million, as well as $13.3 million of cash generated from working capital management.

The $5.0 million decrease in cash provided by operating activities in 2022 as compared to 2021 was primarily due to a net decrease of $55.3 million in cash generated from working capital of which approximately $44.1 million was attributable to the increase in use of cash to fund accounts receivable as a result of higher revenue, $20.3 million was attributable the change in other assets and other liabilities primarily due to

$15.5 million cash used to make deferred FICA taxes payments and payment for other prepaid assets to support business activities, offset by approximately $11.1 million increase in cash generated from operating activities attributable to higher accounts payable to support growing business activities. The $55.3 million decrease in cash generated from operating activities was offset by approximately $50.3 million inflow of cash primarily driven by $34.5 million higher net income as well as $15.8 million cash inflow from non-cash items such as higher depreciation and amortization costs, higher deferred tax expenses, higher stock-based compensation costs, as well as lower gain on sale of operations and assets.

Investing Activities

The majority of our investing activities relate to acquisitions, capital expenditures and net activity related to funds held for clients. Refer to Note 1, Basis of Presentation and Significant Accounting Policies, and Note 18, Business Combinations, to the accompanying consolidated financial statements for further discussion on our acquisitions and a further description of funds held for clients and client fund obligations.

2022 — Net cash used in investing activities in 2022 consisted of $79.1 million related to business acquisitions, $8.6 million in capital expenditures, $7.4 million net purchase of client funds, $7.0 million payments of working capital adjustments related to previously completed acquisitions, offset by $3.0 million proceeds received from the sale of a small book of business in the Benefit and Insurance practice group.

2021 — Net cash used in investing activities in 2021 consisted primarily of $66.7 million related to business acquisitions, $12.1 million net purchase of client funds, and $9.0 million in capital expenditures, offset by $9.7 million proceeds from the sale of one book of business in the Benefit and Insurance practice group.

Financing Activities

The majority of our financing activities relate to our 2022 credit facility, share repurchases, net client fund obligation activity, as well as contingent consideration payments for prior acquisitions. Refer to Note 9, Debt and Financing Arrangements, and Note 13, Common Stock, to the accompanying consolidated financial statements for further discussion on our 2022 credit facility and Share Repurchase Program.

2022 — Net cash used in financing activities in 2022 consisted of $129.8 million of share repurchases, $21.2 million of contingent consideration payments for prior acquisitions and $2.1 million paid as deferred financing costs related to the 2022 credit facility, partially offset by a net increase of $15.4 million in client fund obligations, $10.0 million in proceeds from the exercise of stock options and $110.4 million net proceeds from borrowings under our 2022 credit facility.

2021 — Net cash used in financing activities in 2021 consisted of $100.5 million of share repurchases, a net decrease of $8.9 million in client fund obligations, and $14.1 million of contingent consideration payments for prior acquisitions, partially offset by $7.3 million in proceeds from the exercise of stock options and $47.3 million net proceeds from borrowings under our 2018 credit facility.

CAPITAL RESOURCES

The following table presents our capital structure (in thousands):

	December 31,	
	2022	**2021**
Bank debt	$265,700	$155,300
Stockholders' equity	713,452	704,548
Total capital	$979,152	$859,848

Credit Facility — Our primary financing arrangement is the $600.0 million unsecured credit facility, by and among CBIZ Operations, Inc., CBIZ, Inc. and Bank of America, N.A., as administrative agent and bank, and other participating banks, which provides us with the capital necessary to meet our working capital needs as well as the flexibility to continue with our strategic initiatives, including business acquisitions and share repurchases, and matures in 2027. At December 31, 2022, we had $265.7 million outstanding under the credit facility, as well as letters of credit and license bonds totaling $7.3 million. Available funds under the credit facility, based on the terms of the commitment, were approximately $319.9 million at December 31, 2022. The weighted average interest rate under the credit facility was 2.67% in 2022 and 1.88% in 2021. The credit facility allows for the allocation of funds for future strategic initiatives, including acquisitions and the repurchase of our common stock, subject to the terms and conditions of the credit facility.

Debt Covenant Compliance — We are required to meet certain financial covenants with respect to (i) total leverage ratio and (ii) interest coverage ratio. We were in compliance with our covenants as of December 31, 2022. Our ability to service our debt and to fund future strategic initiatives will depend upon our ability to generate cash in the future. For further discussion regarding the 2022 credit facility, refer to Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements.

Use of Capital — Our first priority for the use of capital is to make strategic acquisitions. We completed two business acquisitions in 2022. Refer to Note 18, Business Combinations, to the accompanying consolidated financial statements for further discussion on acquisitions. We also have the financing flexibility and the capacity to actively repurchase shares of our common stock in the open market. We believe that repurchasing shares of our common stock is a prudent use of our financial resources, and that investing in our stock is an attractive use of capital and an efficient means to provide value to our shareholders. We repurchased 2.8 million shares of our common stock in the open market at a total cost of approximately $122.8 million in 2022 and 3.0 million shares at a total cost of approximately $96.4 million in 2021. Refer to Note 13, Common Stock, to the accompanying consolidated financial statements for further discussion on the Share Repurchase Program.

Cash Requirements for 2023 — Cash requirements for 2023 will include acquisitions, interest payments on debt, seasonal working capital requirements, contingent earnout payments for previous acquisitions, share repurchases and capital expenditures. We believe that cash provided by operations, as well as available funds under the 2022 credit facility will be sufficient to meet cash requirements for the next 12 months.

OBLIGATIONS AND COMMITMENTS

Off-Balance Sheet Arrangements — We maintain ASAs with independent CPA firms (as described more fully under "Business — Financial Services" and in Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements), which qualify as variable interest entities. The accompanying consolidated financial statements do not reflect the operations or accounts of variable interest entities as the impact is not material to the consolidated financial condition, results of operations, or cash flows of CBIZ.

We provide letters of credit for insurance needs as well as to landlords (lessors) of our leased premises in lieu of cash security deposits. Letters of credit totaled $5.0 million and $3.4 million at December 31, 2022 and 2021. In addition, we provide license bonds to various state agencies to meet certain licensing requirements. The amount of license bonds outstanding was $2.3 million at December 31, 2022 and 2021.

We have various agreements under which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations, warranties, covenants or agreements, related to matters such as title to assets sold and certain tax matters. Payment by us under such indemnification clauses are generally conditioned upon the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of December 31, 2022, we were not aware of any obligations arising under indemnification agreements that would require material payments.

Interest Rate Risk Management — We do not purchase or hold any derivative instruments for trading or speculative purposes. We utilize interest rate swaps to manage interest rate risk exposure associated with our floating-rate debt under the credit facility. Under these interest rate swap contracts, we receive cash flows from counterparties at variable rates based on the Secured Overnight Financing Rate ("SOFR") and pay the counterparties a fixed rate. To mitigate counterparty credit risk, we only enter into contracts with selected major financial institutions with investment grade ratings and continually assess their creditworthiness. There are no credit risk-related contingent features in our interest rate swaps nor do the swaps contain provisions under which we would be required to post collateral.

As of December 31, 2022, the notional value of all of our interest rate swaps was $115.0 million, with maturity dates ranging from June, 2023 to August, 2027. For further details on our interest rate swaps, refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements.

In connection with payroll services provided to clients, we collect funds from our clients' accounts in advance of paying these client obligations. These funds held for clients are segregated and invested in accordance with our investment policy, which requires that all investments carry an investment grade rating at the time of initial investment. The interest income on these investments mitigates the interest rate risk for the borrowing costs of the 2022 credit facility, as the rates on both the investments and the outstanding borrowings against the credit facility are based on market conditions. Refer to Note 6, Financial Instruments, and Note 9, Debt and Financing Arrangements, to the accompanying consolidated financial statements for further discussion regarding investments and our debt and financing arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in accordance with GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. We consider the accounting policies discussed below to be critical to the understanding of our consolidated financial statements. Actual results could differ from our estimates and assumptions, and any such difference could be material to our consolidated financial statements. Significant accounting policies, including Revenue Recognition, are described more fully in Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements.

Accounts Receivable and Notes Receivable — We determine the net amount expected to be collected on our accounts receivable, both billed and unbilled, and notes receivable, based on a combination of factors, including but not limited to our historical incurred loss experience, credit-worthiness of our clients, the age of the receivable balance, current economic conditions that may affect a client's ability to pay, and current and projected economic trends and conditions at the balance sheet date. Significant management judgments and estimates must be made and used in connection with establishing the allowance for doubtful accounts for each accounting period. Material differences may result if facts and circumstances change in relation to the original estimation.

Business Combinations — We recognize and measure identifiable assets acquired and liabilities assumed as of the acquisition date at fair value. Fair value measurements require extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. In addition, we recognize and measure contingent consideration at fair value as of the acquisition date using a probability-weighted discounted cash flow model. The fair value of contingent consideration obligations that are classified as liabilities are reassessed each reporting period. Any change in the fair value estimate is recorded in the earnings of that period.

Goodwill and Other Intangible Assets — Goodwill represents the difference between the purchase price of the acquired business and the related fair value of the net assets acquired. A significant portion of our assets in the accompanying Consolidated Balance Sheets is goodwill. At December 31, 2022, the carrying value of goodwill totaled $819.9 million, compared to total assets of $1.9 billion and total shareholders' equity of $713.5 million. Intangible assets consist of identifiable intangibles other than goodwill. Identifiable intangible assets other than goodwill include client lists and non-compete agreements, which require significant judgments in determining the fair value. We carry client lists and non-compete agreements at cost, less accumulated amortization, in the accompanying Consolidated Balance Sheets.

Goodwill is not amortized, but rather is tested for impairment annually during the fourth quarter. In addition to our annual goodwill test, on a periodic basis, we are required to consider whether it is more likely than not (defined as a likelihood of more than 50%) that the fair value has fallen below its carrying value, thus requiring us to perform an interim goodwill impairment test. Intangible assets with definite lives, such as client lists and non-compete agreements, are amortized using the straight-line method over their estimated useful lives (generally ranging from two to fifteen years). We review these assets for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. Recoverability is assessed based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis or market comparable method.

The goodwill impairment test is performed at a reporting unit level. A reporting unit is an operating segment of a business or one level below an operating segment. At December 31, 2022, we had five reporting units. We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. Under the qualitative assessment, we are not required to calculate the fair value of a reporting unit unless we determine that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured. Any such impairment charge would reduce earnings and could be material.

After considering changes to assumptions used in our most recent quantitative testing for each reporting unit, including the capital market environment, economic and market conditions, industry competition and trends, our weighted average cost of capital, changes in management and key personnel, the price of our common stock, changes in our results of operations, the magnitude of the excess of fair value over the carrying amount of each reporting unit as determined in our most recent quantitative testing, and other factors, we concluded that it was more likely than not that the fair values of each of our reporting units were more than their respective carrying values and, therefore, did not perform a quantitative impairment analysis. For further information regarding our goodwill balances, refer to Note 5, Goodwill and Other Intangible Assets, net, to the accompanying consolidated financial statements.

Loss Contingencies — Loss contingencies, including litigation claims, are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis that often depends on judgment about potential actions by third parties. Refer to Note 11, Commitments and Contingencies, to the accompanying consolidated financial statements for further information.

Other Significant Policies — Other significant accounting policies, not involving the same level of management judgment and uncertainty as those discussed above, are also critical in understanding the consolidated financial statements. Those policies are described in Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements.

Recent Accounting Pronouncements — Refer to Note 1, Basis of Presentation and Significant Accounting Policies, to the accompanying consolidated financial statements for a description of recent accounting pronouncements, which is incorporated herein by reference.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not purchase or hold any derivative instruments for trading or speculative purposes. We utilize interest rate swaps to manage interest rate risk exposure associated with our floating-rate debt under the credit facility. Under these interest rate swap contracts, we receive cash flows from counterparties at variable rates based on SOFR and pay the counterparties a fixed rate. To mitigate counterparty credit risk, we only enter into contracts with selected major financial institutions with investment grade ratings and continually assess their creditworthiness. There are no credit risk-related contingent features in our interest rate swaps nor do the swaps contain provisions under which we would be required to post collateral.

The notional value, fixed rate of interest and expiration date of each interest rate swap is (i) $15.0 million — 2.571% — June, 2023, (ii) $50.0 million — 0.834% — April, 2025, (iii) $30.0 million — 1.186% — December, 2026, and (iv) $20.0 million — 2.450% — August, 2027. Refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements for further discussion regarding interest rate swaps.

Interest rate risk results when the maturity or repricing intervals of interest-earning assets and interest-bearing liabilities are different. A change in the Federal Funds Rate, or the reference rate set by Bank of America, N.A., would affect the rate at which we could borrow funds under the 2022 credit facility. Our balance outstanding under the 2022 credit facility at December 31, 2022 was $265.7 million, of which $150.7 million is subject to rate risk. If market rates were to increase or decrease 100 basis points from the levels at December 31, 2022, interest expense would increase or decrease approximately $1.5 million annually.

In connection with our payroll business, funds held for clients are segregated and invested in short-term investments, such as corporate and municipal bonds. In accordance with our investment policy, all investments carry an investment grade rating at the time of the initial investment. At each respective balance sheet date, these investments are adjusted to fair value with fair value adjustments being recorded to other comprehensive income or loss for the respective period. Refer to Notes 6, Financial Instruments, and Note 7, Fair Value Measurements, to the accompanying consolidated financial statements for further discussion regarding these investments and the related fair value assessments.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Financial Statements, together with the notes thereto and the report of KPMG LLP dated February 24, 2023 thereon, and the Supplementary Data required hereunder, are included in this Annual Report as set forth in Item 15(a) hereof and are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures — Management has evaluated the effectiveness of our disclosure controls and procedures ("Disclosure Controls") as of the end of the period covered by this report.

This evaluation ("Controls Evaluation") was done with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Disclosure Controls are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls — Management, including the Company's CEO and CFO, does not expect that its Disclosure Controls or its internal control over financial reporting ("Internal Controls") will prevent all errors and all fraud. Although our Disclosure Controls are designed to provide reasonable assurance of achieving their objective, a control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of a control. A design of a control system is also based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Conclusions — Based upon the Controls Evaluation, our CEO and CFO have concluded that as of the end of the period covered by this report, our Disclosure Controls are effective at the reasonable assurance level described above. There were no changes in our Internal Controls that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our Internal Controls.

Management's Report on Internal Control Over Financial Reporting — Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of management, including our CEO and CFO, we conducted an evaluation of our internal control over financial reporting based on the framework provided in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Management has excluded from the scope of its assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, the operations and related assets of Marks Paneth LLP and Stinnett & Associates, LLC, which were acquired on January 1, 2022 and July 1, 2022, respectively. The aggregated total assets and revenue from Marks Paneth LLP and Stinnett & Associates, LLC were $95.4 million and $148.1 million, which represents approximately 5.1% and 10.5% of our respective consolidated total assets and total revenue as of December 31, 2022.

Our independent auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting which appears in Item 8 of this Annual Report.

ITEM 9B.   OTHER INFORMATION.

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information with respect to this item not included below is incorporated by reference from our Definitive Proxy Statement for the 2023 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of CBIZ's fiscal year.

We have adopted a Code of Professional Conduct and Ethics Guide that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Professional Conduct and Ethics Guide is available on the investor information page of our website, located at *https://www.cbiz.com*, and in print to any shareholder who requests them. Any waiver or amendment to the code will be posted on our website.

Information about our Executive Officers, Directors and Key Employees — The following table sets forth certain information regarding the directors, executive officers and certain key employees of CBIZ. Each executive officer and director of CBIZ named in the following table has been elected to serve until his/her successor is duly appointed or elected or until his/her earlier removal or resignation from office. No arrangement or understanding exists between any executive officer of CBIZ and any other person pursuant to which he or she was selected as an officer.

Name	Age	Position(s)
Executive Officers and Directors:		
Rick L. Burdick (2)(3)	71	Chairman
Jerome P. Grisko, Jr.	61	President & Chief Executive Officer, Director
Michael H. DeGroote (2)	62	Director
Joseph S. DiMartino (2)(3)	79	Director
Gina D. France (1)(2)	64	Director
Sherrill W. Hudson (1)(3)	79	Director
Todd J. Slotkin (1)(3)	69	Director
A. Haag Sherman (1)	57	Director
Richard T. Marabito (1)	59	Director
Benaree Pratt Wiley (2)(3)	76	Director
Rodney A. Young	67	Director
Ware H. Grove	72	Senior Vice President and Chief Financial Officer
Chris Spurio	57	President, Financial Services
Michael P. Kouzelos	54	President, Benefits and Insurance Services
Other Key Employees:		
Michael W. Gleespen	64	Secretary and General Counsel
John A. Fleischer	61	Senior Vice President and Chief Information Officer
Mark M. Waxman	64	Senior Vice President and Chief Marketing Officer

(1) Member of Audit Committee

(2) Member of Nominating & Governance Committee

(3) Member of Compensation & Human Capital Committee

Rick L. Burdick has served as a Director of CBIZ since October 1997, when he was elected as an independent director. On August 11, 2022, Mr. Burdick was appointed by the Board as its independent Chairman of the Board. Previously, in May 2007, Mr. Burdick was elected by the Board as its Lead Director, a non-officer position, and in October 2002, he was elected by the Board as Vice Chairman, a non-officer position. Mr. Burdick was a Partner at the law firm of Akin Gump Strauss Hauer & Feld LLP, and was a Partner in the firm from 1988 until his retirement in 2019. Mr. Burdick serves a non-executive Chairman on the Board of Directors of AutoNation, Inc.

Jerome P. Grisko, Jr. was appointed to the CBIZ Board in November, 2015. Mr. Grisko was appointed Chief Executive Officer in March 2016, and has served as President since February 2000. He was also Chief Operating Officer from February 2000 until his appointment as Chief Executive Officer. Mr. Grisko joined CBIZ as Vice President, Mergers & Acquisitions in September 1998 and was promoted to Senior Vice President, Mergers & Acquisitions and Legal Affairs in December of 1998. Prior to joining CBIZ, Mr. Grisko was associated with the law firm of Baker & Hostetler LLP, where he practiced from September 1987 until September 1998, serving as a partner of such firm from January 1995 to September 1998. While at Baker & Hostetler, Mr. Grisko concentrated his practice in the area of mergers and acquisitions and general corporate law.

Michael H. DeGroote, son of CBIZ founder Michael G. DeGroote, was appointed a Director of CBIZ in November 2006. Mr. DeGroote currently serves as President of Westbury International, a full-service real estate development company, specializing in commercial/industrial land, residential development and property management. Prior to joining Westbury, Mr. DeGroote was Vice President of MGD Holdings and previously held a management position with Cooper Corporation, and previously served on the Board of Directors of Progressive Waste Solutions Ltd. He served on the Board of Governors of McMaster University in Hamilton, Ontario.

Joseph S. DiMartino has served as a Director of CBIZ since November 1997, when he was elected as an independent director. Mr. DiMartino has been Chairman of the Boards of the funds in the BNY Mellon Corporation (formerly The Dreyfus Corporation) since January 1995. Mr. DiMartino served as President, Chief Operating Officer and Director of The Dreyfus Corporation from October 1982 until December 1994 and also served as a director of Mellon Bank Corporation.

Gina D. France was appointed to the CBIZ Board in February, 2015. Ms. France founded France Strategic Partners, LLC, a strategy and transaction advisory firm, and has served as its President and Chief Executive Officer since 2003. Ms. France has over 40 years of experience in strategy, investment banking and corporate finance. Prior to founding France Strategic Partners, Ms. France was a Managing Director with Ernst & Young, LLP and directed the Firm's Center for Strategic Transactions. Prior to her work with Ernst & Young, Ms. France was a Senior Vice President with Lehman Brothers, Inc. Ms. France serves on the boards of Huntington Bancshares, Inc., Cedar Fair, L.P. and on the boards of the BNY Mellon Family of Funds. Ms. France has previously served on the boards of FirstMerit Corporation, Dawn Food Products, Inc. and Mack Industries.

Sherrill W. Hudson was appointed to the CBIZ Board in February, 2015. Until July 2016, upon the sale of the Company, Mr. Hudson was Chairman of the Board of TECO Energy, Inc. and was a member of its board since January 2003. He was executive chairman from August 2010 to December 2012, after having served as Chairman and Chief Executive Officer since July 2004. Mr. Hudson also serves on the boards of Lennar Corporation and United Insurance Holdings Corporation. He served on the Publix Super Markets, Inc. board from January 2003 until April 2015. Mr. Hudson is also Chairman Emeritus of the Florida Chapter of the National Association of Corporate Directors. Mr. Hudson retired from Deloitte & Touche, LLP in August 2002, after 37 years of service.

Todd J. Slotkin has served as a Director of CBIZ since September 2003, when he was elected as an independent director. Mr. Slotkin is President & COO of KMP Music LLC, a music publishing firm. He was a Senior Advisor at Alvarez & Marsal from 2020 to 2021, and between 2014 and 2020 he served as the Global Business Head of Alvarez & Marsal's Asset Management Services. Mr. Slotkin is also an independent director of the Apollo Closed End Fund Complex (Apollo Floating Rate Fund, Apollo Tactical Income Fund). In 2011, Mr. Slotkin was appointed the Managing Partner of Newton Pointe LLC, an advisory firm, a position he also held during the period 2007-2008. Mr. Slotkin served on the Board of Martha Stewart Living Omnimedia from 2008 to 2012, and was head of its Audit Committee and Special Committee. Between 2008 and 2010, Mr. Slotkin was a Senior Managing Director of Irving Place Capital. From 2006 to 2007 Mr. Slotkin served as a Managing Director of Natixis Capital Markets. From 1992 to 2006, Mr. Slotkin served as a SVP (1992-1998) and EVP and Chief Financial Officer (1998-2006) of MacAndrews & Forbes Holdings Inc. Additionally, he was the Executive Vice

President and Chief Financial Officer of publicly owned M&F Worldwide (1998-2006). Prior to 1992, Mr. Slotkin spent 17 years with Citigroup, ultimately serving as Senior Managing Director and Senior Credit Officer. He was the Global Head of Citigroup's Leveraged Capital Group. Mr. Slotkin is a co-founder of the Food Allergy Research & Education, Inc., formerly known as the Food Allergy Initiative.

A. Haag Sherman has served as a Director of CBIZ since August 2020, when he was elected as an independent director. Mr. Sherman has served as the Chief Executive Officer and a director of Tectonic Financial, Inc. (and its predecessor), a banking and financial holding company with a preferred stock quoted on Nasdaq Global Markets, since February 2015. Prior thereto, Mr. Sherman co-founded Salient Partners, LP, a Houston-based investment firm, in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. In addition, he previously served as an executive officer and partner of The Redstone Companies from 1998 to 2002 where he, among other things, managed a private equity portfolio. Mr. Sherman has served as a director of Hilltop Holdings, Inc. since its acquisition of PlainsCapital Corporation in November 2012. He previously served as a director of PlainsCapital from September 2009 to November 2012. Mr. Sherman has served as an adjunct professor of law at The University of Texas School of Law. Mr. Sherman previously practiced corporate law at Akin Gump Strauss Hauer & Feld LLP from 1992 to 1996 and was an auditor at Price Waterhouse, a public accounting firm, from 1988 to 1989. Mr. Sherman is an attorney and certified public accountant.

Richard T. Marabito has served as a Director of CBIZ since August 2021, when he was appointed as an independent director. Mr. Marabito is Chief Executive Officer of Olympic Steel, a national metals service center headquartered in Cleveland, Ohio that focuses on the direct sale of processed carbon, coated and stainless flat-rolled sheet, coil and plate steel, aluminum, tin plate, and metal-intensive branded products. Mr. Marabito became CEO in 2019 after serving as the Chief Financial Officer. He joined the company in 1994 as Corporate Controller. He is also the Chairman of the Metal Services Center Institute (MSCI) and has also served on the Board of Trustees for the University of Mount Union since 2021. He served on the Board of Directors and as Audit Committee Chairman for Hawk Corporation from 2008 until the company's sale in November 2010. Mr. Marabito has served on numerous non-profit boards over the course of his career including as Chair of the Northeast Ohio Regional Board for the Make-A-Wish Foundation.

Benaree Pratt Wiley has served as a Director of CBIZ since May 2008, when she was elected as an independent director. Ms. Wiley is a Principal of The Wiley Group, a firm specializing in personnel strategy, talent management, and leadership development primarily for global insurance and consulting firms. Ms. Wiley served as the President and Chief Executive Officer of The Partnership, Inc., a talent management organization for multicultural professionals in the greater Boston region for fifteen years before retiring in 2005. Ms. Wiley is currently a director on the boards of the BNY Mellon Family of Funds and Blue Cross and Blue Shield of Massachusetts. Her civic activities include serving on the boards of the Efficacy Institute, Howard University Dress for Success Boston, Partners Continuing Care and Spaulding Hospital.

Rodney A. Young has served as a Director since February 6, 2023, when he was appointed as an independent director. Mr. Young is the Chief Executive Officer of Delta Dental of Minnesota, one of the nation's largest oral health insurance companies. Mr. Young has held this role since 2012. Prior to joining Delta Dental of Minnesota, Mr. Young was the Chief Executive Officer and President of Angeion Corporation (now MGC Diagnostics Corporation), a public medical technology cardio-pulmonary diagnostic and consumer health management company. Mr. Young also previously held the Chair for the Board of Directors, Director, Chief Executive Officer and President roles for LecTec Corporation, a public disposable medical products and over-the-counter pharmaceuticals company. Mr. Young currently serves as a Board Director and the Diversity, Equity and Inclusion Committee Chair of the Minnesota Business Partnership. Mr. Young received The Sanneh Foundation's Business Honoree Award in 2019 in recognition of his business leadership and community impact.

Ware H. Grove has served as Senior Vice President and Chief Financial Officer of CBIZ since December 2000. Before joining CBIZ, Mr. Grove served as Senior Vice President and Chief Financial Officer of Bridgestreet

Accommodations, Inc., which he joined in early 2000 to restructure financing, develop strategic operating alternatives, and assist with merger negotiations. Prior to joining Bridgestreet, Mr. Grove served for three years as Vice President and Chief Financial Officer of LESCO, Inc. Since beginning his career in corporate finance in 1972, Mr. Grove has held various financial positions with large companies representing a variety of industries, including Revco D.S., Inc., Computerland/Vanstar, Manville Corporation, The Upjohn Company, and First of America Bank. Mr. Grove served on the Board of Directors for Applica, Inc. (NYSE: APN) from September 2004 through January 2007, at which time the company was sold to a private equity firm.

Chris Spurio was appointed Senior Vice President of CBIZ and President of CBIZ's Financial Services practice group, effective January 1, 2014. Mr. Spurio joined CBIZ in January 1998 and served as Corporate Controller until July 1999. He then served as Vice President of Finance from July 1999 until September 2008. Mr. Spurio served as Executive Managing Director of the Financial Services Group's Midwest Region from September 2008 through March 2010, and as the Group's Chief Operating Officer from March 2010 through December 2013. Mr. Spurio was associated with KPMG LLP, an international accounting firm, from July 1988 to January 1998. Mr. Spurio is a CPA, CGMA and a member of the American Institute of Certified Public Accountants and the Ohio Society of Certified Public Accountants.

Michael P. Kouzelos joined CBIZ in June 1998 and has held several positions in the Company. He was appointed President of the Benefits & Insurance practice group in May 2015, and was appointed Senior Vice President of Strategic Initiatives in September 2005. Mr. Kouzelos also served as the Chief Operating Officer of the Benefits & Insurance division between April 2007 and May 2015, as Vice President of Strategic Initiatives from April 2001 through August 2005, as Vice President of Shared Services from August 2000 to March 2001, and as Director of Business Integration from June 1998 to July 2000. Mr. Kouzelos was associated with KPMG LLP, an international accounting firm, from 1990 to September 1996 and received his Master of Business Administration degree from The Ohio State University in May of 1998.

Other Key Employees:

Michael W. Gleespen has served as Corporate Secretary since April 2001 and General Counsel since June 2001. Mr. Gleespen is an attorney and has served as CBIZ's Vice President of Regulatory Compliance and Accountancy Compliance Officer and Technical Director since February 1998. Prior to joining CBIZ, Mr. Gleespen was an Assistant Ohio Attorney General in the Business & Government Regulation Section and the Court of Claims Defense Section from 1988 until 1998, during which time he was counsel to the Ohio Accountancy Board, the Ohio State Teachers Retirement System and represented many other state departments and agencies. Mr. Gleespen also held the post of Associate Attorney General for Pension, Disability and Annuity Plans and was the Co- Chairman of the Public Pension Plan Working Group.

John A. Fleischer has served as Senior Vice President and Chief Information Officer of CBIZ since August 2014. Prior to joining CBIZ, Mr. Fleischer held CIO roles at TTT Holdings (a Talisman Capital Partners company), Ferro Corporation, The Goodyear Tire & Rubber Company, and T-Systems. Prior to these, he held senior IT roles at Volkswagen and Federal-Mogul Corporation. While at T-Systems, Mr. Fleischer also ran the U.S. consulting practice, which provided IT services to clients in a variety of industries. He began his career as a commissioned officer in the United States Army and served twelve years on active duty in numerous roles, which included directing large-scale systems development and integration projects in communications and computing. He is a Distinguished Military Graduate of Princeton University and received his Master of Business Administration degree from The Ohio State University. Mr. Fleischer serves on the Board of Trustees of the Lakeside Chautauqua Association.

Mark M. Waxman has served as Chief Marketing Officer since 2001. Mr. Waxman has over thirty years of experience in marketing and branding. Prior to joining CBIZ, he was Chief Executive Officer/Creative Director of one of Silicon Valley's most well-known advertising agencies, Carter Waxman. He was also a founding partner of SK Consulting (acquired by CBIZ in 1998) providing strategic marketing and branding services to a wide range of companies and industries. Mr. Waxman has been a featured marketing columnist and contributor to many business and trade publications, and currently serves on the Advisory Board of several Silicon Valley start-ups. He serves on the Board of Silicon Valley Creates, the Institute of Contemporary Art and the West Valley Mission Foundation. He has served as the Chairman of the Board for organizations including the Silicon Valley Chamber of Commerce, Artsopolis.com, the Silicon Valley Ad Club, and The San Jose Repertory Theatre.

ITEM 11.   EXECUTIVE COMPENSATION.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2023 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2023 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2023 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

Our independent registered public accounting firm is KPMG LLP, Cleveland, OH, Auditor Firm ID:185.

Information with respect to this item is incorporated by reference from our Definitive Proxy Statement for the 2023 Annual Stockholders' Meeting to be filed with the SEC no later than 120 days after the end of our fiscal year.

PART IV

ITEM 15. EXHIBITS.

(a) The following documents are filed as part of this Annual Report or incorporated by reference:

1. Financial Statements.

As to financial statements and supplementary information, reference is made to "Index to Financial Statements" on page F-1 of this Annual Report.

2. Exhibits.

The following documents are filed as exhibits to this Form 10-K pursuant to Item 601 of Regulation S-K. Since its incorporation, CBIZ has operated under various names including: Republic Environmental Systems, Inc.; International Alliance Services, Inc.; Century Business Services, Inc.; and CBIZ, Inc. Exhibits listed below refer to these names collectively as the "Company".

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-8, File No. 333-197284, and incorporated herein by reference).
3.2	Certificate of Amendment of the Certificate of Incorporation of the Company, effective August 1, 2005 (filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, File No. 000-25890, dated March 16, 2006, and incorporated herein by reference).
3.3	Amended and Restated Bylaws of the Company (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-8, File No. 333-197284, and incorporated herein by reference).
3.4	Amendment to Amended and Restated Bylaws of the Company dated November 1, 2007 (filed as Exhibit 3.1 to the Company's Report on Form 8-K, File No. 001-32961, dated November 1, 2007, and incorporated herein by reference).
4.1	Form of Stock Certificate of Common Stock of the Company (filed as Exhibit 4.1 to the Company's Annual Report Form 10-K for the year ended December 31, 1998, File No. 000-25890, dated March 4, 1999, and incorporated herein by reference).
4.2	Employee Stock Investment Plan (filed as Exhibit 4.4 to the Company's Report on Form S-8, File No. 000-333-62148, dated June 1, 2001, and incorporated herein by reference).
4.3	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.3 to the Company's Annual Report Form 10-K for the year ended December 31, 2019, File No. 001-32961, dated February 26, 2020, and incorporated herein by reference).
10.1†	2002 Stock Incentive Plan (filed as Appendix A to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, File No. 000-25890, dated April 1, 2002, and incorporated herein by reference).
10.2†	CBIZ, Inc. 2002 Amended and Restated Stock Incentive Plan (Amended and Restated as of May 12, 2011), (filed as Exhibit 10.1 to the Company's Report on Form 10-Q, File No. 001-32961, dated August 9, 2011, and incorporated herein by reference).
10.3†	2014 Stock Incentive Plan and 2002 Amended and Restated Stock Incentive Plan (filed as Exhibit 4.2 to Form S-8, dated July 7, 2014, and incorporated herein by reference).

Exhibit No.	Description
10.4†	Consulting Agreement by and between the Company and Steven L. Gerard, dated March 9, 2016 (filed as Exhibit 10.1 to the Company's Report on Form 10-Q, File No. 001-32961, dated March 3, 2016, and incorporated herein by reference).
10.5†	Employment Agreement by and between the Company and Jerome P. Grisko, Jr., dated September 1, 2016 (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-32961, dated September 8, 2016, and incorporated herein by reference).
10.6†	Amended and Restated Employment Agreement by and between the Company and Ware H. Grove, dated March 30, 2017 (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-32961, dated April 4, 2017, and incorporated herein by reference).
10.7	Loan Agreement dated as of August 16, 2018 by and among CBIZ Benefits and Insurance, Inc. and The Huntington Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on November 1, 2018, and incorporated herein by reference).
10.8	Second Amended and Restated Credit Agreement, dated May 4,2022, by and among CBIZ Operations, Inc., CBIZ, Inc., and Bank of America, N.A., as administrative agent, and the other financial institutions from time to time party thereto (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-32961, on May 6, 2022, and incorporated herein by reference).
10.9†	2019 CBIZ, Inc. Omnibus Incentive Plan (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8, File No. 333-197284, and incorporated herein by reference).
10.10	First Amendment to Loan Agreement, dated August 8, 2019, by and among CBIZ Benefit and Insurance, Inc. and the Huntington National Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on November 1, 2019, and incorporated herein by reference).
10.11	Second Amendment to Loan Agreement, dated August 6, 2020, by and among CBIZ Benefit and Insurance, Inc. and the Huntington National Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on November 1, 2020, and incorporated herein by reference).
10.12	Third Amendment to Loan Agreement, dated August 5, 2021, by and among CBIZ Benefit and Insurance, Inc. and the Huntington National Bank (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-32961, on October 29, 2021, and incorporated herein by reference).
10.13*	Fourth Amendment to Loan Agreement, dated August 1, 2022, by and among CBIZ Benefit and Insurance, Inc. and the Huntington National Bank.
10.14	Purchase Agreement, dated January 6, 2022, among CBIZ, Inc., CBIZ Acquisition 42, LLC, Marks Paneth LLP and all of the individuals who are equity partners of Marks Paneth (filed as Exhibit 2.1 to the Company's Report on Form 8-K, File No. 001-32961, dated January 10, 2022, and incorporated herein by reference).
21.1*	List of Subsidiaries of CBIZ, Inc.
23*	Consent of KPMG LLP
24*	Powers of attorney (included on the signature page hereto).
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
32.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Exhibit 101 attachments)*

* Indicates documents filed herewith.

** Indicates documents furnished herewith.

† Management contract or compensatory plan contract or arrangement filed pursuant to Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBIZ, INC.
(REGISTRANT)

By /s/ WARE H. GROVE

Ware H. Grove
Chief Financial Officer
February 24, 2023

KNOW ALL MEN AND WOMEN BY THESE PRESENTS that each person whose signature appears below on this Annual Report hereby constitutes and appoints Jerome P. Grisko, Jr. and Ware H. Grove, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution for him and her and his and her name, place and stead, in all capacities (until revoked in writing), to sign any and all amendments to this Annual Report of CBIZ, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that each attorney-in- fact and agent, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated above.

Signature	Title	Date
/s/ JEROME P. GRISKO, JR. Jerome P. Grisko, Jr.	President & Chief Executive Officer, Director (Principal Executive Officer)	February 24, 2023
/s/ WARE H. GROVE Ware H. Grove	Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2023
/s/ RICK L. BURDICK Rick L. Burdick	Chairman	February 24, 2023
/s/ MICHAEL H. DE GROOTE Michael H. DeGroote	Director	February 24, 2023
/s/ JOSEPH S. DI MARTINO Joseph S. DiMartino	Director	February 24, 2023
/s/ GINA D. FRANCE Gina D. France	Director	February 24, 2023
/s/ SHERRILL W. HUDSON Sherrill W. Hudson	Director	February 24, 2023
/s/ TODD J. SLOTKIN Todd J. Slotkin	Director	February 24, 2023

Signature	Title	Date
/s/ A. HAAG SHERMAN	Director	February 24, 2023
A. Haag Sherman		
/s/ RICHARD T. MARABITO	Director	February 24, 2023
Richard T. Marabito		
/s/ BENAREE PRATT WILEY	Director	February 24, 2023
Benaree Pratt Wiley		
/s/ RODNEY A. YOUNG	Director	February 24, 2023
Rodney A. Young		

CBIZ, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CBIZ, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of CBIZ, Inc. and subsidiaries (the Company) as of December 31, 2022 and December 31, 2021, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Marks Paneth LLP and Stinnett & Associates, LLC during 2022, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, Marks Paneth LLP and Stinnett & Associates, LLC's internal control over financial reporting associated with total assets of $95.4 million and total revenues of $148.1 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Marks Paneth LLP and Stinnett & Associates, LLC.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of losses on certain trade accounts receivable

As discussed in Note 1 to the consolidated financial statements, the Company maintains an allowance for doubtful accounts for estimated losses on trade accounts receivable. As of December 31, 2022, the allowance for doubtful accounts was $20.8 million, a portion of which related to the Financial Services practice group. The allowance for doubtful accounts is recorded based on the Company's historical experience, client credit-worthiness, age of receivables, and economic trends and conditions.

We have identified the evaluation of the Company's estimation of losses related to trade accounts receivable of the Financial Services practice group as a critical audit matter. A high degree of subjective auditor judgment was required to assess the assumptions used in estimating losses related to trade accounts receivable. The assumptions included the probability of the Company's collection of receivables based on historical experience and the consideration of economic conditions that may affect the ability of clients to pay.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to develop the assumptions used to estimate losses related to trade accounts receivable. On a total and per unit basis, we calculated certain key performance indicators using the allowance for doubtful accounts and compared them to our established expectations based on the Company's historical experience. For any results which were outside the established expectations, we performed the following additional procedures to evaluate the reasonableness of the allowance for doubtful accounts determined by the Company:

- we inquired of relevant Company personnel

- we evaluated the Company's cash collections, historical trends, and age of receivables

- we evaluated industry, economic, and other external factors as applicable

- we inspected relevant underlying documents, including contractual documents with clients.

/s/ KPMG LLP
We have served as the Company's auditor since 1996.

Cleveland, Ohio
February 24, 2023

CBIZ, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(In thousands, except per share data)

	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,697	$ 1,997
Restricted cash	28,487	30,383
Accounts receivable, net	334,498	242,168
Other current assets	29,431	19,217
Current assets before funds held for clients	397,113	293,765
Funds held for clients	171,313	157,909
Total current assets	568,426	451,674
Non-current assets:		
Property and equipment, net	45,184	43,423
Goodwill and other intangible assets, net	951,702	840,783
Assets of deferred compensation plan	118,862	136,321
Right-of-use asset, net	184,043	151,145
Other non-current assets	10,907	4,588
Total non-current assets	1,310,698	1,176,260
Total assets	$1,879,124	$1,627,934
LIABILITIES		
Current liabilities:		
Accounts payable	$ 80,725	$ 65,757
Income taxes payable	1,607	1,671
Accrued personnel costs	130,456	114,032
Contingent purchase price liability	63,262	34,373
Lease liability	36,358	30,586
Other current liabilities	26,532	18,755
Current liabilities before client fund obligations	338,940	265,174
Client fund obligations	173,467	158,115
Total current liabilities	512,407	423,289
Non-current liabilities:		
Bank debt	265,700	155,300
Debt issuance costs	(2,046)	(449)
Total long-term debt	263,654	154,851
Income taxes payable	2,211	1,727
Deferred income taxes, net	24,763	15,440
Deferred compensation plan obligations	118,862	136,321
Contingent purchase price liability	68,748	44,766
Lease liability	174,454	145,808
Other non-current liabilities	573	1,184
Total non-current liabilities	653,265	500,097
Total liabilities	1,165,672	923,386
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01 per share; shares authorized 250,000; shares issued 136,295 and 135,187; shares outstanding 50,180 and 52,038	1,363	1,352
Additional paid-in capital	799,147	770,117
Retained earnings	734,116	628,762
Treasury stock, 86,115 and 83,149 shares	(824,778)	(694,716)
Accumulated other comprehensive income (loss)	3,604	(967)
Total stockholders' equity	713,452	704,548
Total liabilities and stockholders' equity	$1,879,124	$1,627,934

See the accompanying notes to the consolidated financial statements

CBIZ, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(In thousands, except per share data)

	2022	2021	2020
Revenue	$1,411,979	$1,104,925	$963,897
Operating expenses	1,188,612	945,635	825,351
Gross margin	223,367	159,290	138,546
Corporate general and administrative expenses	55,023	56,150	46,066
Legal settlement, net	—	30,468	—
Operating income	168,344	72,672	92,480
Other (expense) income:			
Interest expense	(8,039)	(3,868)	(4,983)
Gain (loss) on sale of operations, net	413	5,995	(509)
Other (expense) income, net	(19,225)	18,241	16,500
Total other (expense) income, net	(26,851)	20,368	11,008
Income from continuing operations before income tax expense	141,493	93,040	103,488
Income tax expense	36,121	22,129	25,141
Income from continuing operations	105,372	70,911	78,347
Loss from operations of discontinued operations, net of tax	(18)	(24)	(48)
Net income	$ 105,354	$ 70,887	$ 78,299
Earnings (loss) per share:			
Basic:			
Continuing operations	$ 2.05	$ 1.35	$ 1.44
Discontinued operations	—	—	—
Net income	$ 2.05	$ 1.35	$ 1.44
Diluted:			
Continuing operations	$ 2.01	$ 1.32	$ 1.42
Discontinued operations	—	—	(0.01)
Net income	$ 2.01	$ 1.32	$ 1.41
Basic weighted average common shares outstanding	51,502	52,637	54,288
Diluted weighted average common shares outstanding	52,388	53,723	55,359
Comprehensive income:			
Net income	$ 105,354	$ 70,887	$ 78,299
Other comprehensive income (loss):			
Net unrealized loss on available-for-sale securities, net of income tax benefit of $520, $179 and $14	(1,391)	(478)	(42)
Net unrealized gain (loss) on interest rate swaps, net of income tax expense (benefit) of $1,965, $577 and $(494)	5,986	1,799	(1,525)
Foreign currency translation	(24)	(19)	(22)
Total other comprehensive income (loss)	4,571	1,302	(1,589)
Total comprehensive income	$ 109,925	$ 72,189	$ 76,710

See the accompanying notes to the consolidated financial statements

CBIZ, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands)

	Issued Common Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Totals
December 31, 2019	133,056	77,637	$1,331	$714,704	$479,576	$(535,693)	$ (680)	$ 659,238
Net income	—	—	—	—	78,299	—	—	78,299
Other comprehensive loss	—	—	—	—	—	—	(1,589)	(1,589)
Share repurchases	—	2,311	—	—	—	(57,564)	—	(57,564)
Indirect repurchase of shares for minimum tax withholding	—	97	—	—	—	(2,040)	—	(2,040)
Restricted stock units and awards	25	—	—	—	—	—	—	—
Stock options exercised	634	—	6	6,480	—	—	—	6,486
Share-based compensation	—	—	—	8,869	—	—	—	8,869
Business acquisitions	429	—	4	10,917	—	—	—	10,921
December 31, 2020	134,144	80,045	1,341	740,970	557,875	(595,297)	(2,269)	702,620
Net income	—	—	—	—	70,887	—	—	70,887
Other comprehensive income	—	—	—	—	—	—	1,302	1,302
Share repurchases	—	3,012	—	—	—	(96,382)	—	(96,382)
Indirect repurchase of shares for minimum tax withholding	—	92	—	—	—	(3,037)	—	(3,037)
Restricted stock units and awards	80	—	1	(1)	—	—	—	—
Stock options exercised	647	—	7	7,304	—	—	—	7,311
Share-based compensation	—	—	—	11,407	—	—	—	11,407
Business acquisitions	316	—	3	10,437	—	—	—	10,440
December 31, 2021	135,187	83,149	1,352	770,117	628,762	(694,716)	(967)	704,548
Net income	—	—	—	—	105,354	—	—	105,354
Other comprehensive income	—	—	—	—	—	—	4,571	4,571
Share repurchases	—	2,778	—	—	—	(122,773)	—	(122,773)
Indirect repurchase of shares for minimum tax withholding	—	188	—	—	—	(7,289)	—	(7,289)
Restricted stock units and awards	120	—	1	(1)	—	—	—	—
Performance share units	211		2	(2)				—
Stock options exercised	670	—	7	10,028	—	—	—	10,035
Share-based compensation	—	—	—	14,689	—	—	—	14,689
Business acquisitions	107	—	1	4,316	—	—	—	4,317
December 31, 2022	**136,295**	**86,115**	**$1,363**	**$799,147**	**$734,116**	**$(824,778)**	**$ 3,604**	**$ 713,452**

See the accompanying notes to the consolidated financial statements

CBIZ, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 105,354	$ 70,887	$ 78,299
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) loss on sale of operations, net of tax	(413)	(5,995)	509
Depreciation and amortization expense	32,895	27,078	23,139
Bad debt expense, net of recoveries	1,173	3,054	4,409
Adjustment to contingent earnout liability, net	2,435	2,367	(629)
Deferred income taxes	13,877	9,234	(770)
Stock-based compensation expense	14,689	11,407	8,869
Other, net	(1,817)	(126)	485
Changes in assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable, net	(61,106)	(17,040)	6,714
Other assets	(11,855)	3,474	1,472
Accounts payable	14,363	3,312	(8,800)
Income taxes payable	(5,578)	(4,108)	(236)
Accrued personnel costs	24,009	24,525	19,788
Other liabilities	(1,876)	3,109	13,667
Net cash provided by continuing operations	126,150	131,178	146,916
Operating cash flows used in discontinued operations	(18)	(24)	(71)
Net cash provided by operating activities	126,132	131,154	146,845
Cash flows from investing activities:			
Business acquisitions and purchases of client lists, net of cash acquired	(79,141)	(66,734)	(71,430)
Purchases of client fund investments	(19,771)	(26,980)	(3,447)
Proceeds from the sales and maturities of client fund investments	12,400	14,877	37,487
Proceeds from sales of assets and divested operations	3,022	9,710	711
Additions to property and equipment	(8,641)	(8,984)	(11,576)
Other, net	(6,987)	(3,899)	1,849
Net cash used in investing activities	(99,118)	(82,010)	(46,406)
Cash flows from financing activities:			
Proceeds from bank debt	824,900	852,100	592,354
Payment of bank debt	(714,500)	(804,800)	(589,854)
Payment for acquisition of treasury stock	(122,538)	(97,450)	(56,496)
Indirect repurchase of shares for minimum tax withholding	(7,289)	(3,037)	(2,040)
Changes in client funds obligations	15,352	(8,874)	(13,747)
Payment of contingent consideration of acquisitions	(21,231)	(14,084)	(12,859)
Proceeds from exercise of stock options	10,035	7,311	6,486
Other, net	(2,072)	(171)	(453)
Net cash used in financing activities	(17,343)	(69,005)	(76,609)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,671	(19,861)	23,830
Cash, cash equivalents and restricted cash at beginning of year	150,474	170,335	146,505
Cash, cash equivalents and restricted cash at end of year	$ 160,145	$ 150,474	$ 170,335
Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets			
Cash and cash equivalents	$ 4,697	$ 1,997	$ 4,652
Restricted cash	28,487	30,383	23,951
Cash equivalents included in funds held for clients	126,961	118,094	141,732
Cash, cash equivalents and restricted cash at end of year	$ 160,145	$ 150,474	$ 170,335
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 7,421	$ 3,350	$ 4,739
Cash paid for income taxes, net of income tax refunds	$ 27,815	$ 16,998	$ 25,939

See the accompanying notes to the consolidated financial statements

NOTE 1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Selected Terms Used in Notes to Consolidated Financial Statements

ASA — Administrative Service Agreement.

ASC — Accounting Standards Codification.

ASU — Accounting Standards Update.

CPA firm — Certified Public Accounting firm.

FASB — The Financial Accounting Standards Board.

GAAP — United States Generally Accepted Accounting Principles.

LIBOR — London Interbank Offered Rate.

SOFR — The Secured Overnight Financing Rate.

New Lease Standard — ASC Topic 842, Leases

ROU — Right of Use.

SEC — United States Securities & Exchange Commission.

Organization — CBIZ, Inc. is a leading provider of financial, insurance and advisory services to businesses throughout the United States and parts of Canada. Acting through its subsidiaries, it has been serving small and medium-sized businesses, as well as individuals, governmental entities, and not-for-profit enterprises. CBIZ, Inc. manages and reports its operations along three practice groups: Financial Services, Benefits and Insurance Services and National Practices. A further description of products and services offered by each of the practice groups is provided in Note 19, Segment Disclosures, to the accompanying consolidated financial statements.

Basis of Presentation — The accompanying consolidated financial statements reflect the operations of CBIZ, Inc. and all of its wholly-owned subsidiaries ("CBIZ," the "Company," "we," "us" or "our"), after elimination of all intercompany accounts and transactions. We have prepared the accompanying consolidated financial statements in accordance with GAAP and pursuant to the rules and regulations of the SEC.

We have determined that our relationship with certain CPA firms with whom we maintain ASAs qualify as variable interest entities. The accompanying consolidated financial statements do not reflect the operations or accounts of variable interest entities as the impact is not material to our consolidated financial condition, results of operations or cash flows.

Fees earned by us under the ASAs are recorded at net realizable value as a component of "Revenue" in the accompanying Consolidated Statements of Comprehensive Income and were approximately $235.4 million, $174.8 million and $159.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, the majority of which was related to services rendered to privately-held clients. In the event that accounts receivable and unbilled work in process become uncollectible by the CPA firms, the service fee due to us is typically reduced on a proportional basis. Although the ASAs do not constitute control, we are one of the beneficiaries of the agreements and may bear certain economic risks. Refer to Note 17, Related Parties, for further discussion regarding the ASAs.

In 2021, CBIZ formed a grantor trust (the "Trust") with Wilmington Savings Funds Society, FSB, a Federal savings bank, serving as trustee. The Trust holds the majority of the funds provided by CBIZ's clients for payroll processing pending remittance to employees of those clients, tax authorities, and other payees. CBIZ is the sole beneficial owner of the Trust. The Trust is considered a variable interest entity in accordance with ASC 810, Consolidation. CBIZ has both the power to direct the activities that most significantly impact the economic performance of the Trust (including the power to make all investment decisions for the Trust) and the right to receive benefits that could potentially be significant to the Trust (in the form of investment returns). As a result, CBIZ consolidates the Trust in its condensed consolidated financial statements.

Certain prior period amounts have been reclassified to conform to current year's presentation.

Significant Accounting Policies — We consider the following policies to be beneficial in understanding the judgments that are involved in the preparation of our consolidated financial statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

Use of Estimates — The preparation of consolidated financial statements in conformity with GAAP and pursuant to the rules and regulations of the SEC requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management's estimates and assumptions are derived from and are continually evaluated based upon available information, judgment and experience. Actual results may differ materially from these estimates.

Revenue Recognition — We account for revenue in accordance with Topic 606, Revenue from Contracts with Customers. We recognize revenue based on the five-step model; (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the contract price; (iv) allocate the transaction price; and (v) recognize revenue as each performance obligation is satisfied. If we determine that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met. For further information on our various streams of revenue, refer to Note 2, Revenue, to the accompanying consolidated financial statements.

Operating Expenses — Operating expenses represent costs of service and other costs incurred to operate our business units and are primarily comprised of personnel costs and occupancy related expenses. Personnel costs include (i) salaries and benefits; (ii) commissions paid to producers; (iii) incentive compensation; and (iv) share-based compensation. Incentive compensation costs and share-based compensation are estimated and accrued. The final determination of incentive compensation is made after year-end results are finalized. The largest components of occupancy costs are rent expense and utilities. Base rent expense is recognized over respective lease terms, while utilities and common area maintenance charges are recognized as incurred.

Share-Based Compensation — The measurement of all share-based compensation arrangements is based on their respective grant date fair value. The grant date fair value of stock options is based on the Black-Scholes-Merton pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk- free interest rate and the expected dividend yield. The grant date fair value of restricted stock awards and restricted stock units is based on the closing price of the underlying stock on the date of issuance. The grant date fair value of the performance share units is based on the closing price of the underlying stock on the date of issuance and recorded based on achievement of target performance metrics. The expense related to stock options, restricted stock awards, and restricted stock units is recognized over the requisite service period which is generally three to four years. The expense related to performance share units is recorded over the three-year performance period based on the fair value on the grant date and adjusted each reporting period for the achievement of the performance metrics, based on our best estimate using available information.

Share-based compensation expense is recorded in the accompanying Consolidated Statements of Comprehensive Income as "Operating expenses" or "Corporate general and administrative expenses," depending on where the respective individual's compensation is recorded. For additional discussion regarding share-based awards, refer to Note 14, Employee Share Plans, to the accompanying consolidated financial statements.

Operating Leases — We determine if a contract is a lease at inception. We have leases for office space and facilities, automobiles, and certain information technology equipment. Certain of these leases include options to extend the lease and some include options to terminate the lease early. Effective January 1, 2019, we adopted the New Lease Standard using the modified retrospective method of applying the new standard at the adoption date. As an accounting policy election, we elected not to apply the recognition requirements under the New Lease Standards to short term leases (a lease at commencement date that has a lease term of 12 months or less and does not contain a purchase option that we are reasonably certain to exercise). The ROU assets and lease liabilities are recognized as of the commencement date based on the present value of the lease payments over the lease term. The discount rate utilized for the measurement purpose is based on our secured fixed rate to borrow over a comparable term for the lease because the rate implicit in the lease is not determinable. The lease term may include the options to extend or terminate the lease when it is reasonably certain that we will exercise the applicable option. Related rent expense under such leases is recognized evenly throughout the term of the lease when the total lease commitment is a known amount, and recorded on an as incurred basis when future rent payment increases under the obligation are unknown due to rent escalations being tied to factors that are not currently measurable (such as increases in the consumer price index). Differences between rent expense recognized and the cash payments required under these leases are recorded as a component of "Operating lease liability" in the Non-current liabilities section of the accompanying Consolidated Balance Sheets. We may receive incentives to lease office facilities in certain areas. Such incentives are recorded as a change in lease payments and may require us to remeasure the lease liability to reflect the change in lease payments.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash on hand and investments with an original maturity of three months or less when purchased.

Restricted Cash — Restricted cash consists of funds held by us in relation to our capital and investment advisory services as those funds are restricted in accordance with applicable Financial Industry Regulatory Authority regulations. Restricted cash also consists of funds on deposit from clients in connection with the pass-through of insurance premiums to the carrier with the related liability for these funds recorded in "Accounts payable" in the accompanying Consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable, less allowances for doubtful accounts, reflects the net realizable value of receivables and approximates fair value. Unbilled revenues are recorded at estimated net realizable value. Assessing the collectability of receivables (billed and unbilled) requires management judgment based on a combination of factors. When evaluating the adequacy of the allowance for doubtful accounts and the overall probability of collecting on receivables, we analyze historical experience, client credit-worthiness, the age of the trade receivable balances, current economic conditions that may affect a client's ability to pay and current and projected economic trends and conditions at the balance sheet date. At December 31, 2022 and 2021, the allowance for doubtful accounts was $20.8 million and $16.2 million, respectively, in the accompanying Consolidated Balance Sheets.

Funds Held for Clients and Client Fund Obligations — Services provided by our payroll operations include the preparation of payroll checks, federal, state, and local payroll tax returns, and flexible spending account administration. In relation to these services, as well as other similar service offerings, we collect funds from our clients' accounts in advance of paying client obligations. These funds, collected before they are due, are segregated and invested in accordance with our investment policy, which requires all investments carry an investment grade rating at the time of initial investment. These investments, primarily consisting of corporate and municipal bonds and U.S. treasury bills, are classified as available-for-sale and are included in the "Funds held for clients" line item on the accompanying Consolidated Balance Sheets. The underlying obligation is recorded as "Client fund obligations" on the Consolidated Balance Sheets. The balances in these accounts fluctuate with the timing of cash receipts and the related cash payments and may vary significantly during the year based on the timing of client's payroll periods. Other than certain federal and state regulations pertaining to flexible spending account administration, there are no regulatory or other contractual restrictions placed on these funds. Refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements for further discussion of investments related to funds held for clients.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	25 to 40 years
Furniture and fixtures	5 to 10 years
Capitalized software	3 to 5 years
Equipment	3 to 7 years

Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the remaining respective lease term. The cost of software purchased or developed for internal use is capitalized and amortized using the straight-line method over an estimated useful life not to exceed five years. We periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, we would recognize a loss for the difference.

Goodwill and Other Intangible Assets — Goodwill represents the excess of the purchase price of the acquired businesses and the related fair value of the net assets acquired. At December 31, 2022, the carrying value of goodwill totaled $819.9 million, compared to total assets of $1.9 billion and total shareholders' equity of $713.5 million. Intangible assets consist of identifiable intangibles other than goodwill. Identifiable intangible assets other than goodwill include client lists and non-compete agreements which require significant judgments in determining the fair value. We carry client lists and non-compete agreements at cost, less accumulated amortization, in the accompanying Consolidated Balance Sheets.

Goodwill is reviewed for impairment annually during the fourth quarter or more frequently in the event of an impairment indicator. We are required to consider whether it is more likely than not (defined as a likelihood of more than 50%) that the fair value of each reporting unit has fallen below its carrying value, thus requiring us to perform an interim goodwill impairment test. Intangible assets with definite lives, such as client lists and non-compete agreements, are amortized using the straight-line method over their estimated useful lives (generally ranging from three to fifteen years). We review these assets for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. Recoverability is assessed based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value determined by a discounted cash flow analysis or market comparable method.

The goodwill impairment test is performed at a reporting unit level. A reporting unit is an operating segment of a business or one level below an operating segment. At December 31, 2022, we had five reporting units. We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. Under the qualitative assessment, we are not required to calculate the fair value of a reporting unit unless we determine that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured. Any such impairment charge would reduce earnings and could be material.

After considering changes to assumptions used in our most recent quantitative testing for each reporting unit, including the capital market environment, economic and market conditions, industry competition and trends, our weighted average cost of capital, changes in management and key personnel, the price of our common stock, changes in our results of operations, the magnitude of the excess of fair value over the carrying amount of each reporting unit as determined in our most recent quantitative testing, and other factors, we concluded that it was more likely than not that the fair values of each of our reporting units exceeded their respective carrying values and, therefore, did not perform a quantitative impairment analysis. For further information regarding our goodwill balances, refer to Note 5, Goodwill and Other Intangible Assets, net, to the accompanying consolidated financial statements.

Income Taxes — Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently payable and deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating losses and tax credit carryforwards. State income tax credits are accounted for using the flow-through method.

A valuation allowance is provided when it is more-likely-than-not that all or some portion of a deferred tax asset will not be realized. We determine valuation allowances based on all available evidence. Such evidence includes historical results, the reversal of deferred tax liabilities, expectations of future consolidated and/or separate company profitability and the feasibility of tax-planning strategies. Determining valuation allowances includes significant judgment by management, and different judgments could yield different results.

Accounting for uncertain tax positions requires a more-likely-than-not threshold for recognition in the consolidated financial statements. We recognize a tax benefit based on whether it is more-likely-than-not that a tax position will be sustained. We record a liability to the extent that a tax position taken or expected to be taken on a tax return exceeds the amount recognized in the consolidated financial statements.

Business Combinations — We recognize and measure identifiable tangible and intangible assets acquired and liabilities assumed as of the acquisition date at fair value. Fair value measurements require extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. The operating results of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Contingent Purchase Price Liabilities — Contingent purchase price liabilities consisting of cash payments and common stock issuances result from our business acquisitions and are recorded at fair value at the time of acquisition as "Contingent purchase price liability — current" and "Contingent purchase price liability — non-current" in the accompanying Consolidated Balance Sheets. We estimate the fair value of our contingent purchase price liabilities using a probability-weighted discounted cash flow model. We probability weight risk-adjusted estimates of future performance of acquired businesses, then calculate the contingent purchase price based on the estimates and discount them to present value representing management's best estimate of fair value. The fair value of the contingent purchase price liabilities, which is considered a Level 3 unobservable input, is reassessed on a quarterly basis based on assumptions provided by practice group leaders and business unit controllers together with our corporate finance department. Any change in the fair value estimate, including the revaluation of common stock, is recorded in the earnings of that period. For the years ended December 31, 2022, 2021 and 2020, we recorded other (expense) income of ($2.4) million, ($2.4) million and $0.6 million, respectively, related to net changes in the fair value of contingent consideration.

Refer to Note 7, Fair Value Measurements, and Note 18, Business Combinations, for further discussion of our contingent purchase price liabilities and acquisitions.

Interest Rate Derivative Instruments — We maintain interest rate swaps that are designated as cash flow hedges to manage the market risk from changes in interest rates on our floating-rate debt under our $600.0 million unsecured credit facility, by and among CBIZ Operations, Inc., CBIZ, Inc. and Bank of America, N.A., as administrative agent and bank, and other participating banks. The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we reflect the change in fair value of the derivative instrument. A derivative qualifies for hedge accounting treatment if, at inception, it meets defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

We utilize derivative instruments to manage interest rate risk associated with our floating-rate debt under the credit facility. Interest rate swap contracts mitigate the risk associated with the underlying hedged item. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss, net of tax, to the extent effective, and reclassified to interest expense in the same period during which the hedged transaction affects earnings. For further discussion regarding derivative financial instruments, refer to Note 6, Financial Instruments, to the accompanying consolidated financial statements.

Recent Accounting Pronouncements — The FASB ASC is the sole source of authoritative GAAP other than the SEC issued rules and regulations that apply only to SEC registrants. The FASB issues an ASU to communicate changes to the FASB codification. We assess and review the impact of all ASUs. ASUs not listed below were reviewed and determined to be either not applicable or are not expected to have a material impact on the consolidated financial statements.

Accounting Standards Adopted in 2022

Reference Rate Reform: In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU are effective for all entities through December 31, 2022.

Subsequently, in January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, which provides optional temporary guidance for entities transitioning away from the LIBOR and other interbank offered rates to new reference rates so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions within Topic 848. This ASU clarifies that the derivative instruments affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions provided in Topic 848. ASU 2021-01 is effective immediately for all entities. Entities may elect to apply the amendments on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final update, up to the date that financial statements are available to be issued. The amendments provided in this ASU do not apply to contract modifications made, as well as new hedging relationships entered into, after December 31, 2022, and to existing hedging relationships evaluated for effectiveness for periods after December 31, 2022, except for certain hedging relationships existing as of December 31, 2022, that apply certain optional expedients in which the accounting effects are recorded through the end of the hedging relationship.

On May 4, 2022, we entered into a Second Amended and Restated Credit Agreement (the "2022 credit facility" or the "credit facility"), by and among CBIZ Operations, Inc. ("CBIZ Operations"), and Bank of America, N.A., as administrative agent, and other financial institutions. The 2022 credit facility amends the Amended and Restated Credit Agreement, dated as of April 3, 2018 (the "2018 credit facility"). Among other things, the 2022 Credit Facility amends the base interest rate from LIBOR to term SOFR. Consequently, we amended the interest rate swap agreements with respect to the existing swaps. Effective May 16, 2022, the scheduled reset date, the interest rate of the swaps was set to one month term SOFR to align the swaps to term SOFR in the 2022 credit facility. No other terms under the swap agreements were amended. As a result, we early adopted ASC Topic 848, Reference Rate Reform. This adoption had immaterial impact on our consolidated financial statements. Refer to Note 9, Debt and Financing Arrangements, and Note 6, Financial Instruments, for further discussion of the transaction.

NOTE 2.   REVENUE

The following tables disaggregate our revenue by source (in thousands):

	For the Year Ended December 31, 2022			
	Financial Services	Benefits and Insurance Services	National Practices	Consolidated
Accounting, tax, advisory and consulting	$1,010,068	$ —	$ —	$1,010,068
Core Benefits and Insurance Services	—	342,063	—	342,063
Non-core Benefits and Insurance Services	—	15,944	—	15,944
Managed networking, hardware services	—	—	33,503	33,503
National Practices consulting	—	—	10,401	10,401
Total revenue	**$1,010,068**	**$358,007**	**$43,904**	**$1,411,979**

	For the Year Ended December 31, 2021			
	Financial Services	Benefits and Insurance Services	National Practices	Consolidated
Accounting, tax, advisory and consulting	$734,026	$ —	$ —	$ 734,026
Core Benefits and Insurance Services	—	319,684	—	319,684
Non-core Benefits and Insurance Services	—	12,639	—	12,639
Managed networking, hardware services	—	—	28,456	28,456
National Practices consulting	—	—	10,120	10,120
Total revenue	**$734,026**	**$332,323**	**$38,576**	**$1,104,925**

	For the Year Ended December 31, 2020			
	Financial Services	Benefits and Insurance Services	National Practices	Consolidated
Accounting, tax, advisory and consulting	$629,778	$ —	$ —	$629,778
Core Benefits and Insurance Services	—	286,361	—	286,361
Non-core Benefits and Insurance Services	—	11,397	—	11,397
Managed networking, hardware services	—	—	26,458	26,458
National Practices consulting	—	—	9,903	9,903
Total revenue	**$629,778**	**$297,758**	**$36,361**	**$963,897**

Financial Services

Revenue primarily consists of professional service fees derived from traditional accounting services, tax return preparation, administrative services, financial and risk advisory, consulting and valuation services. Clients are billed for these services based upon a fixed-fee, an hourly rate, or an outcome-based fee. Time related to the performance of all services is maintained in a time and billing system.

Revenue for fixed-fee arrangements is recognized over time with the performance obligation measured in hours worked and anticipated realization. Anticipated realization is defined as the fixed fee divided by the product of the hours anticipated to complete a performance obligation and the standard billing rate. Anticipated realization rates are applied to hours charged to a contract when recognizing revenue. At the end of each reporting period, we evaluate the work performed to date to ensure that the amount of revenue recognized in each reporting period for the client arrangement is equal to the performance obligations met.

Time and expense arrangement revenue is recognized over time with progress measured towards completion with value being transferred through our hourly fee arrangement at expected net realizable rates per hour, plus agreed-upon out-of-pocket expenses. The cumulative impact on any subsequent revision in the estimated realizable value of unbilled fees for a particular client project is reflected in the period in which the change becomes known.

Prior to recognizing revenue for outcome-based arrangement, we estimate the transaction price, including variable consideration that is subject to a constraint based on risks specific to the arrangement. We evaluate the estimate in each reporting period and recognize revenue to the extent it is probable that a significant reversal of revenue will not occur. Revenue is recognized when the constraint is lifted at a point in time when the value is determined and verified by a third party.

Benefits and Insurance Services

Benefits and Insurance Services provides brokerage and consulting along lines of service which include group health benefits consulting and brokerage, property and casualty brokerage, retirement plan advisory, payroll, human capital management, actuarial, life insurance and other related services. Revenue consists primarily of fee income for administering health and retirement plans and brokerage commissions. Revenue also includes investment income related to client payroll funds that are held in CBIZ accounts, as is industry practice. We pay commissions monthly and require the recipient of the commission to be employed as of the end of the month in which the commissions are earned (as opposed to at the time of actual payment). Failure to remain employed at the date the commission is payable results in the forfeiture of commissions that would otherwise be due. Therefore, we have determined that the requirement of continued employment is substantive and accordingly, do not consider the commissions to be incremental costs of obtaining the customer contract and consequently a contract acquisition cost is not recognized for those commissions.

Revenue related to group health benefits consulting consists of (i) commissions, (ii) fee income which can be fixed or variable based on a price per participant and (iii) contingent revenue.

- Commission revenue and fee income are recognized over the contract period as these services are provided to clients continuously throughout the term of the arrangement. Our customers benefit from each month of service on its own and although volume and the number of participants may differ month to month, our obligation to perform substantially remains the same.

- Contingent revenue arrangements are related to carrier-based performance targets. Due to the uncertainty of the outcome and the probability that a change in estimate would result in a significant reversal of revenue, we have applied a constraint on recording contingent revenue. Revenue is recognized when the constraint has been lifted which is the earlier of written notification from a carrier that the target has been achieved or cash collection. Contingent revenue is not a significant revenue stream to our consolidated financial position or results of operations.

Revenue related to property and casualty consists of (i) commissions and (ii) contingent revenue.

- Commissions relating to agency billing arrangements (pursuant to which we bill the insured, collect the funds and forward the premium to the insurance carrier less our commission) and direct billing arrangements (pursuant to which the insurance carrier bills the insured directly and forwards the commission to us) are both recognized on the effective date of the policy. Commission revenue is reported net of reserves for estimated policy cancellations and terminations. The cancellation and termination reserve is based upon estimates and assumptions using historical cancellation and termination experience and other current factors to project future experience.

- Contingent revenue arrangements related to carrier-based performance targets include claim loss experience and other factors. Due to the uncertainty of the outcome and the probability that a change in estimate would result in a significant reversal of revenue, we have applied a constraint on recording contingent revenue. Revenue is recognized when the constraint has been lifted which is the earlier of written notification from a carrier that the target has been achieved or cash collection. Contingent revenue is not a significant revenue stream to our consolidated financial position or results of operations.

Revenue related to retirement plan services consist of advisory, third party administration and actuarial services.

- Advisory revenue is either (i) based on the value of assets under management, as provided by a third party, multiplied by an agreed upon rate, (ii) fee based, or (iii) a combination of fixed fee and value of assets under management. Advisory services revenue, derived from the value of assets under management, is calculated monthly or quarterly based on the estimated value of assets under management, as it is earned over the duration of the reporting period and relates to performance obligations satisfied during that period. The variability related to the estimated asset values used to recognize revenue during the reporting period is resolved and the amount of related revenue recognized is adjusted when the actual value of assets under management is known. Fee based Advisory revenue is recognized over the contract period as these services are provided to clients continuously throughout the term of the arrangement. Our clients benefit from each month of service on its own, and although the volume of tasks may differ month to month, our obligation to perform substantially remains the same.

- Third party administration revenue is recognized over the contract period as these services are provided to clients continuously throughout the term of the arrangement. Our clients benefit from each month of service on its own, and although the volume of tasks may differ month to month, our obligation to perform substantially remains the same.

- Actuarial revenue is recognized over the contract period with performance measured in hours in relation to the expected total hours. Under certain defined benefit plan administration arrangements, we charge new clients an initial, non-refundable, set-up fee as part of a multi-year service agreement. Revenue and costs related to the set-up fees are deferred and recognized over the life of the contract or the expected customer relationship, whichever is longer.

Revenue related to payroll processing consists of a (i) fixed fee or (ii) variable fee based on a price per employee or check processed. Revenue is recognized when the actual payroll processing occurs. Our customers benefit from each month of service on its own and although volume and the variability may differ month to month, our obligation to perform substantially remains the same.

Non-core Benefits and Insurance Services consists of transactional businesses that tend to fluctuate. These include life insurance, talent and compensation services.

National Practices

Managed networking, hardware services revenue consists of installation, maintenance and repair of computer hardware. These services are charged to a single customer based on cost plus an agreed-upon markup percentage, which has existed since 1999.

National Practices consulting revenue is based upon a fixed fee, an hourly rate, or outcome-based. Revenue for fixed fee and time and expense arrangements is recognized over the performance period based upon actual hours incurred, while revenue for outcome-based arrangements is recognized similar to the outcome-based arrangements in the Financial Services practice group.

Transaction Price Allocated to Future Obligations — The revenue recognition standard requires the disclosure of the aggregate amount of transaction price allocated to performance obligations that have not yet been satisfied as of the reporting date. The guidance provides certain practical expedients that limit this requirement, including performance obligations that are part of a contract that is one year or less. Since the majority of our contracts are one year or less, we have applied this practical expedient related to quantifying remaining performance obligations. In regards to contracts with terms in excess of one year, certain contract periods related to our government healthcare consulting, group health and benefits consulting, and property and casualty insurance businesses have an original specified contract duration in excess of one year, however, the agreements provide CBIZ and the client with the right to cancel or terminate the contract with no substantial penalty. We have applied the provisions of Topic 606 and the FASB Transition Resource Group memo number 10-14, and note that the definition of contract duration does not extend beyond the goods and services already transferred for contracts that provide both the Company and the client with the right to cancel or terminate the contract with no substantial penalty.

NOTE 3.   ACCOUNTS RECEIVABLE, NET

Accounts receivable, net balances at December 31, 2022 and 2021 were as follows (in thousands):

	2022	2021
Trade accounts receivable	$267,409	$190,710
Unbilled revenue, at net realizable value	87,890	67,616
Total accounts receivable	355,299	258,326
Allowance for doubtful accounts	(20,801)	(16,158)
Accounts receivable, net	$334,498	$242,168

Changes in the allowance for doubtful accounts on accounts receivable are as follows (in thousands):

	2022	2021	2020
Balance at beginning of period	$(16,158)	$(14,894)	$(14,379)
Provision	(13,545)	(9,422)	(9,323)
Charge-offs, net of recoveries	8,902	8,158	8,808
Balance at end of period	$(20,801)	$(16,158)	$(14,894)

NOTE 4.   PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2022 and 2021 consisted of the following (in thousands):

	2022	2021
Buildings and leasehold improvements	$ 47,300	$ 41,894
Furniture and fixtures	30,369	29,588
Capitalized software	34,735	34,474
Equipment	32,927	27,206
Total property and equipment	145,331	133,162
Accumulated depreciation	(100,147)	(89,739)
Property and equipment, net	$ 45,184	$ 43,423

Depreciation expense for property and equipment was $11.2 million, $10.8 million and $9.6 million in 2022, 2021 and 2020, respectively.

NOTE 5.   GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A summary of changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2022 and 2021 were as follows (in thousands):

	Financial Services	Benefits and Insurance Services	National Practices	Total Goodwill
Gross	$412,086	$321,111	$ 33,873	$767,070
Accumulated impairment	$ (44,047)	$ (7,733)	$(32,207)	$ (83,987)
Net at December 31, 2020	$368,039	$313,378	$ 1,666	$683,083
Additions	58,646	1,800	—	60,446
Divestitures	—	(2,786)	—	(2,786)
Gross	470,732	320,125	33,873	824,730
Accumulated impairment	(44,047)	(7,733)	(32,207)	(83,987)
Net at December 31, 2021	$426,685	$312,392	$ 1,666	$740,743
Additions	79,147	—	—	79,147
Other adjustment	27	—	—	27
Gross	549,906	320,125	33,873	903,904
Accumulated impairment	(44,047)	(7,733)	(32,207)	(83,987)
Net at December 31,2022	$505,859	$312,392	$ 1,666	$819,917

We review goodwill at the reporting unit level at least annually, as of November 1, for impairment. We had five reporting units at November 1, 2022. No goodwill impairment was recognized as a result of the annual evaluation.

The components of goodwill and other intangible assets, net at December 31, 2022 and 2021 were as follows (in thousands):

	2022	2021
Goodwill	$ 819,917	$ 740,743
Intangibles :		
Client lists	302,822	249,422
Other intangibles	11,463	11,454
Total intangibles	314,285	260,876
Total goodwill and other intangibles assets	1,134,202	1,001,619
Accumulated amortization:		
Client lists	(173,286)	(152,326)
Other intangibles	(9,214)	(8,510)
Total accumulated amortization	(182,500)	(160,836)
Goodwill and other intangible assets, net	$ 951,702	$ 840,783

Amortization expense for client lists and other intangible assets was $21.7 million, $16.3 million and $13.6 million in 2022, 2021 and 2020, respectively. The weighted-average useful lives of total intangible assets, client lists and other intangible assets were 7.6 years, 7.7 years and 5.3 years, respectively. Other intangible assets are amortized over periods ranging from 3 to 15 years. Based on the amount of intangible assets subject to amortization at December 31, 2022, the estimated amortization expense is $20.7 million for 2023, $19.2 million for 2024, $17.8 million for 2025, $15.8 million for 2026, $14.7 million for 2027, and $43.5 million thereafter.

NOTE 6.   FINANCIAL INSTRUMENTS

The carrying amounts of our cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments and are classified as Level 1 in the fair value hierarchy. The carrying value of bank debt approximates fair value, as the interest rate on the bank debt is variable and approximates current market rates. As a result, the fair value measurement of our bank debt is classified as Level 2 in the fair value hierarchy.

Concentrations of Credit Risk — Financial instruments that may subject us to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with highly-rated financial institutions, limiting the amount of credit exposure with any one financial institution. Our client base consists of large numbers of geographically diverse customers dispersed throughout the United States; thus, concentration of credit risk with respect to accounts receivable is not significant.

Available-For-Sale Debt Securities — Available-for-sale debt securities consist primarily of corporate and municipal bonds. The net par values of these securities total $44.4 million and $37.0 million at December 31, 2022 and 2021, respectively. The bonds have maturity dates or callable dates ranging from January 2023 through November 2025, and are included in "Funds held for clients — current" in the accompanying Consolidated Balance Sheets based on our intent and ability to sell these investments at any time under favorable conditions.

At December 31, 2022, unrealized losses on the securities were not material and have not been recognized as a credit loss because the bonds are investment grade quality and management is not required or does not intend to sell prior to an expected recovery in value. The bond issuers continue to make timely principal and interest payments.

The following table summarizes our bond activity for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Fair value at January 1	$38,670	$25,708
Purchases	19,771	26,980
Redemptions	(5,630)	(6,530)
Maturities	(6,770)	(8,347)
Change in bond premium	(645)	1,517
Fair market value adjustment	(1,911)	(658)
Fair value at December 31	$43,485	$38,670

In addition to the available-for-sale securities discussed above, we also held other depository assets in the amount of $0.9 million and $1.1 million at December 31, 2022 and December 31, 2021, respectively. Those depository assets are classified as Level 1 in the fair value hierarchy.

Interest Rate Swaps — We utilize interest rate swaps to manage interest rate risk exposure associated with our floating-rate debt under the 2022 credit facility, or the forecasted acquisition of such liability. To mitigate counterparty credit risk, we only enter into contracts with selected major financial institutions with investment grade ratings and continually assess their creditworthiness. There are no credit risk-related contingent features in our interest rate swaps nor do the swaps contain provisions under which we would be required to post collateral. We do not purchase or hold any derivative instruments for trading or speculative purposes.

The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we reflect the change in fair value of the derivative instrument. A derivative qualifies for hedge accounting treatment if, at inception, it meets defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

We had no fair value hedging instruments at December 31, 2022 or 2021. Our interest rate swaps are designated as cash flow hedges. Accordingly, the interest rate swaps are recorded as either an asset or liability in the accompanying Consolidated Balance Sheets at fair value. The mark-to-market gains or losses on the swaps are deferred and included as a component of accumulated other comprehensive loss ("AOCL"), net of tax, to the extent the hedge is determined to be effective, and reclassified to interest expense in the same period during which the hedged transaction affects earnings. The interest rate swaps are assessed for effectiveness and continued qualification for hedge accounting on a quarterly basis. For the years ended December 31, 2022 and 2021, the interest rate swaps were deemed to be highly effective.

As a result of the 2022 credit facility, CBIZ amended the interest rate swap agreements with respect to the existing swaps. Effective May 16, 2022, the scheduled reset date, the interest rate of the swaps are set to one-month term SOFR to align the swaps to term SOFR in the 2022 credit facility as a result of reference rate reform. No other terms under the swap agreements were amended.

The following table summarizes our outstanding interest rate swaps and their classification in the accompanying Consolidated Balance Sheets at December 31, 2022 and 2021 (in thousands). Refer to Note 7, Fair Value Measurements, to the accompanying consolidated financial statements for additional disclosures regarding fair value measurements.

	December 31, 2022				
	Notional Amount	Fixed Rate	Expiration	Fair Value	Balance Sheet Location
Interest rate swap	$15,000	2.571%	6/1/2023	$ 133	Other current asset
Interest rate swap	$50,000	0.834%	4/14/2025	$3,726	Other non-current asset
Interest rate swap	$30,000	1.186%	12/14/2026	$2,871	Other non-current asset
Interest rate swap	$20,000	2.450%	8/14/2027	$1,079	Other non-current asset

	December 31, 2021				
	Notional Amount	Fixed Rate	Expiration	Fair Value	Balance Sheet Location
Interest rate swap	$20,000	1.770%	5/14/2022	$ (120)	Other current liability
Interest rate swap	$15,000	2.640%	6/1/2023	$ (432)	Other non-current liability
Interest rate swap	$50,000	0.885%	4/14/2025	$ 405	Other non-current asset
Interest rate swap	$30,000	1.249%	12/14/2026	$ (64)	Other non-current liability

During the third quarter of 2022, we entered into a new 5-year interest rate swap with a notional value of $20 million and fixed rate of 2.450%. One interest rate swap with a notional value of $20 million and fixed rate of 1.770% expired during the second quarter of 2022. As of December 31, 2022, we have four interest rate swaps outstanding. Under the terms of the interest rate swaps, we pay interest at a fixed rate of interest plus applicable margin as stated in the amended agreements, and receive interest that varies with the one-month term SOFR.

During the next twelve months, the amount of the December 31, 2022 AOCL balance that will be reclassified to earnings is expected to be immaterial. The following table summarizes the effects of the interest rate swap on our accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021 (in thousands):

	Gain recognized in AOCL, net of tax		Gain (loss) reclassified from AOCL into expense		
	Twelve Months Ended December 31,		Twelve Months Ended December 31,		
	2022	2021	2022	2021	Location
Interest rate swaps	$6,255	$929	$357	$(1,152)	Interest expense

NOTE 7. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

- Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities

- Level 2 — Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

- Level 3 — Unobservable inputs for the asset or liability

We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As circumstances change, we will reassess the level in which the inputs are included in the fair value hierarchy.

For the years ended December 31, 2022 and 2021, there were no transfers between the valuation hierarchy Levels 1, 2 and 3. The following table summarizes our assets and (liabilities) at December 31, 2022 and 2021 that are measured at fair value on a recurring basis subsequent to initial recognition and indicates the fair value hierarchy of the valuation techniques utilized by us to determine such fair value (in thousands):

	Level	December 31, 2022	December 31, 2021
Deferred compensation plan assets	1	118,862	136,321
Available-for-sale debt securities	1	43,485	38,670
Other depository assets	1	868	1,144
Deferred compensation plan liabilities	1	(118,862)	(136,321)
Interest rate swaps, net	2	7,809	(211)
Contingent purchase price liabilities	3	(132,010)	(79,139)

Contingent Purchase Price Liabilities — During the years ended December 31, 2022 and 2021, we recorded expense of $2.4 million and expense of $2.4 million, respectively, due to accretion, adjusting for expected results of acquired businesses and the revaluation of stock related to contingent payments. These changes are included in Other (expense) income, net in the accompanying Consolidated Statements of Comprehensive Income. Refer to Note 18, Business Combinations, for further discussion of our acquisitions and contingent purchase price liabilities.

The following table summarizes the change in fair value of our contingent purchase price liabilities identified as Level 3 for the years ended December 31, 2022 and 2021 (pre-tax basis, in thousands):

	Contingent Purchase Price Liabilities
Beginning balance — January 1, 2021	$ (54,391)
Additions from business acquisitions	(39,666)
Settlement of contingent purchase price payable	17,285
Change in fair value of contingency	(554)
Change in net present value of contingency	(1,813)
Balance — December 31, 2021	$ (79,139)
Additions from business acquisitions	(74,199)
Settlement of contingent purchase price payable	23,763
Change in fair value of contingency	662
Change in net present value of contingency	(3,097)
Balance — December 31, 2022	$(132,010)

NOTE 8.   INCOME TAXES

For financial reporting purposes, income from continuing operations before income taxes includes the following components (in thousands):

	2022	2021	2020
United States	$141,306	$92,847	$103,306
Foreign (Canada)	187	193	182
Total	$141,493	$93,040	$103,488

Income tax expense included in the accompanying Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands):

	2022	2021	2020
Continuing operations:			
Current:			
Federal	$20,910	$12,369	$21,926
Foreign	50	52	78
State and local	7,299	3,397	5,584
Total	28,259	15,818	27,588
Deferred:			
Federal	5,667	5,029	(1,968)
State and local	2,195	1,282	(479)
Total	7,862	6,311	(2,447)
Total income tax expense from continuing operations	36,121	22,129	25,141
Discontinued operations:			
Operations of discontinued operations:			
Current	(7)	(5)	(11)
Total income tax benefit from discontinued operations	(7)	(5)	(11)
Total income tax expense	$36,114	$22,124	$25,130

The provision for income taxes attributable to income from continuing operations differed from the amount obtained by applying the federal statutory income tax rate to income from continuing operations before income taxes, as follows (in thousands, except percentages):

	2022	2021	2020
Tax at U.S. federal statutory rates	$29,714	$19,538	$21,733
State taxes (net of federal benefit)	9,019	4,498	5,354
Reserves for uncertain tax positions	337	(104)	(1,290)
Share-based compensation	(6,832)	(4,187)	(2,394)
Non-deductible officers' compensation	2,507	1,267	538
Other, net	1,376	1,117	1,200
Provision for income taxes from continuing operations	$36,121	$22,129	$25,141
Effective income tax rate	25.5%	23.8%	24.3%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, were as follows (in thousands):

	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 1,473	$ 1,202
Allowance for doubtful accounts	4,682	3,613
Employee benefits and compensation	37,075	33,549
Lease costs	6,871	5,726
Deferral of employer FICA taxes	—	1,961
Other deferred tax assets	574	778
Total gross deferred tax assets	50,675	46,829
Less: valuation allowance	(3,156)	(2,046)
Total deferred tax assets, net	47,519	44,783
Deferred tax liabilities:		
Goodwill and other intangibles	68,306	57,990
Property and equipment	1,185	1,488
Other deferred tax liabilities	2,791	745
Total gross deferred tax liabilities	72,282	60,223
Deferred income taxes, net	$(24,763)	$(15,440)

We have established valuation allowances for deferred tax assets related to certain employee benefits and compensation and state net operating loss ("NOL") carryforwards at December 31, 2022 and December 31, 2021. The net increase in the valuation allowance of $1.2 million for the year ended December 31, 2022 related to changes in the valuation allowance for NOLs and certain employee benefits and compensation.

In assessing the realization of deferred tax assets, management considers all available positive and negative evidence, including projected future taxable income, scheduled reversal of deferred tax liabilities, historical financial operations and tax planning strategies. Based upon review of these items, management believes it is more-likely- than-not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances.

We file income tax returns in the United States, Canada, and most state jurisdictions. CBIZ's federal income tax returns for years ending prior to January 1, 2019 are no longer subject to examination. With limited exceptions, our state and local income tax returns and non-U.S. income tax returns are no longer subject to tax authority examinations for years ending prior to January 1, 2018 and January 1, 2017, respectively.

The availability of NOLs and state tax credits are reported as deferred tax assets, net of applicable valuation allowances, in the accompanying Consolidated Balance Sheets. At December 31, 2022, we had state net operating loss carryforwards of $48.0 million and a state tax credit carryforward of $0.2 million. The state net operating loss carryforwards expire on various dates between 2023 and 2042 and the state tax credit carryforward expires in 2027.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2022	2021	2020
Balance at January 1	$1,594	$1,536	$ 2,536
Additions for tax positions of the current year	175	161	150
Additions for positions of prior years	486	400	—
Settlements of prior year positions	—	(374)	—
Lapse of statutes of limitation	(144)	(129)	(1,150)
Balance at December 31	$2,111	$1,594	$ 1,536

Included in the balance of unrecognized tax benefits at December 31, 2022 are $1.4 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We believe it is reasonably possible that certain of these unrecognized tax benefits could change in the next twelve months. We expect reductions in the liability for unrecognized tax benefits of approximately $0.1 million within the next twelve months due to expiration of statutes of limitation. Given the number of years that are currently subject to examination, we are unable to estimate the range of potential adjustments to the remaining balance of unrecognized tax benefits at this time.

We recognize interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. During 2022, we recorded an immaterial increase in accrued interest, and, as of December 31, 2022, we had recognized a liability for interest expense and penalties of $0.3 million and $0.2 million, respectively, relating to unrecognized tax benefits. During 2021, we recorded an immaterial decrease in accrued interest, and, as of December 31, 2021, we had recognized a liability for interest expense and penalties of $0.2 million and $0.2 million, respectively, relating to unrecognized tax benefits.

NOTE 9. DEBT AND FINANCING ARRANGEMENTS

2022 credit facility

On May 4, 2022, we entered into the 2022 credit facility, which amends the 2018 credit facility. The 2022 credit facility increased our borrowing capacity from $400 million to $600 million, which provides us with the capital necessary to meet our working capital needs as well as the flexibility to continue with our strategic initiatives, including business acquisitions and share repurchases. Other important key terms of the 2022 credit facility include: (i) an accordion feature that permits lenders to extend an additional $200 million at later date; (ii) no change in pricing from the 2018 credit facility; (iii) upsizing of baskets and various sublimits to reflect the increased size of the Company's business; (iv) a swing line facility increase from $25 million to $50 million, which provides for same-day funds to cover daily liquidity needs; and (v) base interest rate amended from LIBOR to term SOFR.

In connection with our 2022 credit facility, we incurred approximately $2.1 million of financing costs during the second quarter of 2022. The financing costs are deferred and reported as a reduction of debt on the accompanying Consolidated Balance Sheets, are included as a component of cash flow from financing activities on the accompanying Consolidated Statements of Cash Flows, and are being amortized as interest expense over the term of the 2022 credit facility. In addition, we wrote-off approximately $41 thousand of unamortized deferred cost associated with the 2018 credit facility as additional interest expense in the second quarter of 2022.

The 2022 credit facility matures on May 4, 2027. The balance outstanding under the 2022 credit facility was $265.7 million at December 31, 2022. The balance outstanding under the 2018 credit facility was $155.3 million at December 31, 2021. The combined effective interest rates under the 2018 and 2022 credit facilities, including the impact of interest rate swaps associated with those credit facilities, were as follows:

	2022	2021
Weighted average rates	2.67%	1.88%
Range of effective rates	1.08% - 5.44%	1.06% - 3.64%

We had approximately $319.9 million of available funds under the 2022 credit facility at December 31, 2022, based on the terms of the commitment. Available funds under the credit facility are based on a multiple of earnings before interest, taxes, depreciation and amortization as defined in the credit facility, and are reduced by letters of credit, other indebtedness and outstanding borrowings under the credit facility. Under the 2022 credit facility, loans are charged an interest rate consisting of a base rate or term SOFR rate plus an applicable margin, letters of credit are charged based on the same applicable margin, and a commitment fee is charged on the unused portion of the credit facility.

The 2022 credit facility contains certain restrictive covenants customary for facilities of this type, including restrictions on indebtedness, liens or other encumbrances, making certain payments, investments, or to sell or otherwise dispose of a substantial portion of assets, or to merge or consolidate with an unaffiliated entity. The 2022 credit facility also limits our ability to make dividend payments. Historically, we have not paid cash dividends on our common stock. Our Board of Directors has discretion over the payment and level of dividends on common stock, subject to the limitations of the credit facility and applicable law. The credit facility contains a provision that, in the event of a defined change in control, the credit facility may be terminated. In addition, the 2022 credit facility contains financial covenants that require us to meet certain requirements with respect to (i) a total leverage ratio and (ii) minimum interest charge coverage ratio which may limit our ability to borrow up to the total commitment amount. As of December 31, 2022, we are in compliance with all covenants.

Other line of credit

We have an unsecured $20.0 million line of credit by and among CBIZ Benefits and Insurance, Inc., our wholly owned subsidiary, and the Huntington Bank. We utilize this line of credit to support our short-term funding requirements of payroll client fund obligations due to the investment of client funds, rather than liquidating client funds that have already been invested in available-for-sale securities. Refer to Note 6, Financial Instruments, for further discussion regarding these investments. The line of credit, which was renewed on August 1, 2022 and will terminate on August 3, 2023, did not have a balance outstanding at December 31, 2022 and 2021. Borrowings under the line of credit bear interest at the prime rate.

Interest expense

Interest expense, including amortization of deferred financing costs, commitment fees, line of credit fees, and other applicable bank charges, was as follows (in thousands):

	2022	2021	2020
Credit facilities	$8,033	$3,843	$4,919
Other line of credit	6	—	1
Other	—	25	63
	$8,039	$3,868	$4,983

NOTE 10.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) at December 31, 2022 and 2021 were as follows (in thousands):

	2022	2021
Net unrealized loss on available-for-sale securities, net of income tax benefit of $571 and $51, respectively	$(1,518)	$(127)
Net unrealized income (loss) on interest rate swap, net of income tax expense (benefit) of $1,924 and $(41), respectively	5,885	(101)
Foreign currency translation	(763)	(739)
Accumulated other comprehensive income (loss)	$ 3,604	$(967)

NOTE 11.   COMMITMENTS AND CONTINGENCIES

Acquisitions — The purchase price that we normally pay for businesses and client lists consists of two components: an up-front non-contingent portion, and a portion which is contingent upon the acquired businesses or client lists' future performance. The fair value of the contingent purchase price consideration is recorded at the date of acquisition and re-measured each reporting period until the liability is settled. Shares of our common stock that are issued in connection with acquisitions may be contractually restricted from sale for periods up to one year. Acquisitions are further disclosed in Note 18, Business Combinations.

Indemnifications — We have various agreements in which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations, warranties, covenants or agreements, related to matters such as title to assets sold and certain tax matters. Payment by us under such indemnification clauses are generally conditioned upon the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of December 31, 2022, we were not aware of any obligations arising under indemnification agreements that would require material payments, and therefore have not recorded a liability.

Employment Agreements — We maintain severance and employment agreements with certain of our executive officers, whereby such officers may be entitled to payment in the event of termination of their employment. We also have arrangements with certain non-executive employees which may include severance and other employment provisions. We accrue for amounts payable under these contracts and arrangements as triggering events occur and obligations become known. During the years ended December 31, 2022, 2021 and 2020, payments under such contracts and arrangements were not material.

Letters of Credit and Guarantees — We provide letters of credit to landlords (lessors) of our leased premises in lieu of cash security deposits, which totaled $5.0 million and $3.4 million at December 31, 2022 and 2021, respectively. In addition, we provide license bonds to various state agencies to meet certain licensing requirements. The amount of license bonds outstanding was $2.3 million and $2.3 million at December 31, 2022 and 2021, respectively.

Legal Proceedings — On December 19, 2016, CBIZ Operations was named as a defendant in a lawsuit filed by Zotec Partners, LLC ("Zotec") in the Marion County Indiana Superior Court. After various amendments, the lawsuit asserts claims under Indiana law for securities, statutory and common law fraud or deception, unjust enrichment, breach of contract, and vicarious liability against CBIZ Operations and a former employee of CBIZ MMP in connection with the sale of the CBIZ MMP medical billing practice to Zotec. The plaintiff claims that CBIZ Operations had a duty to disclose the fact, unknown to employees of CBIZ Operations at the time of the transaction, that the former employee had a financial arrangement with a Zotec vendor at the time CBIZ Operations sold CBIZ MMP to Zotec. The plaintiff is seeking damages of up to $177.0 million out of the $200.0 million transaction price. Trial was held in October 2021. The jury found in favor of CBIZ on all fraud, contract and other claims before it. On November 14, 2022, the trial court ruled in favor of CBIZ and against Zotec's claim for statutory securities fraud. The court also ruled in favor of CBIZ on its counterclaim for indemnification under contract. The trial court is expected to set further proceedings to determine the amount of damages owed by Zotec to CBIZ.

In addition to the item disclosed above, the Company is, from time to time, subject to claims and lawsuits arising in the ordinary course of business. We cannot predict the outcome of all such matters or estimate the possible loss, if any. Although the proceedings are subject to uncertainties in the litigation process and the ultimate disposition of these proceedings is not presently determinable, we intend to vigorously defend these matters.

NOTE 12.   EMPLOYEE BENEFITS

Employee Savings Plan — We sponsor a qualified 401(k) defined contribution plan that covers substantially all of our employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by us are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds including: equity, fixed income, stable value, and balanced-lifecycle funds. Employer contributions (net of forfeitures) made to the plan during the years ended December 31, 2022, 2021 and 2020 were approximately $16.1 million, $13.2 million and $12.2 million, respectively.

Non-qualified Deferred Compensation Plan — We sponsor a non-qualified deferred compensation plan, under which certain members of management and other highly compensated employees may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. The amount of compensation deferred under the plan is credited to each participant's deferral account and a non-qualified deferred compensation plan obligation is established by us. An amount equal to each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by us and recorded as "Assets of deferred compensation plan" in the accompanying Consolidated Balance Sheets.

Assets of the non-qualified deferred compensation plan consist primarily of investments in mutual funds, money market funds and equity securities. The values of these investments are based on published market prices at the end of the period. Adjustments to the fair value of these investments are recorded in "Other income, net," offset by the same adjustments to compensation expense (recorded as "Operating expenses" or "G&A expenses" in the accompanying Consolidated Statements of Comprehensive Income).

We recorded a loss of $19.6 million related to those investments for the year ended December 31, 2022. In 2021 and 2020, respectively, we recorded income of $19.5 million and $15.4 million related to these investments.

These investments are specifically designated as available to us solely for the purpose of paying benefits under the non- qualified deferred compensation plan. However, the investments in the rabbi trusts would be available to all unsecured general creditors in the event that we become insolvent.

Deferred compensation plan obligations represent amounts due to plan participants and consist of accumulated participant deferrals and changes in fair value of investments thereon since the inception of the plan, net of withdrawals. This liability is an unsecured general obligation of ours and is recorded as "Deferred compensation plan obligations" in the accompanying Consolidated Balance Sheets.

The assets and liabilities related to the non-qualified deferred compensation plan at December 31, 2022 and 2021 were $118.9 million and $136.3 million, respectively.

NOTE 13.   COMMON STOCK

Share Repurchase Program — Our Board of Directors approved various share repurchase programs that were effective during the years ended December 31, 2022 and 2021. Under these programs, shares may be purchased in the open market or in privately negotiated transactions according to SEC rules.

The Share Repurchase Program does not obligate us to acquire any specific number of shares and may be suspended at any time. Repurchased shares are held in treasury and may be reserved for future use in connection with acquisitions, employee share plans and other general purposes. Under the 2022 credit facility, described in Note 9, Debt and Financing Arrangements, share repurchases are unlimited when total leverage is less than 3.0. When leverage is greater than 3.0, the annual share repurchase is limited to $35.0 million.

Under the Share Repurchase Program, we repurchased 2.8 million and 3.0 million shares on the open market at a cost (including fees and commissions) of $122.8 million and $96.4 million during the years ended December 31, 2022 and 2021, respectively. Shares repurchased to settle statutory employee withholding related to vesting of stock awards were 0.2 million shares at a cost of $7.3 million during the year ended December 31, 2022 and 0.1 million shares at a cost of $3.0 million during the year ended December 31, 2021.

NOTE 14.   EMPLOYEE STOCK PLANS

Employee Stock Purchase Plan — The 2007 Employee Stock Purchase Plan ("ESPP"), which has a termination date of June 30, 2024, allows qualified employees to purchase shares of common stock through payroll deductions up to a limit of $25,000 of stock per calendar year. The price an employee pays for shares is 85% of the fair market value of our common stock on the last day of the purchase period. Purchase periods begin on the sixteenth day of the month and end on the fifteenth day of the subsequent month. Other than a one-year holding period from the date of purchase, there are no vesting or other restrictions on the stock purchased by employees under the ESPP.

The total number of shares of common stock that can be purchased under the ESPP shall not exceed 2.0 million shares.

Stock Awards — Effective May 9, 2019, the CBIZ shareholders approved CBIZ, Inc. 2019 Stock Omnibus Incentive Plan ("2019 Plan"), which amended and restated the CBIZ, Inc. 2014 Stock Incentive Plan ("2014 Plan"), of which we have granted various stock-based awards through the year ended December 31, 2022. Effective January 1, 2020, the 2019 Plan replaced and superseded the 2014 Plan. The operating terms of the 2019 Plan are substantially similar to those of the 2014 Plan. Under the 2019 Plan, which expires in 2029, a maximum of 3.1 million stock options, restricted stock or other stock based compensation awards may be granted. Shares subject to award under the 2019 Plan may be either authorized but unissued shares of our common stock or treasury shares. The terms and vesting schedules for the share-based awards vary by type and date of grant. At December 31, 2022, approximately 1.8 million shares were available for future grant under the 2019 Plan.

During the years ended December 31, 2022, 2021 and 2020, we recognized compensation expense (before income tax expense) for these awards as follows (in thousands):

	2022	2021	2020
Stock options	$ 248	$ 1,291	$1,878
Restricted stock units and awards	5,204	5,603	4,960
Performance share units	9,237	4,513	2,031
Total share-based compensation expense	$14,689	$11,407	$8,869

Stock Options — Certain employees and non-employee directors were granted stock options. Stock options awarded to non-employee directors have generally been granted with immediate vesting. Stock options awarded to employees are generally subject to a 25% incremental vesting schedule over a four-year period commencing from the date of grant. At the discretion of the Compensation Committee of the Board of Directors, options awarded under the 2019 Plan may vest in a time period shorter than four years. Stock options expire six years from the date of grant and are awarded with an exercise price equal to the market value of our common stock on the date of grant. Stock options may be granted alone or in addition to other awards and may be of two types: incentive stock options and non-qualified stock options. During the year ended December 31, 2021 and 2020, we granted 50 thousand and 50 thousand stock options to non-employee directors, respectively. We did not grant any stock options during the year ended December 31, 2022.

Stock option activity during the year ended December 31, 2022 was as follows (number of options in thousands):

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2021	1,223	$17.71		
Exercised	(670)	$14.98		
Outstanding at December 31, 2022	553	$21.03	1.83 years	$14.3
Vested and exercisable at December 31, 2022	553	$21.03	1.83 years	$14.3

- The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2021 and 2020 was $0.4 million and $0.3 million, respectively.

- The aggregate intrinsic value of stock options exercised during each of the years ended December 31, 2022, 2021 and 2020 was $19.1 million, $13.6 million and $8.9 million, respectively. The intrinsic value is calculated as the difference between our stock price on the exercise date and the exercise price of each option exercised.

- At December 31, 2022, we didn't have any unrecognized compensation cost for stock options.

We utilized the Black-Scholes-Merton option-pricing model to determine the fair value of stock options on the date of grant. The fair value of stock options granted during the years ended December 31, 2021 and 2020 were $8.10 and $5.79, respectively. The following weighted average assumptions were utilized:

	2021	2020
Expected volatility (1)	27.49%	27.27%
Expected option life (years) (2)	4.71	4.67
Risk-free interest rate (3)	0.74%	0.19%
Expected dividend yield (4)	—%	—%

(1) The expected volatility assumption was determined based upon the historical volatility of our stock price, using daily price intervals.

(2) The expected option life was determined based upon our historical data using a midpoint scenario, which assumes all options are exercised halfway between the expiration date and the weighted average time it takes the option to vest.

(3) The risk-free interest rate assumption was upon zero-coupon U.S. Treasury bonds with a term approximating the expected life of the respective options.

(4) The expected dividend yield assumption was determined in view of our historical and estimated dividend payouts.

Restricted Stock Units and Awards — Under the 2019 Plan, certain employees and non-employee directors were granted restricted stock units and awards. Restricted stock units and awards are independent of option grants and vest at no cost to the recipients. Restricted stock units and awards are subject to forfeiture if employment terminates prior to the release of restrictions, generally one to four years from the date of grant. Recipients of restricted stock units and awards are entitled to the same dividend and voting rights as holders of other CBIZ common stock, subject to certain restrictions during the vesting period, and these are considered to be issued and outstanding from the date of grant. Shares granted under the 2019 Plan cannot be sold, pledged, transferred or assigned during the vesting period**.**

Restricted stock units and awards activity during the year ended December 31, 2022 was as follows (in thousands, except per share data):

	Number of Shares	Weighted Average Grant-Date Fair Value [1]
Non-vested at December 31, 2021	389	$25.07
Granted	130	$38.53
Vested	(238)	$23.47
Forfeited	(4)	$34.04
Non-vested at December 31, 2022	277	$32.62

(1) Represents weighted average market value of the shares as the awards are granted at no cost to the recipients.

- At December 31, 2022, we had unrecognized compensation cost for restricted stock units and awards of $5.2 million to be recognized over a weighted average period of approximately 0.73 years.

- The total fair value of shares vested during the years ended December 31, 2022, 2021 and 2020 was approximately $5.6 million, $4.9 million and $4.6 million, respectively.

- The market value of shares awarded during the years ended December 31, 2022, 2021 and 2020 was $5.0 million, $5.0 million and $4.3 million, respectively. This market value was recorded as unearned compensation and is recognized as expense ratably over the periods which the restrictions lapse.

- Awards outstanding at December 31, 2022 will be released from restrictions at dates ranging from February, 2023 through February, 2025.

Performance Share Units ("PSUs") — PSUs are earned based on our financial performance over a contractual term of three years and the associated expense is recognized over that period based on the fair value of the award. A three-year cliff vesting schedule of the PSUs is dependent upon the Company's performance relative to pre-established goals based on earnings per share target (weighted 70%) and total growth in revenue (weighted 30%). The fair value of PSUs is calculated using the market value of our common stock on the date of grant. For performance achieved above specified levels, the recipient may earn additional shares of stock, not to exceed 200% of the number of PSUs initially granted.

The following table presents our PSUs award activity during the twelve months ended December 31, 2022 (in thousands, except per share data):

	Performance Share Units	Weighted Average Grant-Date Fair Value Per Unit (1)
Outstanding at December 31, 2021	473	$23.64
Granted	103	$38.15
Vested	(211)	$19.82
Adjustments for performance results (2)	122	$25.75
Forfeited	(5)	$33.21
Outstanding at December 31, 2022	482	$28.84

(1) Represents weighted average market value of the shares; awards are granted at no cost to the recipients.

(2) Represents the change in the number of performance awards earned based on performance achievement for the performance period.

NOTE 15. EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and the denominator of basic earnings per share and diluted earnings per share from continuing operations for the years ended December 31, 2022, 2021 and 2020 (in thousands, except per share data):

	Year Ended December 31,		
	2022	**2021**	**2020**
Numerator:			
Income from continuing operations	$105,372	$70,911	$78,347
Denominator:			
Basic			
Weighted average common shares outstanding	51,502	52,637	54,288
Diluted			
Stock options (1)	487	683	802
Restricted stock awards	141	192	195
Contingent shares (2)	14	—	74
Performance share units (3)	244	211	—
Diluted weighted average common shares outstanding	52,388	53,723	55,359
Earnings Per Share:			
Basic earnings per share from continuing operations	$ 2.05	$ 1.35	$ 1.44
Diluted earnings per share from continuing operations	$ 2.01	$ 1.32	$ 1.42

(1) For the years ended December 31, 2022, 2021 and 2020, a total of 68 thousand, 23 thousand and 253 thousand stock based awards, respectively, were excluded from the calculation of diluted earnings per share as their exercise prices would render them anti-dilutive.

(2) Contingent shares represent additional shares to be issued for purchase price earned by former owners of businesses acquired by us once future conditions have been met. For further details, refer to Note 18, Business Combinations.

(3) The denominator used in calculating diluted earnings per share did not include 0.2 million and 0.3 million performance share units for the twelve months ended December 31, 2022 and 2021, respectively. The performance conditions associated with these performance share units were not met and consequently none of these performance share units were considered as issuable for the years ended December 31, 2022 and 2021.

NOTE 16. LEASES

We determine if a contract is a lease at inception. We have leases for office space and facilities, automobiles and certain information technology equipment. All of our leases are classified as operating leases and the majority of which are for office space and facilities.

Supplemental balance sheet information related to the Company's operating leases as of December 31, 2022 and 2021 was as follows (in thousands):

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term	6.3 years	6.4 years
Weighted-average discount rate	4.14 %	3.54 %

The components of lease cost and other lease information as of and during the year ended December 31, 2022 and 2021 are as follows (in thousands):

	December 31, 2022	December 31, 2021
Operating lease cost	$43,716	$35,584
Cash paid for amounts included in measurement of lease liabilities		
Operating cash flows for operating leases	$45,378	$38,042

Our leases have remaining lease terms ranging from 1 to 10 years. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the options are not included in the lease term, and associated potential option payments are excluded from lease payments.

Maturities of operating lease liabilities at December 31, 2022 and minimum cash commitments under operating leases at December 31, 2021 were as follows (in thousands):

	December 31, 2022
2023	$ 44,595
2024	40,516
2025	38,978
2026	35,205
2027	31,230
Thereafter	51,756
Total undiscounted lease payments	242,280
Less: imputed interest	(31,468)
Total lease liabilities	$210,812

	December 31, 2021
2022	$ 36,202
2023	33,490
2024	29,153
2025	27,779
2026	23,213
Thereafter	50,311
Total undiscounted lease payments	200,148
Less: imputed interest	(23,754)
Total lease liabilities	$176,394

NOTE 17.   RELATED PARTIES

The following is a summary of certain agreements and transactions between or among us and certain related parties. Management reviews these transactions as they occur and monitors them for compliance with our Code of Conduct, internal procedures and applicable legal requirements. The Audit Committee reviews and ratifies such transactions annually, or as they are more frequently brought to the attention of the Audit Committee by our Director of Internal Audit, General Counsel or other members of Management.

A number of the businesses acquired by us are located in properties owned indirectly by and leased from persons employed by us, none of whom are members of our senior management. In the aggregate, we paid approximately $1.9 million, $2.3 million and $2.2 million during the years ended December 31, 2022, 2021 and 2020, respectively, under such leases.

Jerome Grisko, President and CEO of CBIZ, is a board member of Global Prairie PBC, Inc. ("Global Prairie"). Global Prairie performed consulting work for us during the year ended December 31, 2022 for which we paid approximately $0.2 million.

We maintain joint-referral relationships and ASAs with independent licensed CPA firms under which we provide administrative services in exchange for a fee. These firms are owned by licensed CPAs who are employed by our subsidiaries and provide audit and attest services to clients including our clients. The CPA firms with which we maintain ASAs operate as limited liability companies, limited liability partnerships or professional corporations. The firms are separate legal entities with separate governing bodies and officers. We have no ownership interest in any of these CPA firms, and neither the existence of the ASAs nor the providing of services thereunder is intended to constitute control of the CPA firms by us. CBIZ and the CPA firms maintain their own respective liability and risk of loss in connection with performance of each of its respective services, and we do not believe that our arrangements with these CPA firms result in additional risk of loss.

NOTE 18.   BUSINESS COMBINATIONS

Our acquisition strategy focuses on businesses with a leadership team that is committed to best in class culture, extraordinary client service and cross-serving potential. CBIZ has a long history of acquiring businesses that share common cultural values with us and provide value-added services to the small and midsize business market. The valuation of any business is a subjective process and includes industry, geography, profit margins, expected cash flows, client retention, nature of recurring or non-recurring project-based work, growth rate assumptions and competitive market conditions.

During the year ended December 31, 2022, we completed the following acquisitions:

- Effective January 1, 2022, we acquired all of the non-attest assets of Marks Paneth LLP ("Marks Paneth"). Marks Paneth, based in New York City, is a provider of a full range of accounting, tax and consulting services to a wide range of industries. Marks Paneth is included as a component of our Financial Services practice group. Operating results are reported in the Financial Services practice group.

- Effective July 1, 2022, we acquired substantially all the assets of Stinnett & Associates, LLC ("Stinnett"). Stinnett, located in Tulsa, Oklahoma, is a professional advisory firm and certified Women's Business Enterprise providing internal audit, Sarbanes-Oxley compliance, cybersecurity reviews, business continuity and disaster recovery, and fraud investigations to businesses of all sizes including Fortune 1000 organizations in a variety of industries. Operating results are reported in the Financial Services practice group.

During the year ended December 31, 2021, we completed the following acquisitions:

- Effective January 1, 2021, we acquired substantially all the assets of Middle Market Advisory Group ("MMA"). MMA, based in Englewood, Colorado, is a provider of tax compliance and consulting services to middle market companies and family groups in the real estate, automotive, technology and SAAS, construction, and manufacturing industries. Operating results are reported in the Financial Services practice group.

- Effective April 1, 2021, we acquired substantially all the assets of Wright Retirement Services, LLC ("Wright"). Wright, located in Valdosta, Georgia, specializes in third party administration services for retirement plan sponsors. Operating results are reported in the Benefits and Insurance practice group.

- Effective May 1, 2021, we acquired substantially all of the non-attest assets of Berntson Porter & Company, PLLC ("BP"). BP, based in Bellevue, Washington, is a provider of comprehensive accounting and financial consulting services including tax, forensic, economic and valuation services and transaction services to a wide range of industries with specialties including construction, real estate, hospitality, manufacturing and technology. Operating results are reported in the Financial Services practice group.

- Effective June 1, 2021, we acquired all of the issued and outstanding membership interests of Schramm Health Partners, LLC dba Optumas ("Optumas"). Optumas, based in Scottsdale, Arizona, is a provider of actuarial services to state government health care agencies to assist in the administration of Medicaid programs. Operating results are reported in the Financial Services practice group.

- Effective September 1, 2021, we acquired all of the non-attest assets of Shea Labagh Dobberstein ("SLD"). SLD, based in San Francisco, California, is a provider of professional accounting, tax and advisory services to privately held businesses, individuals and nonprofit organizations. Operating results are reported in the Financial Services practice group.

- Effective December 1, 2021, we acquired substantially all the assets of Kenneth Weiss & Company, P.C. dba Weiss & Company ("Weiss"). Weiss, based in San Diego, California, is a provider of tax compliance and consulting services to family groups and individuals. Operating results are reported in the Financial Services practice group.

The acquisitions of Marks Paneth and Stinnett added approximately $148.1 million in incremental revenue in 2022. During the year ended December 31, 2022, we recorded approximately $10.5 million in non-recurring transaction, retention and integration related costs associated with the Marks Paneth acquisition. Pro forma results of operations for these acquisitions have not been presented because the effects of these acquisitions were not material, either individually or in aggregate, to our total revenue, income from continuing operations, and net income for year ended December 31, 2022 and 2021, respectively.

The following table summarizes the aggregated consideration and purchase price allocation for the acquisitions completed during the year ended December 31, 2022 and 2021, respectively (in thousands):

	2022	2021
Common stock issued (number)	42	207
Common stock value	$ 1,668	$ 6,940
Cash paid	79,141	66,651
Recorded contingent consideration	74,199	39,665
Total recorded purchase price	$155,008	$113,256
Accounts receivable acquired, net	$ 20,429	$ 9,838
Fixed assets acquired	1,933	1,473
Identifiable intangible assets acquired	53,400	42,422
Operating lease right-of-use asset acquired, net	49,291	19,153
Other assets acquired, net	1,693	848
Operating lease liability acquired - current	(5,860)	(3,020)
Other current liabilities acquired	(1,594)	(1,771)
Operating lease liability acquired - noncurrent	(43,431)	(16,133)
Goodwill	79,147	60,446
Total net assets acquired	$155,008	$113,256
Maximum potential contingent consideration	$ 77,075	$ 41,720

The following table summarizes the aggregated goodwill and intangible asset amounts resulting from those acquisitions for the twelve months ended December 31, 2022 and 2021, respectively (in thousands):

	Twelve Months Ended December 31,			
	2022		2021	
	Financial Services	Benefits & Insurance	Financial Services	Benefits & Insurance
Goodwill	$ 79,147	$—	$58,646	$1,800
Client list	53,400	—	40,950	1,290
Other intangibles	—	—	136	46
Total	$132,547	$—	$99,732	$3,136

Goodwill is calculated as the difference between the aggregated purchase price and the fair value of the net assets acquired. Goodwill represents the value of expected future earnings and cash flows, as well as the synergies created by the integration of the new businesses within our organization, including cross-selling opportunities expected with our Financial Services practice group and the Benefits and Insurance Services practice group, to help strengthen our existing service offerings and expand our market position. Client lists generally have an expected life of 10 years, and other intangibles, primarily non-compete agreements, have an expected life of 3 years. Client lists and non-compete agreements are valued using a discounted cash flow technique based on management estimates of future cash flows from such assets.

The following table summarizes the changes in contingent purchase price consideration for previous acquisitions and contingent payments made for previous business acquisitions during the year ended December 31, 2022 and 2021, respectively (in thousands):

	2022	2021
Net expense	2,435	2,367
Cash settlement paid	21,113	13,785
Shares issued (number)	65	109

Divestitures and Sale of Assets

In 2022, we sold one small book of business for $2.5 million in the Benefits and Insurance Services practice group and recorded a gain of $2.4 million. This gain is recorded as "Other (expense) income, net" in the accompanying Condensed Consolidated Statements of Comprehensive Income. Gain on book of business sales in 2021 was immaterial.

Divested operations and assets that do not qualify for treatment as discontinued operations are recorded as "Gain (loss) on sale of operations, net" in the accompanying Consolidated Statements of Comprehensive Income. In 2021, we sold one business for $9.7 million in the Benefit and Insurance practice group and recorded a gain of $6.3 million.

NOTE 19.   SEGMENT DISCLOSURES

Our business units have been aggregated into three practice groups: (i) Financial Services, (ii) Benefits and Insurance Services and (iii) National Practices, based on the following factors: similarity of the products and services provided to clients, similarity of the regulatory environment in which they operate; and similarity of economic conditions affecting long-term performance. The business units are managed along these segment lines. A general description of services provided by practice group is provided in the table below.

Financial Services	Benefits and Insurance Services	National Practices
Accounting and Tax	Employee Benefits Consulting	Information Technology Managed
Financial Advisory	Payroll / Human Capital Management	Networking and Hardware Services
Valuation	Property and Casualty Insurance	Healthcare Consulting
Risk and Advisory Services	Retirement and Investment Services	
Government Healthcare Consulting		

Corporate and Other — Included in Corporate and Other are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of certain healthcare costs, gains or losses attributable to assets held in our non-qualified deferred compensation plan, stock-based compensation, consolidation and integration charges, certain professional fees, certain advertising costs and other various expenses.

Upon consolidation, intercompany accounts and transactions are eliminated, thus inter-segment revenue is not included in the measure of profit or loss for the practice groups. Performance of the practice groups is evaluated on income (loss) from continuing operations before income tax expense (benefit) excluding those costs listed above, which are reported in the "Corporate and Other".

We operate in the United States and Canada and revenue generated from such operations during the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
United States	$1,410,255	$1,103,183	$962,272
Canada	1,724	1,742	1,625
Total revenue	$1,411,979	$1,104,925	$963,897

There is no one customer that represents a significant portion of our revenue.

Segment information for the years ended December 31, 2022, 2021 and 2020 is presented below (in thousands). We do not manage our assets on a segment basis, therefore segment assets are not presented below.

	For the Year Ended December 31, 2022				
	Financial Services	**Benefits and Insurance Services**	**National Practices**	**Corporate and Other**	**Total**
Revenue	$1,010,068	$358,007	$43,904	$ —	$1,411,979
Operating expenses	850,038	290,387	39,201	8,986	1,188,612
Gross margin	160,030	67,620	4,703	(8,986)	223,367
Corporate general and administrative expenses	—	—	—	55,023	55,023
Operating income (loss)	160,030	67,620	4,703	(64,009)	168,344
Other income (expense):					
Interest expense	—	(6)	—	(8,033)	(8,039)
Gain on sale of operations, net	413	—	—	—	413
Other income (expense), net	269	2,392	10	(21,896)	(19,225)
Total other income (expense)	682	2,386	10	(29,929)	(26,851)
Income (loss) from continuing operations before income tax expense	$ 160,712	$ 70,006	$ 4,713	$(93,938)	$ 141,493

	For the Year Ended December 31, 2021				
	Financial Services	Benefits and Insurance Services	National Practices	Corporate and Other	Total
Revenue	$734,026	$332,323	$38,576	$ —	$1,104,925
Operating expenses	608,238	271,650	34,494	31,253	945,635
Gross margin	125,788	60,673	4,082	(31,253)	159,290
Corporate general and administrative expenses	—	—	—	56,150	56,150
Legal settlement, net	—	—	—	30,468	30,468
Operating income (loss)	125,788	60,673	4,082	(117,871)	72,672
Other income (expense):					
Interest expense	—	—	—	(3,868)	(3,868)
(Loss) gain on sale of operations, net	(289)	6,284	—	—	5,995
Other income, net	263	827	3	17,148	18,241
Total other (expense) income	(26)	7,111	3	13,280	20,368
Income (loss) from continuing operations before income tax expense	$125,762	$ 67,784	$ 4,085	$(104,591)	$ 93,040

	For the Year Ended December 31, 2020				
	Financial Services	Benefits and Insurance Services	National Practices	Corporate and Other	Total
Revenue	$629,778	$297,758	$36,361	$ —	$963,897
Operating expenses	525,209	248,357	32,637	19,148	825,351
Gross margin	104,569	49,401	3,724	(19,148)	138,546
Corporate general and administrative expenses	—	—	—	46,066	46,066
Operating income (loss)	104,569	49,401	3,724	(65,214)	92,480
Other income (expense):					
Interest expense	—	(34)	—	(4,949)	(4,983)
(Loss) gain on sale of operations, net	(612)	103	—	—	(509)
Other income, net	262	196	1	16,041	16,500
Total other (expense) income	(350)	265	1	11,092	11,008
Income (loss) from continuing operations before income tax expense	$104,219	$ 49,666	$ 3,725	$(54,122)	$103,488

NOTE 20. SUBSEQUENT EVENTS

Share Repurchase Program

Subsequent to December 31, 2022 and up to February 22, 2023, we repurchased approximately 0.1 million shares of our common stock on the open market at a total cost of approximately $4.5 million.

On February 7, 2023, our Board of Directors authorized the continuation of the Share Repurchase Program, which has been renewed annually for the past nineteen years. It is effective beginning March 31, 2023, to which the amount of shares to be purchased will be reset to 5.0 million, and expires one year from the respective effective date. This authorization allows us to purchase shares of our common stock (i) in the open market, (ii) in privately negotiated transactions, or (iii) under Rule 10b5-1trading plans.

Somerset Acquisition

Effective February 1, 2023, we acquired the non-attest assets of Somerset CPAs and Advisors ("Somerset"). Somerset, based in Indianapolis, IN, is a provider of a full range of accounting, tax, and financial advisory services to clients in a wide array of industries. Mayer Hoffman, with whom we maintain an ASA, acquired the attest assets from Somerset in a separate transaction. Annualized revenue from Somerset is estimated at $55.0 million. Somerset is included as a component of our Financial Services practice group.

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